As filed with the Securities and Exchange Commission on April 2, 2007

Commission File Nos. 333-

811-21372

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No.	☐

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐

Amendment No. 11	☒

Protective Acquired Variable Annuity Separate Account

(Exact Name of Registrant)

Protective Life Insurance Company

(Name of Depositor)

2801 Highway 280 South, Birmingham, Alabama	35223
(Address of Depositor’s Principal Executive Offices)	(Zip Code)

Depositor’s Telephone Number, including Area Code: (205) 268-1000

Max Berueffy, Esq.

Protective Life Insurance Company

2801 Highway 280 South

Birmingham, Alabama 35223

(Name and Address of Agent for Service)

Copy To:

Joan E. Boros, Esq.
Jorden Burt LLP
1025 Thomas Jefferson Street, N.W.
Suite 400E
Washington, D.C. 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

Title of Securities Being Registered: The variable portion of flexible premium modified guaranteed, fixed and variable deferred annuity contracts.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No filing fee is due because an indefinite number of shares is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

EXPLANATORY NOTE

Registrant is filing this Registration Statement to register on a new Form N-4 interests under the Protective RSG Preferred Plus variable annuity contracts (formerly, Chase Insurance Preferred Plus variable annuity contracts) (the “Contracts”). Interests under the Contracts were previously registered on Form N-4 (File No. 333-106645). Upon effectiveness of a merger between Chase Insurance Life and Annuity Company and Protective Life Insurance Company (“Protective Life”), Protective Life became the issuer of the Contracts and Chase Variable Annuity Separate Account was transferred intact to Protective Life and renamed Protective Acquired Variable Annuity Separate Account.

PROSPECTUS FOR

PROTECTIVE LIFE INSURANCE COMPANY

FLEXIBLE PREMIUM FIXED AND VARIABLE

DEFERRED ANNUITY CONTRACTS

PROTECTIVE RSG PREFERRED PLUS

Issued By

PROTECTIVE ACQUIRED VARIABLE ANNUITY SEPARATE ACCOUNT

and

PROTECTIVE LIFE INSURANCE COMPANY

This Prospectus describes Flexible Premium Fixed and Variable Deferred Annuity Contracts (the “Contract”) offered by Protective Life Insurance Company (“we” or “Protective Life”). The Contract is designed to provide annuity benefits for retirement which may or may not qualify for certain federal tax advantages. These Contracts are no longer offered for sale, however, you may make additional Purchase Payments as permitted under your Contract. The Contract were available for purchase by natural persons, or by trusts or custodial accounts which hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval. The Contract could be purchased only if the oldest Owner and Annuitant had not attained age 81.

You may allocate Purchase Payments to the Fixed Account or to one or more of the variable options. The Contract currently offers 55 variable investment options, each of which is a Subaccount of the Protective Acquired Variable Annuity Separate Account. Currently, you may choose among Subaccounts that invest in the following Portfolios or Funds:

•  AIM Variable Insurance Funds (Series I Shares)

•  AIM V.I. Financial Services Fund

•  AIM V.I. Global Health Care Fund
(formerly AIM V.I. Health Sciences Fund)

•  AIM V.I. Global Real Estate
(formerly AIM V.I. Real Estate Fund)

•  AIM V.I. Utilities Fund

•  The Alger American Fund (Class O Shares)

•  Alger American Growth Portfolio

•  Alger American MidCap Growth Portfolio

•  Alger American Small Capitalization Portfolio

•  American Century Variable Portfolios, Inc. (“VP”) (Class I Shares)

•  American Century VP Income & Growth Fund

•  American Century VP Large Company
Value Fund

•  American Century VP Value Fund

•  Dreyfus Investment Portfolios (“Dreyfus IP”) (Service Shares)

•  Dreyfus IP MidCap Stock Portfolio

•  Dreyfus IP Technology Growth Portfolio

•  The Dreyfus Socially Responsible Growth Fund, Inc. (Initial Share Class)

•  Dreyfus Variable Investment Fund (“Dreyfus VIF”)

•  Dreyfus VIF Money Market Portfolio

•  Fidelity Variable Insurance Products Funds (“VIP”)

•  Fidelity VIP Contrafund® Portfolio
(Initial Class Shares)

•  Fidelity VIP Equity-Income Portfolio
(Initial Class Shares)

•  Fidelity VIP Growth Portfolio
(Initial Class Shares)

•  Fidelity VIP Index 500 Portfolio
(Service Class 2 Shares)

•  Fidelity VIP Mid Cap Portfolio
(Initial Class Shares)

•  Franklin Templeton Variable Insurance Products Trust (Class 2 Shares)

•  Franklin Global Communications Securities Fund

•  Franklin Growth and Income Securities Fund

•  Franklin Rising Dividends Securities Fund

•  Franklin Small Cap Value Securities Fund

•  Franklin Strategic Income Securities Fund

•  Franklin U.S. Government Fund

•  Franklin Zero Coupon Fund 2010

•  Mutual Discovery Securities Fund

•  Mutual Shares Securities Fund

•  Templeton Developing Markets Securities Fund

•  Templeton Global Asset Allocation Fund

•  JPMorgan Insurance Trust (formerly JPMorgan Investment Trust)

•  JPMorgan Insurance Trust Core Bond Portfolio 1 (formerly JPMorgan Investment Trust Bond Portfolio)

•  JPMorgan Insurance Trust Government Bond Portfolio 1 (formerly JPMorgan Investment Trust Government Bond Portfolio)

•  JPMorgan Insurance Trust Balanced Portfolio 1 (formerly JPMorgan Investment Trust Balanced Portfolio)

•  JPMorgan Insurance Trust Intrepid Growth Portfolio 1 (formerly JPMorgan Insurance Trust Large Cap Growth Portfolio)

•  JPMorgan Insurance Trust Equity Index Portfolio 1(formerly JPMorgan Investment Trust Equity Index Portfolio)

•  JPMorgan Insurance Trust Diversified Equity Portfolio 1 (formerly JPMorgan Investment Trust Diversified Equity Portfolio)

•  JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio 1 (formerly JPMorgan Investment Trust Mid Cap Growth Portfolio)

•  JPMorgan Insurance Trust Intrepid Mid Cap Value Portfolio 1 (formerly JPMorgan Investment Trust Diversified Mid Cap Portfolio)

•  JPMorgan Insurance Trust Diversified Mid Cap Value Portfolio 1 (formerly JPMorgan Investment Trust Mid Cap Value Portfolio)

•  J.P. Morgan Series Trust II

•  JPMorgan International Equity Portfolio

•  JPMorgan Mid Cap Value Portfolio

•  JPMorgan Small Company Portfolio

•  Janus Aspen Series (Institutional Shares)

•  Janus Aspen Balanced Portfolio

•  Janus Aspen Large Cap Growth Portfolio

•  Janus Aspen Mid Cap Growth Portfolio

•  Janus Aspen Worldwide Growth Portfolio

•  Janus Aspen Series (Service Shares)

•  Janus Aspen Mid Cap Value Portfolio

•  Janus Aspen Small Company Value Portfolio

•  Oppenheimer Variable Account Funds
(Service Shares)

•  Oppenheimer Capital Appreciation Fund/VA

•  Oppenheimer Global Securities Fund/VA

•  Oppenheimer High Income Fund/VA

•  Oppenheimer Main Street Fund®/VA

•  Oppenheimer Main Street Small Cap
Fund®/VA

•  Oppenheimer MidCap Fund/VA
(formerly Oppenheimer Aggressive Growth Fund/VA)

•  Oppenheimer Strategic Bond Fund/VA

This is a bonus annuity. The expenses for a bonus annuity may be higher than for an annuity without a bonus. The amount of the bonus credit may be more than offset by additional fees and charges associated with the bonus.

The Contracts are not insured by the FDIC. They are obligations of the issuing insurance company and not a deposit of, or guaranteed by, any bank or savings institution and are subject to risks, including possible loss of principal.

This Prospectus contains important information about the Contracts that you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information (“SAI”) with the Securities and Exchange Commission. The current SAI has the same date as this Prospectus and is incorporated by reference in this Prospectus. You may obtain a free copy by writing us or calling (877) 280-5102. A table of contents for the SAI appears on page 57. You may also find this Prospectus and other information about the Separate Account required to be filed with the Securities and Exchange Commission (“SEC”) at the SEC’s web site at http://www.sec.gov.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 2, 2007.

2

3

DEFINITIONS

The following terms as used in this Prospectus have the indicated meanings:

Accumulation Period—The period between the Date of Issue of a Contract and the Annuity Date.

Accumulation Unit—A unit of measurement used to determine the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.

Allocation Option—The Subaccounts and the Fixed Account available under the Contract for allocation of Purchase Payments, or transfers of Contract Value during the Accumulation Period.

Annuitant—The person during whose lifetime the annuity is to be paid.

Annuity Date—The date on which annuity payments are to commence.

Annuity Option—One of several forms in which annuity payments can be made.

Annuity Period—The period starting on the Annuity Date when we make annuity payments to you.

Annuity Unit—A unit of measurement used to determine the amount of Variable Annuity payments, after the first Annuity payment.

Beneficiary—The person you designate to receive any benefits under a Contract upon your death.

Company (“we”, “us”, “our”, “Protective Life”)—Protective Life Insurance Company. Our home office is located at 2801 Highway 280 South, Birmingham, Alabama 35223.

Contract—A Flexible Premium Fixed and Variable Deferred Annuity Contract.

Contract Value—The sum of the values of your Fixed Account Contract Value and Separate Account Contract Value during the Accumulation Period.

Contract Year—Period between anniversaries of the Date of Issue of a Contract.

Contribution Year—Each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year when the Purchase Payment was made.

Date of Issue—The date on which the first Contract Year commences.

Debt—The principal of any outstanding loan plus any accrued interest. Requests for loans must be made in writing to us.

Fixed Account—A portion of a Contract that is supported by the assets of our General Account. The Fixed Account provides for a guaranteed fixed rate of return on Contract Value allocated to the Fixed Account.

Fixed Account Contract Value—The value of your interest in the Fixed Account.

Fixed Annuity—An annuity, which does not vary in dollar amount with investment experience.

Fund or Funds—The AIM Variable Insurance Funds, The Alger American Fund, American Century Variable Portfolios, Inc., Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Variable Investment Fund, Fidelity Variable Insurance Products Funds (which include Variable Insurance Products Fund and Variable Insurance Products Fund II), Franklin Templeton Variable Insurance Products Trust, JPMorgan Insurance Trust, J.P. Morgan Series Trust II, Janus Aspen Series, and Oppenheimer Variable Account Funds, including any Portfolios thereunder.

4

General Account—All our assets other than those allocated to any legally segregated separate account.

Non-Qualified Contract—A Contract which does not receive favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Internal Revenue Code.

Owner (“Contract Owner”, “you”, “your”, “yours”)—The person designated in the Contract as having the privileges of ownership defined in the Contract.

Portfolio(s)—The underlying portfolios in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

Purchase Payment(s)—The dollar amount we receive in U.S. currency to buy the benefits this Contract provides.

Purchase Payment Bonus (“PPB”)—The amount by which we will increase your Purchase Payments on Purchase Payments made within the first fifteen Contract Years.

Qualified Contract—A Contract issued in connection with a retirement plan which receives favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

Separate Account—The Protective Acquired Variable Annuity Separate Account.

Separate Account Contract Value—The sum of your Subaccount Values.

Subaccounts—The subdivisions of the Separate Account, the assets of which consist solely of shares of the corresponding Portfolios or Funds.

Subaccount Value—The value of your allocations to a Subaccount.

Valuation Date—Each day when a Subaccount is valued. Subaccounts are normally valued every day the New York Stock Exchange is open for trading.

Valuation Period—The period that starts at the close of the New York Stock Exchange on a Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date.

Variable Annuity—An annuity with payments varying in amount in accordance with the investment experience of the Subaccount(s) you specify.

Withdrawal Charge—The “contingent deferred sales charge” assessed against certain withdrawals of Contract Value in the first eight Contribution Years or against certain annuitizations of Contract Value in the first eight Contribution Years.

Withdrawal Value—Contract Value minus Debt, any applicable premium tax and any Withdrawal Charge.

5

SUMMARY

Because this is a summary, it does not contain all of the information that may be important. Read the entire Prospectus and Contract before deciding to invest. States may require variations to the Contract. If a State variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus.

Prior to April 1, 2007, the Contracts described in this prospectus were offered and issued by Chase Insurance Life and Annuity Company (“CILAAC”). On April 1, 2007, CILAAC merged into and with Protective Life, and the Separate Account (formerly named Chase Variable Annuity Separate Account) was transferred from CILAAC to Protective Life. Contracts previously issued by CILAAC now are Contracts of Protective Life, which will service and maintain those Contracts in accordance with their terms. (For more information about the merger, see “Protective Life, the Separate Account and the Funds” in this prospectus.)

It is important to remember that this Contract is a long-term investment. Consider your need to make withdrawals or terminate this Contract in the short-term as your expenses can outweigh the benefits of the Purchase Payment Bonus offered. We also offer variable annuity contracts that do not provide a Purchase Payment Bonus and, therefore, have lower fees. You should carefully consider whether this Contract is the best variable annuity for you. Generally, this Contract is most suited to those who intend to hold it for a relatively long time. We use a portion of the mortality and expense risk charges and the Withdrawal Charge to pay for the Purchase Payment Bonus.

After you have held the Contract for 15 Contract Years, the administration expenses will be decreased by 0.25%. In addition, we will waive Withdrawal Charges on Purchase Payments made after 15 Contract Years. However, after 15 Contract Years, additional Purchase Payments will not receive the Purchase Payment Bonus.

The Contracts provide for investment on a tax-deferred basis and payment of annuity benefits. Both Non-Qualified and Qualified Contracts are described in this Prospectus. The Contracts are no longer offered for sale, although we continue to accept additional Purchase Payments under the Contract.

When the Contracts were available for sale, the minimum initial Purchase Payment was $10,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. The minimum initial Purchase Payment was waived for Qualified Contracts that are part of an employer sponsored plan provided that scheduled periodic Purchase Payments of at least $100 will be made in connection with a salary reduction agreement. The minimum subsequent Purchase Payment is $100. The maximum total Purchase Payments for a Contract is $1,000,000. Purchase Payments may not be made after the oldest Owner or Annuitant attains age 81.

The maximum amount of Purchase Payments that may be allocated to the Fixed Account in any Contract Year is $1,000,000 for Qualified Contracts and $100,000 for Non-Qualified Contracts. Allocations and transfers to the Fixed Account are subject to other restrictions. (See “Application of Purchase Payments,” page 26, and “Transfers During the Accumulation Period,” page 28.)

This is a bonus Contract. This means your Contract Value may be increased by the Purchase Payment Bonus. The Purchase Payment Bonus is 4%. There are important limitations on this bonus. (See “Limitations on Your Purchase Payment Bonus,” page 26.)

Variable accumulations and benefits are provided by crediting Purchase Payments and any Purchase Payment Bonus to one or more Subaccounts that you select. Each Subaccount invests in a corresponding Portfolio or Fund. (See “The Funds,” page 19.)

Contract Value allocated to the Separate Account varies with the investment experience of the selected Subaccount(s).

We provide for fixed accumulation and benefits in the Fixed Account. Any portion of the Purchase Payment allocated to the Fixed Account is credited with interest daily at a rate we periodically declare that is not to be less than the minimum guaranteed rate. (See “Fixed Account” page 24.)

The investment risk under the Contract is borne by you, except to the extent that Contract Value is allocated to the Fixed Account and is guaranteed to earn at least the minimum guaranteed rate.

6

Transfers between Subaccounts are permitted before and after annuitization, subject to limitations. Restrictions apply to amounts transferred to and from the Fixed Account. (See “Transfers During the Accumulation Period” and “Transfers and Conversions During the Annuity Period,” pages 28 and 41, respectively.)

The minimum withdrawal amount is $500. A minimum $500 Contract Value plus Debt must remain after a withdrawal. If less than $500 Contract Value plus Debt remains after a partial withdrawal, we will terminate the Contract. No transfer, rollover, or 1035 exchange is permitted until any outstanding loan on your Contract is paid. Once the outstanding loan is paid, you may request a transfer or rollover.

No sales charge is deducted from any Purchase Payment. You may withdraw up to 10% of the Contract Value less Debt in any Contract Year without assessment of a Withdrawal Charge. If you withdraw an amount in excess of 10% of the Contract Value less Debt in any Contract Year, the amount withdrawn in excess of 10% is subject to a Withdrawal Charge. The Withdrawal Charge starts at 8% in the first and second Contribution Years and reduces each subsequent Contribution Year. There are no Withdrawal Charges after eight Contribution Years. (See “Withdrawal Charge,” page 37.) The Withdrawal Charge also applies at the annuitization of Contract Value in the eighth Contribution Year or earlier, except as set forth under “Withdrawal Charge.”

Withdrawals will have tax consequences, which may include the amount of the withdrawal being subject to income tax and in some circumstances an additional 10% penalty tax. Withdrawals are permitted from Contracts issued in connection with Code Section 403(b) Qualified Plans only under limited circumstances. (See “Federal Income Taxes,” page 44.)

Contract charges include:

•	Mortality and expense risk charge,

•	Administration charge,

•	Records maintenance charge,

•	Withdrawal Charge,

•	Applicable premium taxes,

•	Optional death benefit charges,

•	Optional MIAA expense charge. (See “Asset Allocation Service.”), and

•	Commutation Charge, if applicable.

(See “Summary of Expenses,” page 8.) In addition, the Funds pay their investment advisers varying fees for investment advice and also incur other operational expenses. (See the Funds’ prospectuses for such information.)

Automatic Asset Rebalancing and Dollar Cost Averaging are available to you. (See “Automatic Asset Rebalancing” and “Dollar Cost Averaging,” pages 35 and 52, respectively.)

The Contract may be purchased as an Individual Retirement Annuity, Simplified Employee Pension—IRA, Traditional and Roth Individual Retirement Annuity, tax sheltered annuity, and as a non-qualified annuity. A Contract purchased as a Qualified Contract does not provide any additional tax deferred treatment of earnings beyond the treatment that is already provided by the qualified plan itself. (See “Taxation of Annuities in General,” page 45 and “Qualified Plans,” page 48.)

You have the right within the “free look” period (generally ten days, subject to state variation) after receiving the Contact to cancel the Contract by delivering or mailing it to us. If you decide to return your Contract for a refund during the “free look” period, please also include a letter of instruction. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state where issued; however, generally the refund is at least the Contract Value minus any Purchase Payment Bonus as adjusted for any negative investment performance, or any positive investment performance. Thus, if you return the Contract during the “free look” period, you will not receive the Purchase Payment Bonus. (See “The Contracts,” page 25.) In addition, a special “free look” period applies in some circumstances to Contracts issued as Individual Retirement Annuities or as Roth Individual Retirement Annuities.

7

You may elect, where available, to enter into a separate investment advisory agreement with our affiliate, PMG Asset Management, Inc. (“PMG”). PMG provides asset allocation services under PMG’s Managed Investment Advisory Account (“MIAA”). MIAA allocates Contract Value among certain Subaccounts and the Fixed Account. (See “Asset Allocation Service,” page 53.) If you elect to participate in MIAA, charges attributable to the MIAA services will be deducted from your Contract. MIAA annual charges deducted from your Contract are paid to PMG and are not Contract charges retained by us. (See “Summary of Expenses,” page 8, and “MIAA Expense Charge,” page 38.) For Non-Qualified Contracts, charges deducted from your Contract Value to pay MIAA charges are taxable distributions to you and may subject you to an additional 10% tax penalty. (See “Asset Allocation Service: Tax Treatment of Fees and Charges”, page 53.) The MIAA and applicable fees are described more fully in the disclosure statement provided by PMG. MIAA is not available in all states or through all distributors. You should consult with your representative for details regarding the MIAA program, including fees and expenses.

8

SUMMARY OF EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of purchase payments):	None
Maximum Withdrawal Charge(1) (as a percentage of amount surrendered):	8%

Contribution Year	Withdrawal Charge
First year	8.00%
Second year	8.00%
Third year	7.00%
Fourth year	6.00%
Fifth year	5.00%
Sixth year	4.00%
Seventh year	3.00%
Eighth year	2.00%
Ninth year and following	0.00%

Maximum Transfer Fee:	$10	(2)

Commutation Charge(3)

An amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using:

A. For a fixed annuity option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of; (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and

B. For a variable annuity option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.

Qualified Plan Loan Interest Rates(4)

Loans not subject to ERISA	— 5.50%
Loans subject to ERISA	— Moody’s Corporate Bond Yield Average—Monthly Average Corporates (rounded to nearest 0.25%)

(1)

Each Contract Year, a Contract Owner may withdraw up to 10% of the Contract Value less Debt without incurring a Withdrawal Charge. In certain circumstances we may reduce or waive the Withdrawal Charge. (See “Withdrawal Charge.”)

(2)	We reserve the right to charge a fee of $10 for each transfer of Contract Value in excess of twelve transfers per Contract Year. (See “Transfers During the Accumulation Period.”)

(3)

This Charge only applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Option 1, 3 or 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under Annuity Option 1. (See “Commutation Charge,” “Death of Annuitant or Owner” and “Commutable Annuitization Option.”)

(4)

Loans are only available under certain qualified plans. Interest rate depends on whether plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). The value securing the loan will earn interest at the loan interest rate reduced by not more than 2.5%. (See “K. Loans”.)

9

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Quarterly Records Maintenance Charge	$7.50	(5)

Separate Account Annual Expenses (as a percentage of average Separate Account Contract Value)
Mortality and Expense Risk Charge:	1.00%
Administration Charge:
Current	0.50%
Maximum	0.70%	(6)

Total Current Separate Account Annual Expenses:	1.50%

Total Maximum Separate Account Annual Expenses:	1.70%

Optional Death Benefit Charges(7)
Protective RSG Safeguard	0.20%
Protective RSG Safeguard Plus	0.35%

Total Current Separate Account Annual Expenses including Optional Death Benefits	1.85%

Total Maximum Separate Account Annual Expenses including Optional Death Benefits	2.05%

Other Optional Benefit Expenses
MIAA(8) Initial Set Up Fee	$30.00
MIAA Annual Expense (as a percentage of Contract Value)
Current	0.50%	(9)
Maximum	1.00%	(10)

(5)

The quarterly records maintenance charge is reduced to $3.75 for Contracts with Contract Value between $25,000 and $50,000 on the date of assessment. There is no charge for Contracts with Contract Value of $50,000 or more. In certain circumstances we may reduce or waive the quarterly records maintenance charge. (See “Records Maintenance Charge.”)

(6)	We reserve the right for new Contracts to increase the administration charge up to a maximum of 0.70%.

(7)	The Optional Death Benefit Charges do not apply to the Fixed Account, or Dreyfus VIF Money Market Subaccount.

(8)	The Managed Investment Advisory Account (“MIAA”) is an asset allocation service offered by our affiliate, PMG Asset Management, Inc. (“PMG”). (See “Asset Allocation Service”).

(9)

Charged quarterly in arrears at the rate of .125% per calendar quarter of Contract Value subject to the MIAA Expense, using an average daily weighted balance methodology. MIAA charge is paid to PMG and is not retained by us. (See “Asset Allocation Service”).

(10)	The MIAA Expense charge may be increased for new Contracts up to a maximum of 1.00%.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

	Minimum	—	Maximum
Total Annual Fund Operating Expenses(11) (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses, prior to any fee waivers or expense reimbursements)	.35%	—	2.20%

(11)	The expenses shown are for the year ended December 31, 2006, and do not reflect any fee waivers or expense reimbursements.

10

The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Funds’ expenses in order to keep the Funds’ expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through May 1, 2007. Other Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The minimum and maximum Total Annual Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements are 0.35% and 1.72%, respectively. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund’s prospectus.

THE FUND’S INVESTMENT MANAGER OR ADVISER PROVIDED THE ABOVE EXPENSES FOR THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

11

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and Fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract includes Protective RSG Safeguard Plus and the optional MIAA program with a 1.00% MIAA Expense. If these features were not elected or a less costly option were elected, the expense figures shown below would be lower. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds, prior to any fee waivers or expense reimbursements. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,254	$2,226	$3,104	$5,276

(2)	a. If you annuitize your Contract at the end of the applicable time period under Annuity Option 2, 3, 4, or 5, or under Annuity Option 1 for a period of 10 years or more(10):

1 year	3 years	5 years	10 years
$536	$1,603	$2,662	$5,276

b. If you annuitize your Contract at the end of the applicable time period under Annuity Option 1 for a period of less than 10 years(10):

1 year	3 years	5 years	10 years
$1,254	$2,226	$3,104	$5,276

(3)	If you do not surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$536	$1,603	$2,662	$5,276

(10)

Withdrawal Charges do not apply if the Contract is annuitized under Annuity Option 2, 3, 4, or 5, or under Annuity Option 1 for a period of 10 years or more. Currently, only a 10 year period is permitted under the Contract.

The fee table and Example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The Example does not include the deduction of state premium taxes, which may be assessed before or upon annuitization or any taxes or penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the Example is not intended to be representative of past or future performance of any Subaccount.

12

CONDENSED FINANCIAL INFORMATION

The following tables list the Condensed Financial Information (the Accumulation Unit values for Accumulation Units outstanding) for Contracts without optional benefits yielding the lowest Separate Account charges possible under the Contract (1.50%) and Contracts with optional benefits yielding the highest Separate Account charges possible under the Contract as of December 31, 2006 (1.85%). Should the Separate Account charges applicable to your Contract fall between the maximum and minimum charges, and you wish to see a copy of the Condensed Financial Information applicable to your Contract, such information can be obtained in the Statement of Additional Information free of charge. In the table(s) below, no number is shown when there were no Accumulation Units outstanding at the end of the period.

No Additional Contract Options Elected

(Separate Account Charges of 1.50% of the Daily Net Assets of the Separate Account)

Subaccount	2006	2005	2004
AIM V.I. Financial Services Subaccount
Accumulation unit value at beginning of period*	$13.645	$13.076		$12.170
Accumulation unit value at end of period	$15.654	$13.645		$13.076
Number of accumulation units outstanding at end of period (000’s omitted)	5	4		1
AIM V.I. Global Health Care Subaccount (formerly AIM V.I. Health Sciences Subaccount)
Accumulation unit value at beginning of period*	$13.363	$12.541		$12.297
Accumulation unit value at end of period	$13.856	$13.363		$12.541
Number of accumulation units outstanding at end of period (000’s omitted)	38	28		9
AIM V.I. Global Real Estate Subaccount (formerly AIM V.I. Real Estate Subaccount)
Accumulation unit value at beginning of period*	$19.797	$17.589		$12.815
Accumulation unit value at end of period	$27.815	$19.797		$17.589
Number of accumulation units outstanding at end of period (000’s omitted)	119	63		16
AIM V.I. Utilities Subaccount
Accumulation unit value at beginning of period*	$16.386	$14.234		$11.696
Accumulation unit value at end of period	$20.255	$16.386		$14.234
Number of accumulation units outstanding at end of period (000’s omitted)	57	101		0
Alger American Growth Subaccount
Accumulation unit value at beginning of period*	$41.613	$37.699		$35.384
Accumulation unit value at end of period	$43.111	$41.613		$37.699
Number of accumulation units outstanding at end of period (000’s omitted)	10	12		6
Alger American MidCap Growth Subaccount
Accumulation unit value at beginning of period*	$34.508	$31.891		$28.584
Accumulation unit value at end of period	$37.447	$34.508		$31.891
Number of accumulation units outstanding at end of period (000’s omitted)	40	30		12
Alger American Small Capitalization Subaccount
Accumulation unit value at beginning of period*	$22.094	$19.185		$17.320
Accumulation unit value at end of period	$26.125	$22.094		$19.185
Number of accumulation units outstanding at end of period (000’s omitted)	69	50		4
American Century VP Income & Growth Subaccount
Accumulation unit value at beginning of period*	$7.428	$7.206		$6.552
Accumulation unit value at end of period	$8.570	$7.428		$7.206
Number of accumulation units outstanding at end of period (000’s omitted)	246	174		41
American Century VP Large Company Value Subaccount
Accumulation unit value at beginning of period**	$10.654	$10.000	$	N/A
Accumulation unit value at end of period	$12.595	$10.654	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	5	2		N/A
American Century VP Value Subaccount
Accumulation unit value at beginning of period*	$9.389	$9.073		$8.346
Accumulation unit value at end of period	$10.976	$9.389		$9.073
Number of accumulation units outstanding at end of period (000’s omitted)	112	75		36
Dreyfus IP MidCap Stock Subaccount
Accumulation unit value at beginning of period*	$15.216	$14.177		$12.510
Accumulation unit value at end of period	$16.143	$15.216		$14.177
Number of accumulation units outstanding at end of period (000’s omitted)	6	4		1
Dreyfus IP Technology Growth Subaccount
Accumulation unit value at beginning of period*	$10.241	$10.045		$9.568
Accumulation unit value at end of period	$10.497	$10.241		$10.045
Number of accumulation units outstanding at end of period (000’s omitted)	189	10		2
Dreyfus Socially Responsible Growth Subaccount
Accumulation unit value at beginning of period*	$24.519	$24.018		$22.906
Accumulation unit value at end of period	$26.381	$24.519		$24.018
Number of accumulation units outstanding at end of period (000’s omitted)	3	3		1

13

Subaccount	2006	2005	2004
Dreyfus VIF Money Market Subaccount
Accumulation unit value at beginning of period*	$10.029	$9.914		$9.952
Accumulation unit value at end of period	$10.336	$10.029		$9.914
Number of accumulation units outstanding at end of period (000’s omitted)	549	347		196
Fidelity VIP Contrafund® Subaccount
Accumulation unit value at beginning of period*	$29.521	$25.623		$23.097
Accumulation unit value at end of period	$32.494	$29.521		$25.623
Number of accumulation units outstanding at end of period (000’s omitted)	144	109		26
Fidelity VIP Equity-Income Subaccount
Accumulation unit value at beginning of period*	$27.115	$25.996		$23.801
Accumulation unit value at end of period	$32.110	$27.115		$25.996
Number of accumulation units outstanding at end of period (000’s omitted)	50	33		13
Fidelity VIP Growth Subaccount
Accumulation unit value at beginning of period*	$31.831	$30.537		$29.366
Accumulation unit value at end of period	$33.510	$31.831		$30.537
Number of accumulation units outstanding at end of period (000’s omitted)	6	4		2
Fidelity VIP Index 500 Subaccount
Accumulation unit value at beginning of period*	$138.323	$134.275		$123.952
Accumulation unit value at end of period	$157.323	$138.323		$134.275
Number of accumulation units outstanding at end of period (000’s omitted)	15	11		3
Fidelity VIP Mid Cap Subaccount
Accumulation unit value at beginning of period**	$12.142	$10.000	$	N/A
Accumulation unit value at end of period	$13.482	$12.142	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	36	6		N/A
Franklin Global Communications Securities Subaccount
Accumulation unit value at beginning of period*	$13.248	$11.612		$10.190
Accumulation unit value at end of period	$16.258	$13.248		$11.612
Number of accumulation units outstanding at end of period (000’s omitted)	20	1		3
Franklin Growth and Income Securities Subaccount
Accumulation unit value at beginning of period**	$10.459	$10.000	$	N/A
Accumulation unit value at end of period	$12.031	$10.459	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	7	0		N/A
Franklin Rising Dividends Securities Subaccount
Accumulation unit value at beginning of period*	$13.554	$13.301		$12.222
Accumulation unit value at end of period	$15.641	$13.554		$13.301
Number of accumulation units outstanding at end of period (000’s omitted)	115	79		51
Franklin Small Cap Value Securities Subaccount
Accumulation unit value at beginning of period*	$17.253	$16.099		$13.523
Accumulation unit value at end of period	$19.885	$17.253		$16.099
Number of accumulation units outstanding at end of period (000’s omitted)	89	74		8
Franklin Strategic Income Securities Subaccount
Accumulation unit value at beginning of period*	$11.771	$11.776		$10.822
Accumulation unit value at end of period	$12.554	$11.771		$11.776
Number of accumulation units outstanding at end of period (000’s omitted)	99	96		7
Franklin U.S. Government Subaccount
Accumulation unit value at beginning of period*	$10.272	$10.181		$9.921
Accumulation unit value at end of period	$10.527	$10.272		$10.181
Number of accumulation units outstanding at end of period (000’s omitted)	40	63		29
Franklin Zero Coupon 2010 Subaccount
Accumulation unit value at beginning of period*	$10.240	$10.258		$9.894
Accumulation unit value at end of period	$10.331	$10.240		$10.258
Number of accumulation units outstanding at end of period (000’s omitted)	157	124		25
Mutual Discovery Securities Subaccount
Accumulation unit value at beginning of period*	$16.481	$14.424		$12.689
Accumulation unit value at end of period	$19.982	$16.481		$14.424
Number of accumulation units outstanding at end of period (000’s omitted)	109	68		12
Mutual Shares Securities Subaccount
Accumulation unit value at beginning of period*	$14.483	$13.296		$12.170
Accumulation unit value at end of period	$16.892	$14.483		$13.296
Number of accumulation units outstanding at end of period (000’s omitted)	54	13		5
Templeton Developing Markets Securities Subaccount
Accumulation unit value at beginning of period*	$22.320	$17.777		$14.477
Accumulation unit value at end of period	$28.168	$22.320		$17.777
Number of accumulation units outstanding at end of period (000’s omitted)	105	141		7
Templeton Global Asset Allocation Subaccount
Accumulation unit value at beginning of period**	$10.539	$10.000	$	N/A
Accumulation unit value at end of period	$12.576	$10.539	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	6	3		N/A
JPMorgan Insurance Trust Core Bond Subaccount (formerly JPMorgan Investment Trust Bond Subaccount)
Accumulation unit value at beginning of period*	$10.317	$10.227		$9.950
Accumulation unit value at end of period	$10.585	$10.317		$10.227
Number of accumulation units outstanding at end of period (000’s omitted)	166	9		5

14

Subaccount	2006	2005	2004
JPMorgan Insurance Trust Government Bond Subaccount (formerly JPMorgan Investment Trust Government Bond Subaccount)
Accumulation unit value at beginning of period*	$10.429	$10.268	$9.942
Accumulation unit value at end of period	$10.632	$10.429	$10.268
Number of accumulation units outstanding at end of period (000’s omitted)	14	51	0
JPMorgan Insurance Trust Balanced Subaccount (formerly JPMorgan Investment Trust Balanced Subaccount)
Accumulation unit value at beginning of period*	$10.646	$10.542	$10.014
Accumulation unit value at end of period	$11.641	$10.646	$10.542
Number of accumulation units outstanding at end of period (000’s omitted)	2	4	4
JPMorgan Insurance Trust Intrepid Growth Subaccount (formerly JPMorgan Insurance Trust Large Cap Growth Subaccount)
Accumulation unit value at beginning of period*	$11.052	$10.677	$10.137
Accumulation unit value at end of period	$11.474	$11.052	$10.677
Number of accumulation units outstanding at end of period (000’s omitted)	1	1	0
JPMorgan Insurance Trust Equity Index Subaccount (formerly JPMorgan Investment Trust Equity Index Subaccount)
Accumulation unit value at beginning of period*	$11.417	$11.093	$10.242
Accumulation unit value at end of period	$12.983	$11.417	$11.093
Number of accumulation units outstanding at end of period (000’s omitted)	4	6	1
JPMorgan Insurance Trust Diversified Equity Subaccount (formerly JPMorgan Investment Trust Diversified Equity Subaccount)
Accumulation unit value at beginning of period*	$10.856	$10.768	$10.053
Accumulation unit value at end of period	$12.424	$10.856	$10.768
Number of accumulation units outstanding at end of period (000’s omitted)	34	26	20
JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount (formerly JPMorgan Investment Trust Mid Cap Growth Subaccount)
Accumulation unit value at beginning of period*	$12.271	$11.211	$10.399
Accumulation unit value at end of period	$13.467	$12.271	$11.211
Number of accumulation units outstanding at end of period (000’s omitted)	26	10	1
JPMorgan Insurance Trust Intrepid Mid Cap Subaccount (formerly JPMorgan Investment Trust Diversified Mid Cap Subaccount)
Accumulation unit value at beginning of period*	$13.168	$11.414	$10.094
Accumulation unit value at end of period	$14.806	$13.168	$11.414
Number of accumulation units outstanding at end of period (000’s omitted)	37	28	1
JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount (formerly JPMorgan Investment Trust Mid Cap Value Subaccount)
Accumulation unit value at beginning of period*	$12.459	$11.522	$10.275
Accumulation unit value at end of period	$14.328	$12.459	$11.522
Number of accumulation units outstanding at end of period (000’s omitted)	38	20	8
JPMorgan International Equity Subaccount
Accumulation unit value at beginning of period*	$16.856	$15.455	$13.363
Accumulation unit value at end of period	$20.268	$16.856	$15.455
Number of accumulation units outstanding at end of period (000’s omitted)	122	87	23
JPMorgan Mid Cap Value Subaccount
Accumulation unit value at beginning of period*	$15.794	$14.678	$12.907
Accumulation unit value at end of period	$18.181	$15.794	$14.678
Number of accumulation units outstanding at end of period (000’s omitted)	77	101	24
JPMorgan Small Company Subaccount
Accumulation unit value at beginning of period*	$17.274	$16.953	$13.980
Accumulation unit value at end of period	$19.573	$17.274	$16.953
Number of accumulation units outstanding at end of period (000’s omitted)	56	60	25
Janus Aspen Balanced Subaccount
Accumulation unit value at beginning of period*	$27.018	$25.402	$23.608
Accumulation unit value at end of period	$29.473	$27.018	$25.402
Number of accumulation units outstanding at end of period (000’s omitted)	17	11	3
Janus Aspen Large Cap Growth Subaccount
Accumulation unit value at beginning of period*	$19.612	$19.087	$18.060
Accumulation unit value at end of period	$21.522	$19.612	$19.087
Number of accumulation units outstanding at end of period (000’s omitted)	1	2	1
Janus Aspen Mid Cap Growth Subaccount
Accumulation unit value at beginning of period*	$27.063	$24.458	$21.278
Accumulation unit value at end of period	$30.293	$27.063	$24.458
Number of accumulation units outstanding at end of period (000’s omitted)	10	7	5
Janus Aspen Worldwide Growth Subaccount
Accumulation unit value at beginning of period*	$27.408	$26.276	$25.258
Accumulation unit value at end of period	$31.919	$27.408	$26.276
Number of accumulation units outstanding at end of period (000’s omitted)	20	3	2
Janus Aspen Mid Cap Value Subaccount
Accumulation unit value at beginning of period*	$16.820	$15.519	$13.823
Accumulation unit value at end of period	$19.068	$16.820	$15.519
Number of accumulation units outstanding at end of period (000’s omitted)	43	26	3

15

Subaccount	2006	2005	2004
Janus Aspen Small Company Value Subaccount
Accumulation unit value at beginning of period*	$15.915	$15.618	$13.301
Accumulation unit value at end of period	$19.110	$15.915	$15.618
Number of accumulation units outstanding at end of period (000’s omitted)	35	24	13
Oppenheimer Capital Appreciation Subaccount
Accumulation unit value at beginning of period*	$13.355	$12.927	$12.170
Accumulation unit value at end of period	$14.169	$13.355	$12.927
Number of accumulation units outstanding at end of period (000’s omitted)	33	21	14
Oppenheimer Global Securities Subaccount
Accumulation unit value at beginning of period*	$18.608	$16.558	$14.373
Accumulation unit value at end of period	$21.517	$18.608	$16.558
Number of accumulation units outstanding at end of period (000’s omitted)	87	60	20
Oppenheimer High Income Subaccount
Accumulation unit value at beginning of period*	$11.908	$11.849	$11.160
Accumulation unit value at end of period	$12.815	$11.908	$11.849
Number of accumulation units outstanding at end of period (000’s omitted)	100	68	35
Oppenheimer Main Street Subaccount
Accumulation unit value at beginning of period*	$13.546	$13.002	$12.116
Accumulation unit value at end of period	$15.316	$13.546	$13.002
Number of accumulation units outstanding at end of period (000’s omitted)	98	49	4
Oppenheimer Main Street Small Cap Subaccount
Accumulation unit value at beginning of period*	$17.396	$16.093	$13.759
Accumulation unit value at end of period	$19.652	$17.396	$16.093
Number of accumulation units outstanding at end of period (000’s omitted)	61	32	19
Oppenheimer MidCap Subaccount (formerly Oppenheimer Aggressive Growth Subaccount)
Accumulation unit value at beginning of period*	$15.578	$14.119	$12.645
Accumulation unit value at end of period	$15.763	$15.578	$14.119
Number of accumulation units outstanding at end of period (000’s omitted)	2	2	3
Oppenheimer Strategic Bond Subaccount
Accumulation unit value at beginning of period*	$11.656	$11.545	$10.755
Accumulation unit value at end of period	$12.315	$11.656	$11.545
Number of accumulation units outstanding at end of period (000’s omitted)	129	138	20

Additional Contract Options Elected (Total 0.35%)

(Separate Account Charges of 1.85% of the Daily Net Assets of the Separate Account)

Subaccount	2006	2005	2004
AIM V.I. Financial Services Subaccount
Accumulation unit value at beginning of period*	$13.520	$13.001	$12.128
Accumulation unit value at end of period	$15.458	$13.520	$13.001
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
AIM V.I. Global Health Care Subaccount(formerly AIM V.I. Health Sciences Subaccount)
Accumulation unit value at beginning of period*	$13.241	$12.469	$12.255
Accumulation unit value at end of period	$13.682	$13.241	$12.469
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
AIM V.I. Global Real Estate Subaccount (formerly AIM V.I. Real Estate Subaccount)
Accumulation unit value at beginning of period*	$19.616	$17.489	$12.771
Accumulation unit value at end of period	$27.467	$19.616	$17.489
Number of accumulation units outstanding at end of period (000’s omitted)	0	1	1
AIM V.I. Utilities Subaccount
Accumulation unit value at beginning of period*	$16.236	$14.153	$11.655
Accumulation unit value at end of period	$20.001	$16.236	$14.153
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Alger American Growth Subaccount
Accumulation unit value at beginning of period*	$41.008	$37.278	$35.069
Accumulation unit value at end of period	$42.338	$41.008	$37.278
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Alger American MidCap Growth Subaccount
Accumulation unit value at beginning of period*	$34.006	$31.535	$28.329
Accumulation unit value at end of period	$36.775	$34.006	$31.535
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Alger American Small Capitalization Subaccount
Accumulation unit value at beginning of period*	$21.772	$18.971	$17.165
Accumulation unit value at end of period	$25.657	$21.772	$18.971
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
American Century VP Income & Growth Subaccount
Accumulation unit value at beginning of period*	$7.320	$7.125	$6.493
Accumulation unit value at end of period	$8.416	$7.320	$7.125
Number of accumulation units outstanding at end of period (000’s omitted)	0	3	2

16

Subaccount	2006	2005	2004
American Century VP Large Company Value Subaccount
Accumulation unit value at beginning of period**	$10.630	$10.000	$	N/A
Accumulation unit value at end of period	$12.523	$10.630	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		N/A
American Century VP Value Subaccount
Accumulation unit value at beginning of period*	$9.252	$8.972		$8.272
Accumulation unit value at end of period	$10.780	$9.252		$8.972
Number of accumulation units outstanding at end of period (000’s omitted)	1	1		0
Dreyfus IP MidCap Stock Subaccount
Accumulation unit value at beginning of period*	$15.077	$14.096		$12.467
Accumulation unit value at end of period	$15.940	$15.077		$14.096
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Dreyfus IP Technology Growth Subaccount
Accumulation unit value at beginning of period*	$10.170	$10.009		$9.555
Accumulation unit value at end of period	$10.388	$10.170		$10.009
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Dreyfus Socially Responsible Growth Subaccount
Accumulation unit value at beginning of period*	$24.163	$23.750		$22.702
Accumulation unit value at end of period	$25.908	$24.163		$23.750
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Dreyfus VIF Money Market Subaccount
Accumulation unit value at beginning of period*	$9.955	$9.874		$9.934
Accumulation unit value at end of period	$10.224	$9.955		$9.874
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Fidelity VIP Contrafund® Subaccount
Accumulation unit value at beginning of period*	$29.092	$25.337		$22.891
Accumulation unit value at end of period	$31.912	$29.092		$25.337
Number of accumulation units outstanding at end of period (000’s omitted)	2	1		0
Fidelity VIP Equity-Income Subaccount
Accumulation unit value at beginning of period*	$26.721	$25.706		$23.589
Accumulation unit value at end of period	$31.535	$26.721		$25.706
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Fidelity VIP Growth Subaccount
Accumulation unit value at beginning of period*	$31.368	$30.196		$29.104
Accumulation unit value at end of period	$32.910	$31.368		$30.196
Number of accumulation units outstanding at end of period (000’s omitted)	0	1		1
Fidelity VIP Index 500 Subaccount
Accumulation unit value at beginning of period*	$136.310	$132.776		$122.848
Accumulation unit value at end of period	$154.503	$136.310		$132.776
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Fidelity VIP Mid Cap Subaccount
Accumulation unit value at beginning of period**	$12.114	$10.000	$	N/A
Accumulation unit value at end of period	$13.405	$12.114	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		N/A
Franklin Global Communications Securities Subaccount
Accumulation unit value at beginning of period*	$13.155	$11.571		$10.177
Accumulation unit value at end of period	$16.089	$13.155		$11.571
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Franklin Growth and Income Securities Subaccount
Accumulation unit value at beginning of period**	$10.434	$10.000	$	N/A
Accumulation unit value at end of period	$11.962	$10.434	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		N/A
Franklin Rising Dividends Securities Subaccount
Accumulation unit value at beginning of period*	$13.430	$13.225		$12.180
Accumulation unit value at end of period	$15.445	$13.430		$13.225
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Franklin Small Cap Value Securities Subaccount
Accumulation unit value at beginning of period*	$17.095	$16.007		$13.476
Accumulation unit value at end of period	$19.636	$17.095		$16.007
Number of accumulation units outstanding at end of period (000’s omitted)	0	3		2
Franklin Strategic Income Securities Subaccount
Accumulation unit value at beginning of period*	$11.663	$11.708		$10.785
Accumulation unit value at end of period	$12.396	$11.663		$11.708
Number of accumulation units outstanding at end of period (000’s omitted)	2	1		0
Franklin U.S. Government Subaccount
Accumulation unit value at beginning of period*	$10.178	$10.122		$9.887
Accumulation unit value at end of period	$10.395	$10.178		$10.122
Number of accumulation units outstanding at end of period (000’s omitted)	1	0		0
Franklin Zero Coupon 2010 Subaccount
Accumulation unit value at beginning of period*	$10.146	$10.199		$9.859
Accumulation unit value at end of period	$10.201	$10.146		$10.199
Number of accumulation units outstanding at end of period (000’s omitted)	1	1		0

17

Subaccount	2006	2005	2004
Mutual Discovery Securities Subaccount
Accumulation unit value at beginning of period*	$16.330	$14.342		$12.645
Accumulation unit value at end of period	$19.731	$16.330		$14.342
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Mutual Shares Securities Subaccount
Accumulation unit value at beginning of period*	$14.350	$13.220		$12.128
Accumulation unit value at end of period	$16.680	$14.350		$13.220
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Templeton Developing Markets Securities Subaccount
Accumulation unit value at beginning of period*	$22.116	$17.676		$14.427
Accumulation unit value at end of period	$27.815	$22.116		$17.676
Number of accumulation units outstanding at end of period (000’s omitted)	0	1		1
Templeton Global Asset Allocation Subaccount
Accumulation unit value at beginning of period**	$10.515	$10.000	$	N/A
Accumulation unit value at end of period	$12.504	$10.515	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		N/A
JPMorgan Insurance Trust Core Bond Subaccount (formerly JPMorgan Investment Trust Bond Subaccount)
Accumulation unit value at beginning of period*	$10.245	$10.191		$9.937
Accumulation unit value at end of period	$10.475	$10.245		$10.191
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
JPMorgan Insurance Trust Government Bond Subaccount (formerly JPMorgan Investment Trust Government Bond Subaccount)
Accumulation unit value at beginning of period*	$10.356	$10.232		$9.929
Accumulation unit value at end of period	$10.522	$10.356		$10.232
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
JPMorgan Insurance Trust Balanced Subaccount (formerly JPMorgan Investment Trust Balanced Subaccount)
Accumulation unit value at beginning of period*	$10.572	$10.504		$10.001
Accumulation unit value at end of period	$11.520	$10.572		$10.504
Number of accumulation units outstanding at end of period (000’s omitted)	1	1		0
JPMorgan Insurance Trust Intrepid Growth Subaccount (formerly JPMorgan Insurance Trust Large Cap Growth Subaccount)
Accumulation unit value at beginning of period*	$10.974	$10.639		$10.124
Accumulation unit value at end of period	$11.355	$10.974		$10.639
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
JPMorgan Insurance Trust Equity Index Subaccount (formerly JPMorgan Investment Trust Equity Index Subaccount)
Accumulation unit value at beginning of period*	$11.337	$11.053		$10.229
Accumulation unit value at end of period	$12.848	$11.337		$11.053
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
JPMorgan Insurance Trust Diversified Equity Subaccount (formerly JPMorgan Investment Trust Diversified Equity Subaccount)
Accumulation unit value at beginning of period*	$10.781	$10.730		$10.040
Accumulation unit value at end of period	$12.295	$10.781		$10.730
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount (formerly JPMorgan Investment Trust Mid Cap Growth Subaccount)
Accumulation unit value at beginning of period*	$12.185	$11.171		$10.386
Accumulation unit value at end of period	$13.327	$12.185		$11.171
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
JPMorgan Insurance Trust Intrepid Mid Cap Subaccount (formerly JPMorgan Investment Trust Diversified Mid Cap Subaccount)
Accumulation unit value at beginning of period*	$13.076	$11.373		$10.081
Accumulation unit value at end of period	$14.652	$13.076		$11.373
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount (formerly JPMorgan Investment Trust Mid Cap Value Subaccount)
Accumulation unit value at beginning of period*	$12.372	$11.481		$10.262
Accumulation unit value at end of period	$14.179	$12.372		$11.481
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
JPMorgan International Equity Subaccount
Accumulation unit value at beginning of period*	$16.702	$15.367		$13.316
Accumulation unit value at end of period	$20.014	$16.702		$15.367
Number of accumulation units outstanding at end of period (000’s omitted)	0	2		1
JPMorgan Mid Cap Value Subaccount
Accumulation unit value at beginning of period*	$15.649	$14.593		$12.863
Accumulation unit value at end of period	$17.953	$15.649		$14.593
Number of accumulation units outstanding at end of period (000’s omitted)	1	4		2
JPMorgan Small Company Subaccount
Accumulation unit value at beginning of period*	$17.022	$16.764		$13.856
Accumulation unit value at end of period	$19.222	$17.022		$16.764
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0

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Subaccount	2006	2005	2004
Janus Aspen Balanced Subaccount
Accumulation unit value at beginning of period*	$26.625	$25.119	$23.398
Accumulation unit value at end of period	$28.945	$26.625	$25.119
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Janus Aspen Large Cap Growth Subaccount
Accumulation unit value at beginning of period*	$19.327	$18.874	$17.899
Accumulation unit value at end of period	$21.136	$19.327	$18.874
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Janus Aspen Mid Cap Growth Subaccount
Accumulation unit value at beginning of period*	$26.669	$24.185	$21.089
Accumulation unit value at end of period	$29.750	$26.669	$24.185
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Janus Aspen Worldwide Growth Subaccount
Accumulation unit value at beginning of period*	$27.009	$25.983	$25.033
Accumulation unit value at end of period	$31.347	$27.009	$25.983
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Janus Aspen Mid Cap Value Subaccount
Accumulation unit value at beginning of period*	$16.666	$15.430	$13.775
Accumulation unit value at end of period	$18.829	$16.666	$15.430
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Janus Aspen Small Company Value Subaccount
Accumulation unit value at beginning of period*	$15.770	$15.528	$13.255
Accumulation unit value at end of period	$18.870	$15.770	$15.528
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Oppenheimer Capital Appreciation Subaccount
Accumulation unit value at beginning of period*	$13.233	$12.853	$12.128
Accumulation unit value at end of period	$13.992	$13.233	$12.853
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Oppenheimer Global Securities Subaccount
Accumulation unit value at beginning of period*	$18.438	$16.463	$14.324
Accumulation unit value at end of period	$21.247	$18.438	$16.463
Number of accumulation units outstanding at end of period (000’s omitted)	1	0	0
Oppenheimer High Income Subaccount
Accumulation unit value at beginning of period*	$11.800	$11.781	$11.122
Accumulation unit value at end of period	$12.655	$11.800	$11.781
Number of accumulation units outstanding at end of period (000’s omitted)	0	2	1
Oppenheimer Main Street Subaccount
Accumulation unit value at beginning of period*	$13.422	$12.927	$12.074
Accumulation unit value at end of period	$15.142	$13.422	$12.927
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Oppenheimer Main Street Small Cap Subaccount
Accumulation unit value at beginning of period*	$17.237	$16.001	$13.712
Accumulation unit value at end of period	$19.406	$17.237	$16.001
Number of accumulation units outstanding at end of period (000’s omitted)	1	1	0
Oppenheimer MidCap Subaccount (formerly Oppenheimer Aggressive Growth Subaccount)
Accumulation unit value at beginning of period*	$15.436	$14.038	$12.601
Accumulation unit value at end of period	$15.565	$15.436	$14.038
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Oppenheimer Strategic Bond Subaccount
Accumulation unit value at beginning of period*	$11.550	$11.478	$10.718
Accumulation unit value at end of period	$12.161	$11.550	$11.478
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0

*	Commencement of Offering on May 3, 2004.

**	Commencement of Offering on May 2, 2005.

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PROTECTIVE LIFE, THE SEPARATE ACCOUNT AND THE FUNDS

Protective Life Insurance Company

Protective Life Insurance Company is now the issuer of the Contract described in this prospectus and is responsible for providing each Contract’s insurance and annuity benefits. On July 3, 2006, we acquired CILAAC from JPMorgan Chase & Co. Prior to April 1, 2007, CILAAC issued the Contracts. Effective April 1, 2007, CILAAC merged with and into Protective Life (“Merger”). On the date of the Merger, Protective Life acquired from CILAAC all of CILAAC’s assets and became directly liable for CILAAC’s liabilities and obligations with respect to all Contracts issued by CILAAC then outstanding. We have reinsured 100% of the variable annuity business of CILAAC to Commonwealth Annuity and Life Insurance Company, a subsidiary of The Goldman Sachs Group, Inc., formerly known as Allmerica Financial Life and Annuity Company. The benefits and provisions of the Contracts are not changed by these transactions.

The Merger was approved by the boards of directors of Protective Life and CILAAC. The Merger also received regulatory approval from the State of Tennessee and Illinois Departments of Insurance, the states of domicile of Protective Life and CILAAC, respectively. The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the company that guarantees your Contract benefits from CILAAC to Protective Life. You will receive a Contract endorsement from Protective Life that reflect the change from CILAAC to Protective Life. The Merger also did not result in any adverse tax consequences for any Contract owners.

We are a Tennessee corporation founded in 1907. Our offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223. We provide life insurance, annuities, and guaranteed investment contracts. We are currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2006, we had had total assets of approximately $39.2 billion. We are the principal operating subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $39.8 billion at December 31, 2006.

The Separate Account

The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Protective Life. The Separate Account was established as a separate investment account of CILAAC on May 23, 2003, pursuant to Illinois law. On April 1, 2007, CILAAC merged with and into Protective Life, and the Separate Account was transferred to Protective Life. Protective Life is now the issuer of the Contracts and is the “Depositor” of the Separate Account.

Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.

Fifty-five Subaccounts of the Separate Account are currently available. Each Subaccount invests exclusively in shares of one of the corresponding Funds or Portfolios. We may add or delete Subaccounts in the future. Not all Subaccounts may be available in all jurisdictions, under all Contracts or in all retirement plans.

The Separate Account purchases and redeems shares from the Funds at net asset value. We redeem shares of the Funds as necessary to provide benefits, to deduct Contract charges and to transfer assets from one Subaccount to another as you request. All dividends and capital gains distributions received by the Separate Account from a Portfolio are reinvested in that Portfolio at net asset value and retained as assets of the corresponding Subaccount.

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The Funds

The Separate Account invests in shares of the following Funds:

•	AIM Variable Insurance Funds

•	The Alger American Fund

•	American Century Variable Portfolios, Inc.

•	Dreyfus Investment Portfolios

•	The Dreyfus Socially Responsible Growth Fund, Inc.

•	Dreyfus Variable Investment Fund

•	Fidelity Variable Insurance Products Funds

•	Franklin Templeton Variable Insurance Products Trust

•	JPMorgan Insurance Trust (formerly JPMorgan Investment Trust)

•	J.P. Morgan Series Trust II

•	Janus Aspen Series

•	Oppenheimer Variable Account Funds

The Funds provide investment vehicles for variable life insurance and variable annuity contracts. Shares of the Funds are sold only to insurance company separate accounts and qualified retirement plans. Shares of the Funds may be sold to separate accounts of other insurance companies, whether or not affiliated with us. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with us, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds. Currently, we do not foresee disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. The Funds monitor events for material conflicts between owners and determine what action, if any, should be taken. In addition, if we believe that the Funds’ responses to any of those events insufficiently protect Owners, we will take appropriate action.

The Funds may consist of separate Portfolios. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

The 55 Portfolios or Funds are summarized below:

AIM Variable Insurance Funds

AIM V.I. Financial Services Fund seeks capital growth.

AIM V.I Global Health Care Fund (formerly AIM V.I. Health Sciences Fund) seeks capital growth.

AIM V.I. Global Real Estate Fund (formerly AIM V.I. Real Estate Fund) seeks high total return.

AIM V.I. Utilities Fund seeks capital growth and current income.

The Alger American Fund

Alger American Growth Portfolio seeks long-term capital appreciation.

Alger American MidCap Growth Portfolio seeks long-term capital appreciation.

Alger American Small Capitalization Portfolio seeks long-term capital appreciation.

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American Century Variable Portfolios, Inc.

American Century VP Income & Growth Fund seeks capital growth by investing in common stocks. Income is a secondary objective.

American Century VP Large Company Value Fund seeks long-term capital growth. Income is a secondary objective.

American Century VP Value Fund seeks long-term capital growth. Income is a secondary objective.

Dreyfus Investment Portfolios

Dreyfus IP MidCap Stock Portfolio seeks investment results that are greater than the total return performance of medium-size domestic companies in the aggregate as represented by the Standard and Poor’s MidCap 400® Index.*

Dreyfus IP Technology Growth Portfolio seeks capital appreciation. To pursue this goal, the Portfolio normally invests at least 80% of its assets in the stocks of growth companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation.

The Dreyfus Socially Responsible Growth Fund, Inc.

The Fund seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the Fund, under normal circumstances, invests at least 80% of its assets in the common stocks of companies that, in the opinion of the Fund’s management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

Dreyfus Variable Investment Fund

Dreyfus VIF Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.**

Fidelity Variable Insurance Products Funds

Fidelity VIP Contrafund® Portfolio (Initial Class Shares) seeks long-term capital appreciation.

Fidelity VIP Equity-Income Portfolio (Initial Class Shares) seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P® 500.

Fidelity VIP Growth Portfolio (Initial Class Shares) seeks to achieve capital appreciation.

Fidelity VIP Index 500 Portfolio (Service Class 2 Shares) seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P® 500.

Fidelity VIP Mid Cap Portfolio (Initial Class Shares) seeks long-term growth of capital.

Franklin Templeton Variable Insurance Products Trust

Franklin Global Communications Securities Fund seeks capital appreciation and current income.

Franklin Growth and Income Securities Fund seeks capital appreciation with current income as a secondary goal.

Franklin Rising Dividends Securities Fund seeks long-term capital appreciation, with preservation of capital as an important consideration.

Franklin Small Cap Value Securities Fund seeks long-term total return.

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Franklin Strategic Income Securities Fund seeks a high level of current income, with capital appreciation over the long term as a secondary objective.

Franklin U.S. Government Fund seeks income.

Franklin Zero Coupon Fund 2010 seeks as high an investment return as is consistent with capital preservation.

Mutual Discovery Securities Fund seeks capital appreciation.

Mutual Shares Securities Fund seeks capital appreciation, with income as a secondary goal.

Templeton Developing Markets Securities Fund seeks long-term capital appreciation.

Templeton Global Asset Allocation Fund seeks high total return.

JPMorgan Insurance Trust (formerly JPMorgan Investment Trust)

JPMorgan Insurance Trust Core Bond Portfolio 1 (formerly JPMorgan Investment Trust Bond Portfolio) seeks to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.

JPMorgan Insurance Trust Government Bond Portfolio 1 (formerly JPMorgan Investment Trust Government Bond Portfolio) seeks a high level of current income with liquidity and safety of principal.

JPMorgan Insurance Trust Balanced Portfolio 1 (formerly JPMorgan Investment Trust Balanced Portfolio) seeks to provide total return while preserving capital.

JPMorgan Insurance Trust Intrepid Growth Portfolio 1 (formerly JPMorgan Insurance Trust Large Cap Growth Portfolio) seeks to provide long-term capital growth.

JPMorgan Insurance Trust Equity Index Portfolio 1 (formerly JPMorgan Investment Trust Equity Index Portfolio) seeks investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index).

JPMorgan Insurance Trust Diversified Equity Index Portfolio 1 (formerly JPMorgan Investment Trust Diversified Equity Portfolio) seeks to provide high total return from a portfolio of selected equity securities.

JPMorgan Investment Trust Diversified Mid Cap Growth Portfolio 1 (formerly JPMorgan Investment Trust Mid Cap Growth Portfolio) seeks growth of capital and secondarily, current income by investing primarily in equity securities.

JPMorgan Investment Trust Intrepid Mid Cap Portfolio 1 (formerly JPMorgan Investment Trust Diversified Mid Cap Portfolio) seeks long-term capital growth by investing primarily in equity securities of companies with intermediate capitalizations.

JPMorgan Insurance Trust Diversified Mid Cap Value Portfolio 1 (formerly JPMorgan Investment Trust Mid Cap Value Portfolio) seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.

J.P. Morgan Series Trust II

JPMorgan International Equity Portfolio seeks to provide high total return from a portfolio of equity securities of foreign companies.

JPMorgan Mid Cap Value Portfolio seeks to provide growth from capital appreciation.

JPMorgan Small Company Portfolio seeks to provide high total return from a portfolio of small company stocks.

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Janus Aspen Series

Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Janus Aspen Large Cap Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

Janus Aspen Mid Cap Growth Portfolio seeks long-term growth of capital.

Janus Aspen Mid Cap Value Portfolio seeks capital appreciation.

Janus Aspen Small Company Value Portfolio seeks capital appreciation.

Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

Oppenheimer Variable Account Funds

Oppenheimer Capital Appreciation Fund/VA seeks capital appreciation.

Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation.

Oppenheimer High Income Fund/VA seeks a high level of current income.

Oppenheimer Main Street Fund®/VA seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer Main Street Small Cap Fund®/VA seeks capital appreciation.

Oppenheimer MidCap Fund/VA (formerly Oppenheimer Aggressive Growth Fund/VA) seeks capital appreciation by investing in “growth type” companies.

Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities.

*	“Standard & Poor’s®,” “S&P®” and “S&P MidCap 400®” are trademarks of The McGraw-Hill Companies, Inc. The Dreyfus Corporation has been licensed to use such trademarks, as applicable. The Dreyfus I.P. MidCap Stock Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor’s®, and Standard & Poor’s® makes no representation regarding the advisability of investing in the Portfolio. Additional information may be found in the Portfolio’s Statement of Additional Information.

**	Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

The Funds and Portfolios may not achieve their stated objectives. More detailed information, including a description of risks involved in investing in the Portfolios, is found in the Funds’ prospectuses accompanying this Prospectus, and statements of additional information available from us upon request.

AIM Advisors, Inc. is the investment adviser for the available Portfolios of AIM Variable Insurance Funds, INVESCO Institutional (N.A.), Inc. is the sub-adviser for the AIM V.I. Global Real Estate Fund (formerly AIM V.I. Real Estate Fund).

Fred Alger Management, Inc. serves as the investment adviser for the available Portfolios of The Alger American Fund.

American Century Investment Management, Inc. is the investment adviser for the available Portfolios of the American Century Variable Portfolios, Inc.

The Dreyfus Corporation serves as the investment adviser for the available Portfolios of the Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc. and the available Portfolios of the Dreyfus Variable Investment Fund.

24

Fidelity Management & Research Company is the investment adviser for the available Portfolios of the Fidelity Variable Insurance Products Funds. Fidelity Management & Research (U.K.) Inc. (FMR U.K.) in London, England, Fidelity Management & Research (Far East), Fidelity Investments Japan Limited (FIJ), in Tokyo, Japan and FMR Co., Inc. (FMRC) serve as the sub-advisers for the Fidelity VIP Contrafund® Portfolio. FMRC serves as the sub-adviser for the Fidelity VIP Equity-Income Fund and the Fidelity VIP Growth Fund. Geode Capital Management, LLC serves as the sub-adviser for the Fidelity VIP Index 500 Fund.

Franklin Advisory Services, LLC is the investment adviser for the Franklin Rising Dividends Securities Fund and the Franklin Small Cap Value Securities Fund. Franklin Advisers, Inc. is the investment adviser for the Franklin Global Communications Securities Fund, the Franklin Strategic Income Securities Fund, the Franklin U.S. Government Fund, the Franklin Growth and Income Securities Fund and the Franklin Zero Coupon Fund 2010. Franklin Mutual Advisers, LLC is the investment adviser for the Mutual Discovery Securities Fund and the Mutual Shares Securities Fund. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund. Templeton Investment Council, LLC is the investment advisor for the Templeton Global Asset Allocation Fund.

JPMorgan Investment Advisors Inc. is the investment adviser for the available Portfolios of the JPMorgan Insurance Trust (formerly JPMorgan Investment Trust).

J.P. Morgan Investment Management Inc. is the investment adviser for the available Portfolios of the J.P. Morgan Series Trust II.

Janus Capital Management LLC is the investment adviser for the available Portfolios of the Janus Aspen Series. Perkins, Wolf, McDonnell and Company, LLC is the subadviser for Janus Aspen Mid Cap Value Portfolio.

OppenheimerFunds, Inc. is the investment manager for the available Portfolios of the Oppenheimer Variable Account Funds.

The investment advisers are paid fees for their services by the Funds they manage. We may receive compensation from the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangements. Such compensation typically is a percentage of Separate Account assets invested in the relevant Fund and generally may range up to 0.30% annually of net assets. We may also receive Rule 12b-1 fees directly from the Funds for providing services related to shares of Portfolios offered in connection with a Rule 12b-1 plan.

Change of Investments

We reserve the right to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. We reserve the right to eliminate the shares of any of the Portfolios and to substitute shares of another portfolio or of another investment company, if the shares of a Portfolio are no longer available for investment, or if in our judgment further investment in any Portfolio becomes inappropriate in view of the purposes of the Separate Account. We will not substitute any shares attributable to any shares held by a Subaccount without prior notice and the SEC’s prior approval, if required. The Separate Account may purchase other securities for other series or classes of contracts, or may permit a conversion between series or classes of contracts on the basis of requests made by Owners.

We may establish additional subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company. New subaccounts may be established when marketing needs or investment conditions warrant. New subaccounts may be made available to existing Owners as we determine. We may also eliminate or combine one or more subaccounts, transfer assets, or substitute one subaccount for another subaccount if marketing, tax, or investment conditions warrant. We will notify all Owners of these changes.

If we deem it to be in the best interests of persons having voting rights under the Contract, the Separate Account may be:

•	operated as a management company under the Investment Company Act of 1940 (“1940 Act”);

•	deregistered under that Act in the event such registration is no longer required; or

•	combined with our other separate accounts.

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To the extent permitted by law, we may transfer the assets of the Separate Account to another separate account or to the General Account.

FIXED ACCOUNT

Amounts allocated or transferred to the Fixed Account are part of our General Account, supporting insurance and annuity obligations. Interests in the Fixed Account are not registered under the Securities Act of 1933 (“1933 Act”), and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account or the interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Under the Fixed Account, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Contract involving the Separate Account unless we refer to fixed accumulation and annuity elements.

We guarantee that payments allocated to the Fixed Account earn a minimum fixed interest rate not less than the minimum rate allowed by state law. At our discretion, we may credit interest in excess of the minimum guaranteed rate. We reserve the right to change the amount of excess interest credited. We also reserve the right to declare different rates of excess interest depending upon when amounts are allocated or transferred to the Fixed Account. As a result, amounts at any time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time.

THE CONTRACTS

A. GENERAL INFORMATION.

When the Contracts were available for sale, the minimum initial Purchase Payment was $10,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. The minimum initial Purchase Payment was waived for Qualified Contracts that are part of an employer sponsored plan provided that scheduled periodic Purchase Payments of at least $100 will be made in connection with a salary reduction agreement. The minimum subsequent Purchase Payment is $100.

The maximum total Purchase Payments that may be made under the Contract is $1,000,000. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. In addition, for Qualified Contracts, the maximum annual amount of Purchase Payments may be limited by the retirement plan funded by the Contract.

The maximum amount of Purchase Payments that may be allocated to the Fixed Account in any Contract Year is $1,000,000 for Qualified Contracts and $100,000 for Non-Qualified Contracts. Purchase Payments that are made under a systematic investment program that has been approved by us are not subject to this limitation. However, we reserve the right to modify or terminate this provision and subject all Purchase Payments to the $100,000 limitation.

We reserve the right to not allow allocation of any Purchase Payments to the Fixed Account if the Fixed Account interest rate applicable to such Purchase Payments would be less than or equal to 3%.

We reserve the right to waive or modify any Purchase Payment limitation and to not accept any Purchase Payment. We may, at any time, amend the Contract in accordance with changes in the law, including applicable tax laws, regulations or rulings, and for other purposes.

Generally, a bonus contract has higher expenses than a similar annuity without a bonus credit. You should consider the expenses along with the features and enhancements to be sure a bonus annuity meets your financial needs and goals. In certain circumstances you might be worse off due to a bonus credit.

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You may examine the Contract and return it for a refund during the “free look” period. The length of the free look period depends upon the state in which the Contract is issued. However, it will be at least 10 days from the date you receive the Contract. The amount of the refund depends on the state in which the Contract is issued. Generally, it will be an amount at least equal to the Contract Value, determined without consideration of the Purchase Payment Bonus, or any deduction for Records Maintenance Charges on the date we receive the returned Contract. If you return the Contract during the free look period you will not receive the Purchase Payment Bonus nor will the amount you receive be affected by any gain or loss on the Purchase Payment Bonus before you return the Contract. Some states require the return of the Purchase Payment. In addition, a special free look period applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions—IRAs or as Roth Individual Retirement Annuities.

You designate the beneficiary. During the Accumulation Period and prior to the death of an Owner, you may change a Beneficiary at any time by signing our form. After the Annuity Date, the Beneficiary may be changed prior to the death of an Owner or the Annuitant. However, in the case of joint owners, the surviving joint owner is automatically the primary beneficiary and cannot be changed. No Beneficiary change is binding on us until we receive it. We assume no responsibility for the validity of a Beneficiary change. If you die, and no designated Beneficiary or contingent Beneficiary is alive at that time, we will pay your estate.

Amounts payable during the Annuity Period may not be assigned. In addition, to the extent permitted by law, annuity payments are not subject to levy, attachment or other judicial process for the payment of the payee’s debts or obligations.

Under a Qualified Contract, the provisions of the applicable plan may prohibit a change of Beneficiary. Generally, an interest in a Qualified Contract may not be assigned.

The Annuitant is shown in the Contract Schedule. Prior to the Annuity Date, an Annuitant may be replaced or added unless the Owner is a non-natural person. Any replacement or additional Annuitant must not have attained age 81 prior to the date the Contract was issued. There must be at least one Annuitant at all times. If the Annuitant dies, the youngest Owner will become the new Annuitant unless there is a surviving joint Annuitant or a new Annuitant is otherwise named. If an Annuitant, who is not an Owner, dies prior to the Annuity Date, a death benefit is not paid unless the Owner is a non-natural person. If joint Annuitants are designated, the survivor will become the Annuitant if one of the joint Annuitants dies before the Annuity Date, unless the Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Contracts.

B. PURCHASE PAYMENT BONUS.

This is a bonus Contract. This means that your Purchase Payments may be increased by the Purchase Payment Bonus (“PPB”). It is important to remember that this Contract is a long-term investment. Consider your need to make withdrawals from or terminate the Contract in the short-term as your expenses can outweigh the benefits of the PPB offered.

We also offer variable annuity contracts that do not provide a PPB and, therefore, have lower fees. You should carefully consider whether the Contract is the best variable annuity for you. Generally the Contract is most suited for those who intend to hold it for a relatively long time. We use a portion of the mortality and expense risk charges and the Withdrawal Charge to help recover the cost of providing the PPB under the Contract. We expect to make a profit from these charges. Under certain circumstances (such as a period of poor market performance) the cost associated with the PPB may exceed the sum of the PPB and any related earnings. You should consider this possibility before purchasing the Contract.

The PPB currently is 4%. The PPB offered at Contract issue is guaranteed for as long as you own the Contract. No PPB is applied after 15 Contract Years. The PPB is not considered to be an “investment in the contract” for income tax purposes. (See “Federal Income Taxes.”)

C. LIMITATIONS ON YOUR PURCHASE PAYMENT BONUS.

There are important limitations on your PPB. These limitations are:

•	You will not receive the PPB if you return the Contract during the free look period. We assume all investment risk on the forfeited PPB.

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•	You will not receive the PPB on Purchase Payments we receive after the Contract’s 15th Contract Anniversary.

•

We reserve the right to not increase a Purchase Payment by the Purchase Payment Bonus if at the time the Purchase Payment is made, the sum of partial withdrawals and loans made under the contract exceeds the sum of Purchase Payments and loan repayments.

D. APPLICATION OF PURCHASE PAYMENTS.

You allocate your Purchase Payments to the Subaccount(s) and/or the Fixed Account. Your PPB will be allocated ratably pursuant to your Purchase Payment allocation. Each Purchase Payment allocated to a Subaccount purchases a number of Accumulation Units, determined by the Accumulation Unit value as computed after we receive the Purchase Payment. Generally, we determine the value of an Accumulation Unit as of 3:00 p.m. Central time on each day that the New York Stock Exchange is open for trading. Purchase Payments allocated to the Fixed Account begin earning interest one day after we receive them. With respect to initial Purchase Payments, the amount is credited no later than 2 business days after the application for the Contract is complete. After the initial purchase, we determine the number of Accumulation Units credited by dividing the Purchase Payment allocated to a Subaccount by the Subaccount’s Accumulation Unit value, as computed after we receive the Purchase Payment.

The number of Accumulation Units will not change due to investment experience. Accumulation Unit value varies to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount, other than the Records Maintenance Charge. The number of Accumulation Units is reduced when the Records Maintenance Charge is assessed. (See “Records Maintenance Charge” below).

If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within 5 business days after we receive the initial Purchase Payment, or if we determine that we cannot issue the Contract within the 5 day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the Purchase Payment until the application is completed.

Some of the Funds reserve the right to delay or refuse purchase requests from the Separate Account, as may be further described in their prospectuses and/or statements of additional information. Therefore, if you request a transaction under your Contract that is part of a purchase request delayed or refused by a Fund, we will be unable to process your request. In that event, we will notify you promptly in writing or by telephone.

E. ACCUMULATION UNIT VALUE.

Each Subaccount has an Accumulation Unit value for each combination of asset based charges. When Purchase Payments or other amounts are allocated to a Subaccount, the number of units credited is based on the Subaccount’s Accumulation Unit value at the end of the current Valuation Period. When amounts are transferred out of or deducted from a Subaccount, units are canceled in a similar manner.

The Accumulation Unit value for each subsequent Valuation Period is the relevant investment experience factor for that Valuation Period times the Accumulation Unit value for the preceding Valuation Period. The Accumulation Unit values for each Valuation Period are applied to each day in the Valuation Period.

Each Subaccount has its own investment experience factor for each combination of asset based charges. The investment experience of the Separate Account is calculated by applying the investment experience factor to the Accumulation Unit value in each Subaccount during a Valuation Period.

The investment experience factor of a Subaccount for any Valuation Period is determined by the following formula:

(a divided by b) minus c, where:

(a) is:

•	the net asset value per share of the Portfolio held in the Subaccount as of the end of the current Valuation Period; plus

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•	the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

•	a charge or credit for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

(b) is the net asset value per share of the Portfolio held in the Subaccount as of the end of the preceding Valuation Period;

(c) is the factor representing asset-based charges (the mortality and expense risk and administration charges plus any applicable charges for optional death benefits).

F. CONTRACT VALUE.

On any Valuation Date, Contract Value equals the total of:

•	the number of Accumulation Units credited to each Subaccount, times

•	the value of a corresponding Accumulation Unit for each Subaccount, plus

•	your Fixed Account Contract Value.

G. TRANSFERS DURING THE ACCUMULATION PERIOD.

During the Accumulation Period, you may transfer your Contract Value among the Subaccounts and the Fixed Account, subject to the following provisions:

•	the minimum amount which may be transferred is $100 for each Subaccount and Fixed Account or, if smaller, the remaining value in the Subaccount or Fixed Account;

•

no partial transfer will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $100, unless the transfer will eliminate your interest in the applicable account;

•	no transfer may be made within seven calendar days of the date on which the first annuity payment is due;

•

total transfers out of the Fixed Account in any Contract Year may not exceed 25% of the value of the Fixed Account as of the prior Contract anniversary or, in the case of transfers in the first Contract Year, the issue date. Transfers made under a systematic investment program approved by us are not currently subject to this limitation, but we reserve the right to impose this or a modified limitation on such transfers in the future. The entire Fixed Account Contract Value may be transferred if a transfer out of the Fixed Account would otherwise result in a Fixed Account Contract Value less than $5,000;

•	a transfer out of the Fixed Account is limited to the amount which exceeds Debt and any Withdrawal Charge applicable to the Fixed Account Contract Value;

•

total transfers into the Fixed Account in any Contract Year, that would be credited a current interest rate of 3% or less, may not exceed 25% of the Contract Value as of the prior Contract anniversary or, in the case of transfers in the first Contract Year, the issue date. Transfers made under a systematic investment program approved by us are not currently subject to this limitation but we reserve the right to impose this or a modified limitation on such transfers in the future;

•	we reserve the right to not allow any transfer into the Fixed Account if the Fixed Account interest rate applicable to such transfer would be less than or equal to 3%;

•

we reserve the right to restrict transfers for a period of 15 days after each transfer in excess of 12 in a Contract Year. Any transfer request received during such a period will not be processed unless resubmitted and received after the 15-day period;

•	we reserve the right to charge $10 for each transfer in excess of 12 in a Contract Year.

If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party’s instructions. However, we take no responsibility for any third party asset allocation or investment advisory service or program. We may suspend, limit or cancel acceptance of a third party’s instructions at any time and may restrict the investment options available for transfer under third party authorizations.

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We make transfers pursuant to written or telephone instructions specifying in detail the requested changes. Transfers involving a Subaccount are based upon the Accumulation Unit values, as calculated after we receive transfer instructions. We disclaim all liability if we follow in good faith instructions given in accordance with our procedures, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, you bear the risk of loss in the event of a fraudulent telephone transfer.

The following transfers must be requested through standard United States mail:

•	transfers in excess of $250,000 per Contract, per day, and

•

transfers into and out of the Janus Aspen Worldwide Growth, JPMorgan International Equity, Mutual Discovery Securities, Oppenheimer Global Securities and Templeton Developing Markets Securities Subaccounts in excess of $50,000 per Contract, per day.

These administrative procedures have been adopted under the Contract to protect the interests of the Contract Owners from the adverse effects of frequent and large transfers into and out of variable annuity Subaccounts that can adversely affect the investment management of the underlying Portfolios.

We may suspend, modify or terminate the transfer provisions. If you submit a request for a transfer that is no longer permitted, we will notify you in writing that the transaction is not permissible.

Some of the Funds reserve the right to delay or refuse purchase requests from the Separate Account, as may be further described in their prospectuses and/or statements of additional information. Therefore, if you request a transaction under your Contract that is part of a purchase request delayed or refused by a Fund, we will be unable to process your request. In that event, we will notify you promptly in writing or by telephone.

H. MARKET TIMING.

The Contract is not designed for organizations or individuals engaged in market timing strategies in response to short-term fluctuations in the market, involving frequent transfers, transfers into and out of a Subaccount over a short period of time, or transfers representing a substantial percentage of the assets of any Subaccount. You should not purchase the Contract if you intend to engage in such market timing strategies. Market timing strategies may be disruptive to the management of the underlying Portfolios in which the Subaccounts invest and therefore, may be detrimental to Contract Owners by increasing costs, reducing performance, and diluting the value of interests in the underlying Portfolio.

We maintain policies and procedures in an effort to control disruptive market timing activity. We do not exempt any persons or class of persons from these policies. We require that transfers in excess of $250,000 per Contract, per day, and transfers into or out of specified Subaccounts in excess of $50,000 per Contract, per day, as described in the Transfers During the Accumulation Period section, above, must be requested through standard United States mail. In addition, we monitor trading activity in order to identify market timing strategies. If we identify suspicious transfer activity, we advise the Contract Owner in writing that we are monitoring their transfer activity and will impose restrictions if we identify a pattern of disruptive transfer activity. If a pattern of disruptive transfer activity is identified as a result of the continued monitoring, we will notify the Contract Owner in writing that all future transfers must be requested through standard United States mail.

If we identify market timing strategies that we believe to be detrimental to Contract Owners that are not addressed by the above procedures, we will take one or more of the following actions against Contract Owners that have been identified as engaging in disruptive transfer activity and we may establish these limitations for all Contract Owners:

•	Termination of transfer privileges;

•	Universal termination of telephone or electronic transfer privileges (for all Contract Owners);

•	Requiring a minimum time between transfers;

•	Limiting the total number of transfers;

•	Limiting the dollar amount that may be transferred at one time;

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•	Refusing any transfer request; and

•

Not accepting transfer requests of someone acting on behalf of more than one Owner (in which case, we will notify the person making the request by telephone or in writing of our decision not to accept the transfer requests).

We review our policies and procedures from time to time and will change them or explore other actions if we discover that existing procedures fail to adequately curtail market timing activities. The actions we take will be based on our policies and procedures then in effect and will be applied uniformly among Contract Owners. Under rules recently adopted by the Securities and Exchange Commission as of April 16, 2007, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that will obligate us to provide to the Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Fund.

Although we will monitor transfer activity and as appropriate impose restrictions as described above, there is no assurance that we will be able to identify and curtail all potentially disruptive market timing activity. As a result, to the extent that we do not detect disruptive market timing or the restriction we impose fails to curtail it, it is possible that a market timer may be able to make additional disruptive market timing transactions with the result that the management of the underlying Portfolios in which the Subaccounts invest may be disrupted and Contract Owners may suffer detrimental effects such as increased costs, reduced performance, and dilution of their interests in the affected Portfolio.

I. WITHDRAWALS DURING THE ACCUMULATION PERIOD.

You may redeem some or all of the Contract Value minus Debt and Withdrawal Charges. Withdrawals will have tax consequences. (See “Federal Income Taxes.”) A withdrawal of the entire Contract Value is called a surrender. Your ability to surrender may be limited by the terms of a qualified plan. (See “Federal Income Taxes.”)

In any Contract Year, you may make a partial withdrawal, subject to the following:

•	the partial withdrawal must be at least $500 or the value that remains in the Fixed Account or Subaccount, if smaller,

•	at least $100 must remain in a Subaccount after a withdrawal unless the account is eliminated by the withdrawal,

•

at least $100, plus Debt and any Withdrawal Charge attributable to the Fixed Account Contract Value must remain in the Fixed Account after a withdrawal unless the Fixed Account is eliminated by the withdrawal,

•	at least $500 of Contract Value plus Debt must remain in the Contract after the withdrawal or the withdrawal will be treated as a full surrender, and

•	direct transfers, rollovers, and exchanges are not permitted if there is an outstanding loan,

•	withdrawals will first reduce Purchase Payments in the chronological order in which they were received and then reduce any earnings.

If Contract Value is allocated to more than one Allocation Option, you must specify the source of the partial withdrawal. If you do not specify the source, we (1) cancel Accumulation Units on a pro rata basis from all Subaccounts in which you have an interest, and (2) redeem ratably from the Fixed Account.

Election to withdraw shall be made in writing to Protective Life Insurance Company, Contact Center, 2500 Westfield Drive, Elgin, IL 60123-7836 and should be accompanied by the Contract if surrender is requested. Withdrawal requests are processed only on days when the New York Stock Exchange is open. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values, as calculated after we receive the request. The Withdrawal Value attributable to the Subaccounts is paid within 7 days after we receive the request. However, we may suspend withdrawals or delay payment:

•	during any period when the New York Stock Exchange is closed,

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•	when trading in a Portfolio is restricted or the SEC determines that an emergency exists, or

•	as the SEC by order may permit.

For withdrawal requests from the Fixed Account, we may defer any payment for up to six months, as permitted by state law. During the deferral period, we will continue to credit interest at the current applicable interest rates.

A participant in the Texas Optional Retirement System (“ORP”) must obtain a certificate of termination from the participant’s employer before the Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures.

Withdrawals will reduce the death benefit in the proportion that the withdrawal, plus withdrawal charges, bears to the Contract Value. For example, if the death benefit is $100,000 and the Contract Value is $80,000, and a withdrawal, including withdrawal charges, of $20,000 is taken, the death benefit is then reduced to $75,000 as shown below.

•	$20,000/$80,000 = 25% ratio of withdrawal to Contract Value;

•	$100,000 × 25% = $25,000 of death benefit reduction; and

•	$100,000 death benefit—$25,000 = $75,000 remaining death benefit.

J. DEATH BENEFITS.

Standard Death Benefit

If you have not elected an Optional Enhanced Death Benefit rider, we will pay a death benefit if an Owner dies before the Annuity Date. If death occurs prior to the oldest Owner’s 75th birthday, the death benefit will be the greater of:

•	the Contract Value less Debt, and

•	the total amount of Purchase Payments, minus both Debt and the aggregate dollar amount of all adjustments for withdrawals.

If death occurs on or after the oldest owner’s 75th birthday, the death benefit is the Contract Value minus Debt.

The adjustment for withdrawals described above is a dollar amount determined for each withdrawal which is equal to (1) divided by (2), with the result multiplied by (3), where:

(1) is the amount of the withdrawal and withdrawal charges,

(2) is the Contract Value immediately prior to the withdrawal, and

(3) is the value of the death benefit immediately prior to the withdrawal.

Optional Enhanced Death Benefit Riders

There are two Optional Enhanced Death Benefit (“OEDB”) riders available under the Contract, Protective RSG Safeguard and Protective RSG Safeguard Plus. We may discontinue the offering of the OEDB riders at any time. The OEDB riders may not be available in all states.

The calculation of benefits under the OEDB riders changes after you attain age 81 and certain accruals of benefits cease after that age. Therefore, the OEDB riders may not be appropriate depending on your proximity to age 81. Prior to electing an OEDB rider, you should carefully consider the benefits available based on your age.

The investment options under the Contract are categorized as “Class 1 Accumulation Options” or “Class 2 Accumulation Options” solely for purposes of calculating the benefits and charges attributable to the OEDB. The Class 1 Accumulation Options are the Fixed Account and the Dreyfus VIF Money Market Subaccount. All other options are Class 2 Accumulation Options.

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You may elect an OEDB rider only on the initial Contract application. You cannot elect an OEDB rider after the date we issue the Contract.

If you elect an OEDB rider, the death benefit paid upon the death of an Owner will be based on the option you selected.

Protective RSG Safeguard

Protective RSG Safeguard may be elected only if the oldest Owner is age 80 or younger at the date of application. The current charge for Protective RSG Safeguard is 0.20% of applicable Contract Value. (See “Contract Charges and Expenses.”)

If you elect Protective RSG Safeguard, the death benefit will be equal to the greatest of the following, less Debt:

(1) Contract Value;

(2) the Purchase Payment Death Benefit, described below; and

(3) the Step-Up Death Benefit, described below.

Protective RSG Safeguard Plus

Protective RSG Safeguard Plus may be elected only if the oldest Owner is age 75 or younger at the date of application. The current charge for Protective RSG Safeguard Plus is 0.35% of applicable Contract Value. (See “Contract Charges and Expenses”).

If you elect Protective RSG Safeguard Plus, the death benefit will be equal to the greatest of the following, less Debt:

(1) Contract Value;

(2) the Purchase Payment Death Benefit, described below;

(3) the Step-Up Death Benefit, described below; and

(4) the Roll-Up Death Benefit, described below.

The Purchase Payment Death Benefit for the Contract is equal to:

•	the sum of all Purchase Payments,

•	decreased by any premium taxes, and

•	decreased by any adjustments for withdrawals, described below.

The Step-Up Death Benefit on the Issue Date is equal to the initial Purchase Payment less premium taxes. On each subsequent Contract Anniversary, prior to the oldest Owner’s 81st birthday, the Step-Up Death Benefit equals the greater of (1) and (2) below. On all other Valuation Dates the Step-Up Death Benefit is equal to (2) below.

(1) Contract Value; or

(2) The Step-Up Death Benefit on the prior Contract Anniversary plus:

a) any Purchase Payments less premium taxes since the prior Contract Anniversary; and less:

b) the amount of all adjustments for withdrawals since the prior Contract Anniversary.

The Roll-Up Death Benefit is equal to the sum of the Roll-Up Death Benefit for Class 1 Accumulation Options and the Roll-Up Death Benefit for Class 2 Accumulation Options.

The Roll-Up Death Benefit for Class 1 Accumulation Options on the Issue Date is equal to the initial Purchase Payment less premium taxes allocated to the Class 1 Accumulation Options. On each subsequent Valuation Date, the Roll-Up Death Benefit for Class 1 Accumulation Options is adjusted by adding to the prior value:

(1) any subsequent Purchase Payments less premium taxes allocated to the Class 1 Accumulation Options, and

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(2) any adjustments for transfers to Class 1 Accumulation Options, and subtracting:

(3) any adjustments for transfers from Class 1 Accumulation Options, and

(4) the amount of any adjustment for withdrawals from the Class 1 Accumulation Options.

The Roll-Up Death Benefit for Class 2 Accumulation Options on the Issue Date is equal to the initial Purchase Payment less premium taxes allocated to the Class 2 Accumulation Options. On each subsequent Valuation Date, the Roll-Up Death Benefit for Class 2 Accumulation Options is adjusted by adding to the prior value:

(1) interest at 5% per annum on the Roll-Up Death Benefit for Class 2 Accumulation Options, provided, however, that interest is not credited after the oldest Owner’s 80th birthday or whenever the Roll-Up Death Benefit equals or exceeds twice the amount of the Purchase Payment Death Benefit, and

(2) any subsequent Purchase Payments less premium taxes allocated to the Class 2 Accumulation Options, and

(3) any adjustments for transfers to Class 2 Accumulation Options, and subtracting:

(4) any adjustments for transfers from Class 2 Accumulation Options, and

(5) the amount of any adjustment for withdrawals from the Class 2 Accumulation Options.

Adjustments for Withdrawals (Purchase Payment Death Benefit and Step-Up Death Benefit)

Withdrawals and withdrawal charges will reduce the Purchase Payment Death Benefit and the Step-Up Death Benefit on a pro rata basis. (See “Withdrawals During the Accumulation Period.”) For each withdrawal, we make an adjustment equal to (1) divided by (2), with the result multiplied by (3), where:

(1) is the withdrawal and withdrawal charge amount,

(2) is the Contract Value immediately prior to the withdrawal, and

(3) is the value of the death benefit immediately prior to the withdrawal.

Adjustments for Transfers and Withdrawals (Roll-Up Death Benefit)

Transfers from Class 1 Accumulation Options to Class 2 Accumulation Options will reduce the Roll-Up Death Benefit for Class 1 Accumulation Options on a pro rata basis. The resulting increase in the Roll-Up Death Benefit for the Class 2 Accumulation Options is equal to the reduction in the Roll-Up Death Benefit for the Class 1 Accumulation Options.

Transfers from Class 2 Accumulation Options to Class 1 Accumulation Options will reduce the Roll-Up Death Benefit for the Class 2 Accumulation Options on a pro rata basis. The resulting increase in the Roll-Up Death Benefit for Class 1 Accumulation Options is equal to the reduction in the Roll-Up Death Benefit for the Class 2 Accumulation Options.

The adjustment for transfers and withdrawals from Class 1 Accumulation Options is equal to (1) divided by (2), with the result multiplied by (3), where:

(1) is the withdrawal and withdrawal charge or transfer amount,

(2) is the Contract Value allocated to the Class 1 Accumulation Options immediately prior to the withdrawal or transfer, and

(3) is the value of the Roll-Up Death Benefit for the Class 1 Accumulation Options immediately prior to the withdrawal or transfer.

The adjustment for transfers and withdrawals from Class 2 Accumulation Options is equal to (1) divided by (2), with the result multiplied by (3), where:

(1) is the withdrawal and withdrawal charge or transfer amount,

(2) is the Contract Value allocated to the Class 2 Accumulation Options immediately prior to the withdrawal or transfer, and

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(3) is the value of the Roll-Up Death Benefit for the Class 2 Accumulation Options immediately prior to the withdrawal or transfer.

The calculation of the above adjustments is illustrated by the following examples. The examples assume a $100,000 Contract Value with $20,000 allocated to Class 1 Accumulation Options and $80,000 allocated to Class 2 Accumulation Options. The examples also assume the Roll-Up Death Benefit is $110,000 with $15,000 attributable to Class 1 Accumulation Options and $95,000 attributable to Class 2 Accumulation Options.

Example 1

If you withdraw $20,000 of Contract Value from Class 2 Accumulation Options (including withdrawal charges), the adjustment to the Roll-Up Death Benefit is $23,750, determined as follows: $20,000 divided by $80,000 multiplied by $95,000 = $23,750. Therefore, after the withdrawal, the Roll-Up Death Benefit is reduced to $86,250 ($110,000 - $23,750) with $15,000 attributable to Class 1 Accumulation Options and $71,250 ($95,000 - $23,750) attributable to Class 2 Accumulation Options.

Example 2

If you transfer $10,000 of Contract Value from Class 1 Accumulation Options to Class 2 Accumulation Options, the adjustments to the Roll-Up Death Benefit attributable to the Accumulation Options is $7,500, determined as follows: $10,000 divided by $20,000 multiplied by $15,000 = $7,500. Therefore, after the transfer, the Roll-Up Death Benefit remains at $110,000 but the amount attributable to Class 1 Accumulation Options is decreased to $7,500 ($15,000 - $7,500) and the amount attributable to Class 2 Accumulation Options is increased to $102,500 ($95,000 + $7,500).

The above information regarding the OEDB is a summary of the provisions contained in the rider to your Contract that will be issued if you elect an OEDB. You should consult the rider for additional details. The provisions of the rider are controlling.

If the Owner is a non-natural person, the OEDB will be based on the age of the oldest Annuitant.

Payment of Death Benefits

The applicable death benefit will be paid to the designated Beneficiary if an Owner dies during the Accumulation Period. If a joint Owner dies during the Accumulation Period, a death benefit will be paid to the surviving joint Owner. If the Owner is not a natural person, we will pay the death benefit upon the death of an Annuitant during the Accumulation Period. We will pay the death benefit to the Beneficiary after we receive due proof of death. We will then have no further obligation under the Contract.

We compute the applicable Contract Value under the death benefit at the end of the Valuation Period following our receipt of due proof of death, the return of the Contract and such other information we may require to process the death benefit. The proof may be a certified death certificate or any other written proof satisfactory to us. We compute the other applicable values under the death benefit as of the date of death.

The death benefit may be paid in a lump sum. This sum may be deferred for up to five years from the date of death. Instead of a lump sum, the Beneficiary may elect to have the death benefit distributed as stated in Annuity Option 1 for a period not to exceed the Beneficiary’s life expectancy; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary as prescribed by federal tax regulations. The Beneficiary must make this choice within 60 days of the time we receive due proof of death, and distribution must commence within one year of the date of death. It may start later if permitted by federal regulations.

If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death.

If the Contract was issued as a Non-Qualified Plan Contract, an IRA or Roth IRA and your spouse is the only primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of the Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. If

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your surviving spouse elects to become the successor Owner of the Contract on your death, thereby waiving claim to the death benefit otherwise payable, a death benefit will not be paid on your death. The Contract Value will be adjusted to equal the death benefit amount otherwise payable, subject to the following.

•

The Contract Value will be adjusted to equal the amount of the death benefit. The difference, if any, between the death benefit and the Contract Value one day prior to the date of continuance will be credited to the Dreyfus VIF Money Market Subaccount. The successor Owner may subsequently transfer this amount from the Dreyfus VIF Money Market Subaccount to other investment options under the Contract.

•

Upon the death of your surviving spouse before the Annuity Date, the amount of the death benefit payable will be determined as if: (1) the Contract was issued on the date of continuance; and (2) the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

•	Withdrawal charges, if any, will be limited to withdrawals of Purchase Payments made after the date of continuance.

•	Any OEDB rider in effect will terminate as of the date of your death.

•

Your surviving spouse may elect any OEDB rider then offered by us. All such riders will be subject to the terms and conditions then in effect at the time of continuance, and all charges and benefits will be calculated as if the coverage was issued to the surviving spouse on the date of continuance and the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

•	Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue the Contract upon the death of the surviving spouse Beneficiary.

K. LOANS.

The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Internal Revenue Code (“Code”) or with a qualified plan under Code Section 401, may request a loan (if permitted by the qualified plan) any time during the Accumulation Period. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. In the case of loans made under Contracts which are subject to the Employee Retirement Income Security Act (“ERISA”), additional requirements and limitations will apply such as those under the terms of the plan, Department of Labor regulations and ERISA. Because the rules governing loans under Code Section 403(b) contracts and ERISA qualified plans are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply. For loans subject to ERISA, you also may wish to consult your plan administrator.

Federal tax law requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.

Interest will be charged on your loan amount. If your Contract is not subject to ERISA, the interest rate is 5.50%. If your Contract is subject to ERISA, the interest rate is based on Moody’s Corporate Bond Yield Average—Monthly Average Corporates (rounded to the nearest 0.25%). While a loan is outstanding, the value securing the loan will earn interest at the daily equivalent of the annual loan interest rate reduced by not more than 2.5%.

If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the investment accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan

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account while your loan is unpaid, your Contract Value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your Contract Value will be greater than it would have been had no loan been outstanding.

L. AUTOMATIC ASSET REBALANCING.

We currently offer Automatic Asset Rebalancing on a monthly, quarterly, semi-annual or annual basis. Contract Value held under the Dollar Cost Averaging program is not eligible for this option. There is currently no charge for this service.

CONTRACT CHARGES AND EXPENSES

We deduct the following charges and expenses:

•	mortality and expense risk charge,

•	administration charge,

•	optional death benefit charges,

•	records maintenance charge,

•	withdrawal charge,

•	commutation charge,

•	applicable premium taxes, and

•	optional MIAA expense charge. (See “Asset Allocation Service.”)

We may receive compensation from the investment advisers of the Funds for services related to the Funds. (See “The Funds,” page 19.)

Subject to certain expense limitations, you indirectly bear investment management fees and other Fund expenses.

A. CHARGES AGAINST THE SEPARATE ACCOUNT.

1. Mortality and Expense Risk Charge.

We assess each Subaccount a daily asset charge for mortality and expense risks at a rate of 1.00% per annum. Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.

The mortality risk we assume arises from two contractual obligations. First, the death benefit may, in some cases, be more than the amount payable upon surrender. (See “Death Benefit.”) Second, when Annuity Options involving life contingencies are selected, we assume the risk that Annuitants will live beyond actuarial life expectancies.

We also assume an expense risk. Actual expenses of administering the Contracts may exceed the amounts we recover from the Records Maintenance Charge or the administration expenses portion of the daily asset charge.

2. Administration Charge.

We assess each Subaccount a daily asset charge for administrative expenses at a rate of 0.50% per annum. For new Contracts we reserve the right to increase this charge to a maximum of 0.70% per annum. After you have held the Contract for 15 Contract Years, the per annum administration expenses will be decreased by 0.25%. The administration expenses reimburse us for expenses incurred for administering the Contracts. These expenses include your inquiries, changes in allocations, reports to you, Contract maintenance costs, and data processing costs. The administration expenses cover the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of the particular Contract.

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3. Optional Enhanced Death Benefit Charge.

The annual charge for the Optional Enhanced Death Benefit rider is 0.20% of Contract Value if you elect Chase Insurance SafeguardSM and 0.35% of Contract Value if you elect Protective RSG Safeguard Plus. The Optional Enhanced Death Benefit charge does not apply to Class 1 Accumulation Options. Currently, the Class 1 Accumulation Options are the Fixed Account and the Dreyfus VIF Money Market Subaccount.

B. RECORDS MAINTENANCE CHARGE.

We will assess a quarterly Records Maintenance Charge during the Accumulation Period against each Contract which has participated in the Separate Account during the calendar quarter. The Records Maintenance Charge is:

•	$7.50 quarterly for Contracts with Contract Value under $25,000, on the date of assessment.

•	$3.75 quarterly for Contracts with Contract Value between $25,000 and $50,000, on the date of assessment.

•	No Records Maintenance Charge for Contracts with Contract Value of $50,000 or more, on the date of assessment.

The Records Maintenance Charge is to reimburse us for expenses incurred in establishing and maintaining the records relating to a Contract’s participation in the Separate Account. The Records Maintenance Charge will be assessed at the end of each calendar quarter, and upon surrender or annuitization, based on the Contract Value at that time, and will constitute a reduction in Contract Value.

At any time the Records Maintenance Charge is assessed, the applicable charge will be assessed ratably against each Subaccount in which the Contract is participating and a number of Accumulation Units sufficient to equal the proper portion of the charge will be redeemed from such Subaccount. We reserve the right to deduct this charge from the Fixed Account.

C. WITHDRAWAL CHARGE.

A Withdrawal Charge is imposed to reimburse us for Contract sales expense, including commissions and other distribution, promotion and acquisition expenses. A Withdrawal Charge is based upon Contribution Years. A Contribution Year is each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year when the Purchase Payment was made. We do not impose the Withdrawal Charge on Purchase Payments made after 15 Contract Years.

Each Contract Year you may withdraw, without Withdrawal Charge, 10% of the Contract Value, minus Debt. If you withdraw a larger amount, the excess withdrawn is subject to a Withdrawal Charge. The Withdrawal Charge applies in the first 8 Contribution Years as follows:

Contribution Year	Withdrawal Charge
First Year	8%
Second Year	8%
Third Year	7%
Fourth Year	6%
Fifth Year	5%
Sixth Year	4%
Seventh Year	3%
Eighth Year	2%
Ninth Year and following	0%

Purchase Payments are deemed surrendered in the order they were received.

When a withdrawal is requested, you receive a check in the amount requested. If a Withdrawal Charge applies, Contract Value is reduced by the Withdrawal Charge and the dollar amount sent to you.

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Because Contribution Years are based upon the date each Purchase Payment is made, you may be subject to a Withdrawal Charge even though the Contract may have been issued many years earlier. (For additional details, see “Partial Withdrawals During the Accumulation Period.”) For example:

•	You make a $15,000 Purchase Payment in the first Contract Year.

•	You make a $10,000 Purchase Payment in the fourth Contract year.

•	In the fifth Contract Year, the $15,000 Purchase Payment is in its fifth Contribution year and the $10,000 Purchase Payment is in its second Contribution Year.

Currently, we anticipate Withdrawal Charges will not fully cover distribution expenses. Unrecovered distribution expenses may be recovered from our general assets. Those assets may include proceeds from the mortality and expense risk charge.

Subject to certain exceptions and state approvals, withdrawal charges are not assessed on withdrawals:

•	after you have been confined in a skilled health care facility for at least 90 consecutive days and you remain confined at the time of the request;

•	within 45 days following your discharge from a skilled health care facility after a confinement of at least 90 days; or

•	if you become disabled.

The confinement or disability must begin prior to your 75th birthday and at least two years after the later of the Date of Issue or the date the waiver endorsement was added to your contract.

“Disability” is defined as the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than 12 months.

Restrictions and provisions related to the above withdrawal charge waiver are described in the Contract endorsement.

The Withdrawal Charge also applies at annuitization to amounts attributable to Purchase Payments in their eighth Contribution Year or earlier. No Withdrawal Charge applies upon annuitization if you select Annuity Options 2, 3, 4 or 5, or if payments under Annuity Option 1 are scheduled to continue for at least 10 years. (See “The Annuity Period—Annuity Options” for a description of the Annuity Options available.)

We may reduce or eliminate the Withdrawal Charge if we anticipate that we will incur lower sales expenses or perform fewer services because of economies due to characteristics including the size of a group, the average contribution per participant, or the use of mass enrollment procedures.

D. COMMUTATION CHARGE.

The commutation charge applies during the Annuity Period. The charge equals the difference between the present value of any remaining payments in a certain period (as of the date of calculation) calculated using:

A. For a Fixed Annuity Option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and

B. For a Variable Annuity Option, (i) a discount rate that is equal to the assumed investment rate used to determine the initial payment and (ii) the assumed investment rate plus 2%.

The commutation charge applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period and in the commutation of remaining payments under Annuity Option 1. The commutation charge reflects the use of a higher interest rate to determine the commutation amount than the interest rate used to determine the initial annuity payment.

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E. INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES.

Each Portfolio’s net asset value may reflect the deduction of investment management fees, Rule 12b-1 fees and general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. (See “Summary of Expenses.”) Further detail is provided in the prospectuses for the Portfolios and the Funds’ statements of additional information.

F. STATE PREMIUM TAXES.

Certain state and local governments impose a premium tax ranging from 0% to 3.50% of Purchase Payments. If we pay state premium taxes, we will deduct the amount paid from:

•	Purchase Payments when we receive them,

•	The Contract Value upon total withdrawal, or

•	The total Contract Value applied to an Annuity Option at the time annuity payments start.

(See “Appendix—State Premium Tax Chart” in the Statement of Additional Information.)

G. MIAA EXPENSE CHARGE.

The current annual charge for the MIAA program is 0.50% of the Contract Value allocated under the MIAA program. The MIAA annual charge deducted from your Contract is paid to PMG and is not a Contract charge retained by us. The annual charge may be increased for new Contracts up to a maximum of 1.00%. If the MIAA charge is increased, the higher charge will be applicable only to Contracts purchased on or after the effective date of the higher MIAA charge. The MIAA expense is paid by quarterly withdrawals from your Contract Value. The quarterly MIAA expense equals, with respect to the amount in each Subaccount covered by the MIAA program the average daily number of units in that Subaccount covered by the MIAA program, multiplied by the ending unit value for that Subaccount, plus amounts in the Fixed Account covered by the MIAA program, and multiplied by 0.125%. You will also be charged a MIAA initial set up fee of $30.

H. REDUCTION OR ELIMINATION OF CERTAIN CHARGES.

Contracts may be available for purchase in certain group or sponsored arrangements that qualify for reductions or elimination of certain charges, the time periods in which such charges apply, or both. Group arrangements include those in which a trustee, an employer or an association purchases Contracts covering a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer Contracts to its employees or members on an individual basis.

In certain circumstances, the risk of adverse mortality and expense experience for Contracts purchased in certain group or sponsored arrangements may be reduced. Then, the daily asset charge for mortality and expense costs may likewise be reduced. The daily asset charge for administration expenses and the Records Maintenance Charge may also be reduced or eliminated if we anticipate lower administration expenses. In certain other circumstances, sales expenses in certain group or sponsored arrangements may be reduced or eliminated.

When a group or sponsored arrangement is eligible for reduced or eliminated charges, we will consider items such as:

•	the size and type of group to which sales are to be made and administrative services provided, and the persistency expected from the group;

•	the total amount of Purchase Payments to be received and the method in which they will be remitted;

•	any prior or existing relationship with us;

•	the level of commission paid to selling broker-dealers;

•	the purpose for which the Contract is being purchased, and whether that purchase makes it likely that sales costs and administrative expenses will be reduced; and

•	the frequency of projected surrenders or distributions.

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We make any reductions or eliminations according to objective guidelines in effect when an application for a Contract is approved. We may change these guidelines from time to time. Any variation in the charges will reflect differences in costs or services and will be offered uniformly to all members of the group or sponsored arrangement. In no event will a charge reduction or elimination be permitted if it is unfairly discriminatory to any person or prohibited by law.

We may also decrease the mortality and expense risk charge, the administration expenses, and the Records Maintenance Charge without notice. However, beyond what is disclosed above, we guarantee that they will not increase. We bear the risk that those charges will not cover our costs. On the other hand, should the charges exceed our costs, we will not refund any charges. Any profit is available for corporate purposes including, among other things, payment of distribution expenses.

We may also offer reduced fees and charges, including but not limited to, Records Maintenance Charge and mortality and expense risk and administration expenses, for certain sales that may result in cost savings. Reductions in these fees and charges will not unfairly discriminate against any Owner.

THE ANNUITY PERIOD

Contracts may be annuitized under one of several Annuity Options, which are available either on a fixed or variable basis. However, states may require variations to the Contract. If a state variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus. You may annuitize any time after the first Contract Year. We make annuity payments beginning on the Annuity Date under the Annuity Option you select. Subject to state variation, the Annuity Date may not be after the later of the original oldest Owner’s or Annuitant’s 90th birthday. (See “Federal Tax Matters, 1. Tax Deferral During Accumulation Period, Delayed Annuity Dates”.)

1. Annuity Payments.

Annuity payments are based on:

•	the annuity table specified in the Contract,

•	the selected Annuity Option, and

•	the investment performance of the selected Subaccount(s) (if variable annuitization is elected).

Under variable annuitization, you will receive the value of a fixed number of Annuity Units each month. An Annuity Unit’s value reflects the investment performance of the Subaccount(s) selected. The amount of each annuity payment varies accordingly.

2. Annuity Options.

You may elect one of the Contract’s Annuity Options. You may change the Annuity Option before, but not after, the Annuity Date. If no other Annuity Option is elected, an annuity will be paid under Option 3 if there is one Annuitant on the Annuity Date and Option 5 if there are two Annuitants on the Annuity Date. The Annuity Date selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If at any time the payments are less than our minimum payment, we have the right to increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to the minimum payment or to make payment in one lump sum.

The amount of periodic annuity payments may depend upon:

•	the Annuity Option you select;

•	the age and sex of the Annuitant;

•	the investment experience of the selected Subaccount(s) (if variable annuitization is elected); and

•	the interest rates (if fixed annuitization is elected) at the time of annuitization.

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For example:

•	If Option 2, life income, is selected, it is likely that each payment will be smaller than would result if income for a short period were specified.

•	If Option 3, life income with installments guaranteed, is selected, each payment will probably be smaller than would result if the life income option were selected.

•	If Option 4, the joint and survivor annuity, is selected, each payment is smaller than those measured by an individual life income option.

The age of the Annuitant also influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. Finally, if you participate in a Subaccount with higher investment performance, it is likely you will receive a higher periodic payment.

For Non-Qualified Contracts, if you die before the Annuity Date, available Annuity Options are limited. The Annuity Options available are:

•	Option 2 over the lifetime of the Beneficiary, or

•

Option 1 or 3 with a specified period or certain period no longer than the life expectancy of the Beneficiary. The life expectancy of the Beneficiary must be at least than 10 years from your death to elect these Options.

The death benefit distribution must begin no later than one year from your death, unless a later date is permitted by federal regulation.

If the Beneficiary is not an individual, the entire interest must be distributed within 5 years of your death.

Option 1—Income for Specified Period.

Option 1 provides an annuity payable monthly for ten years.

Option 2—Life Income.

Option 2 provides for an annuity payable monthly over the lifetime of the Annuitant. If Option 2 is elected, annuity payments terminate automatically and immediately on the Annuitant’s death without regard to the number or total amount of payments made. Thus, it is possible for you to receive only one payment if death occurred prior to the date the second payment was due.

Option 3—Life Income with Installments Guaranteed.

Option 3 provides an annuity payable monthly for a certain period of 10 years and thereafter during the Annuitant’s lifetime.

Option 4—Joint and Survivor Annuity.

Option 4 provides an annuity payable monthly while both Annuitant’s are living. Upon either Annuitant’s death, the monthly income payable continues over the life of the surviving Annuitant at a percentage of the original payment. The percentage payable must be selected at the time the annuity option is chosen. The percentages available are 50%, 66 2/3%, 75% and 100%. Annuity payments terminate automatically and immediately upon the surviving Annuitant’s death without regard to the number or total amount of payments received.

Option 5—Joint and Survivor Annuity with Installments Guaranteed.

Option 5 provides an annuity payable for a certain period of 10 years and thereafter while the Annuitants are alive.

3. Allocation of Annuity.

Subject to state variation, you may elect to have payments on a fixed or variable basis, or a combination of both. If we do not receive an election, any Fixed Account Contract Value is annuitized on a fixed basis and

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any Separate Account Contract Value is annuitized on a variable basis. You may exercise the transfer privilege during the Accumulation Period to arrange for your desired mix of fixed and/or variable annuitization. Transfers during the Annuity Period are subject to certain limitations. We reserve the right to restrict the number of Subaccounts available during the Annuity Period.

4. Transfers and Conversions During the Annuity Period.

During the Annuity Period, you may elect to make the following transfers and conversions. Any election must be in writing in a form satisfactory to us. We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer and conversion privileges.

Transfers Between Subaccounts.

A transfer may be made from one Subaccount to another Subaccount, subject to the following limitations.

•	Transfers to a Subaccount are prohibited during the first year of the Annuity Period, and subsequent transfers are limited to one per year.

•	You may not have more than three Subaccounts after the transfer.

•

The amount transferred must equal at least $5,000 of Annuity Unit value and at least $5,000 of Annuity Unit value must remain in the account from which the transfer is made, unless the transfer will eliminate the account.

•

No transfers may be made during the seven days before an annuity payment date. Any transfer request received during such a period will not be processed unless resubmitted and received after the annuity payment date.

When a transfer is made between Subaccounts, the number of Annuity Units per annuity payment attributable to a Subaccount to which the transfer is made is equal to a. multiplied by b. divided by c. where:

a. is the number of Annuity Units per annuity payment in the Subaccount from which the transfer is being made;

b. is the Annuity Unit value for the Subaccount from which the transfer is being made; and

c. is the Annuity Unit value for the Subaccount to which the transfer is being made.

Conversions From a Fixed Annuity Payment.

You may convert Fixed Annuity payments to Variable Annuity payments subject to the following:

•	at least $30,000 of annuity reserve value must be transferred from our General Account unless the transfer will eliminate the full amount of the annuity reserve value;

•	at least $30,000 of annuity reserve value must remain in our General Account after a transfer unless the transfer will eliminate the annuity reserve value;

•	conversions from a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

•	we must receive notice at least thirty days prior to the anniversary of the Annuity Date.

When a conversion is made from Fixed Annuity payment to Variable Annuity payment, the number of Annuity Units per annuity payment attributable to a Subaccount to which the conversion is made is equal to a. divided by b. divided by c. where:

a. is the annuity reserve being transferred from our General Account;

b. is the Annuity Unit value for the Subaccount to which the transfer is being made; and

c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

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Conversions To a Fixed Annuity Payment.

You may convert Variable Annuity payments to Fixed Annuity payments subject to the following:

•	conversions to a Fixed Annuity payment will be applied under the same Annuity Option as originally selected;

•	at least $30,000 of Annuity Unit value must be transferred to our General Account from the Subaccounts;

•	at least $5,000 of Annuity Unit value must remain in a Subaccount after a transfer unless the transfer will eliminate your interest in the Subaccount;

•	conversions to a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

•	we must receive notice at least thirty days prior to the anniversary of the Annuity Date.

When a conversion is made from a Variable Annuity payment to a Fixed Annuity payment, the number of Annuity Units per payment attributable to a Subaccount from which the conversion is made is the product of a. multiplied by b. multiplied by c. where:

a. is the number of Annuity Units representing the interest in such Subaccount per annuity payment;

b. is the Annuity Unit value for such Subaccount; and

c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

5. Annuity Unit Value.

The Annuity Unit value for each Subaccount is determined at the end of a Valuation Period by multiplying the result of a. times b. by c. where:

a. is the Annuity Unit value for the immediately preceding Valuation Period;

b. is the net investment factor for the current Valuation Period; and

c. is the interest factor of .99993235 per calendar day of the subsequent Valuation Period to offset the effect of the assumed rate of 2.5% per year used in the Annuity Option Table in your Contract. We may also make available Annuity Options based on assumed investment rates other than 2.5%.

The investment factor for a Subaccount for any Valuation Period is:

•	the Subaccount’s Accumulation Unit value at the end of the current Valuation Period; divided by

•	the Subaccount’s Accumulation Unit value at the end of the preceding Valuation Period.

6. First Periodic Payment Under a Variable Annuity.

To determine the first payment under a Variable Annuity, the Separate Account Contract Value, at the end of the Valuation Period preceding the Valuation Period that includes the date on which the first annuity payment is due, is first reduced by any applicable:

•	withdrawal charge,

•	records maintenance charge, and

•	any premium taxes that apply.

The remaining value will then be used to determine the first monthly annuity payment which is based on the guaranteed annuity option shown in the Annuity Option Table in your Contract. You may elect any option available.

7. Subsequent Periodic Payments Under a Variable Annuity.

The dollar amount of subsequent annuity payments may increase or decrease depending on the investment experience of each Subaccount. A 2.5% per annum rate of investment earnings is assumed by the Contract’s

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annuity tables. If the actual net investment earnings rate exceeds 2.5% per annum, payments increase accordingly. Conversely, if the actual rate is less than 2.5% per annum, annuity payments decrease. The number of Annuity Units per annuity payment will remain fixed for each Subaccount unless a transfer is made in which case, the number of Annuity Units per annuity payment will change.

The number of Annuity Units for each Subaccount is calculated by dividing a. by b. where:

a. is the amount of the monthly payment that can be attributed to that Subaccount; and

b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

After the first annuity payment, subsequent monthly annuity payments are calculated by adding, for each Subaccount, the product of a. times b. where:

a. is the number of Annuity Units per annuity payment in each Subaccount; and

b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

After the first annuity payment, we guarantee that the dollar amount of each subsequent annuity payment will not be adversely affected by changes in mortality experience or actual expenses from the mortality and expense assumptions on which we based the first payment.

8. Periodic Payments Under a Fixed Annuity.

To determine payments under a Fixed Annuity, the Fixed Account Contract Value on the first day preceding the date on which the first annuity payment is due, is first reduced by any withdrawal charge, records maintenance charge and premium taxes that apply. The remaining value will then be used to determine the Fixed Annuity monthly payment in accordance with the Annuity Option selected.

9. Death of Annuitant or Owner.

If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The election to receive the lump sum payment must be made within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants. The present value of the remaining payments in the certain period will be calculated based on the applicable interest rate.

For a Fixed Annuity Option, the applicable interest rate is the greater of:

a. the ten year Treasury constant maturity plus 3%; and

b. the rate used to determine the initial payment plus 2%.

For a Variable Annuity Option, the applicable interest rate is the assumed investment rate used to determine the initial payment plus 2%.

The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following our receipt of due proof of death.

If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant’s death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.

Under Annuity Option 4, Annuity payments terminate automatically and immediately upon the surviving Annuitant’s death without regard to the number or total amount of payments received.

If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:

•

If the Owner was the sole owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.

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•

If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint Owner, the Beneficiary becomes the Owner.

10. Protection of Benefits.

Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.

11. Age, Gender and Survival.

We may require satisfactory evidence of the age, gender and the continued survival of any person on whose life the income is based.

If the Annuitant’s age or gender has been misstated, the amount payable under the Contract will be calculated as if those Purchase Payments sent to us had been made at the correct age or gender. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.

FEDERAL INCOME TAXES

A. INTRODUCTION.

This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and the courts.

This discussion does not address state or local tax consequences nor federal estate or gift tax consequences, associated with buying a Contract. In addition, we make no guarantee regarding any tax treatment—federal, state, or local—of any Contract or of any transaction involving a Contract.

B. OUR TAX STATUS.

We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a “regulated investment company”. Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account to provide for these taxes.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; and (ii) under applicable income tax law, contract owners are not the owners of the assets generating the benefits.

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C. TAXATION OF ANNUITIES IN GENERAL.

1. Tax Deferral During Accumulation Period.

Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Contract are generally not taxable to you or the Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

•	the Contract must be owned by an individual,

•	Separate Account investments must be “adequately diversified”,

•	we, rather than you, must be considered the owner of Separate Account assets for federal tax purposes,

•	required distributions upon death, and

•	annuity payments must appropriately amortize Purchase Payments and Contract earnings.

Non-Natural Owner. As a general rule, deferred annuity contracts held by “non-natural persons,” such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Contracts are generally treated as held by a natural person if the nominal owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a contract under a non-qualified deferred compensation plan for its employees.

Additional exceptions to this rule include:

•	certain Contracts acquired by a decedent’s estate due to the death of the decedent,

•	certain Qualified Contracts,

•	certain Contracts used with structured settlement agreements, and

•	certain Contracts purchased with a single premium when the annuity starting date is no later than one year from contract purchase and substantially equal periodic payments are made at least annually.

Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, separate account investments must be “adequately diversified.” The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the separate account failed to comply with these diversification standards, the contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxed on the difference between the contract value and the purchase payments.

Although we do not control Fund investments, we expect that each Portfolio of the Funds will comply with these regulations so that each Subaccount of the Separate Account will be considered “adequately diversified.”

Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner of the assets of the separate account supporting the contract. In those circumstances, income and gains from separate account assets are includible in the owner’s gross income. The Internal Revenue Service (“IRS”), in published rulings, stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses the ability to exercise investment control over the assets. In Revenue Ruling 2003-91, the IRS provided such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. Under the contracts in Rev. Rul. 2003-91, there was no arrangement, plan, contract or agreement between an owner and the insurance company regarding the availability of a particular investment option and other than an owner’s right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

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We do not know what limits may be set forth in any future guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the Separate Account assets. However there is no assurance that such efforts would be successful.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the contract must provide that:

(a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and

(b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner’s death.

The requirements of (b) above will be considered satisfied with respect to any portion of the owner’s interest which is payable to or for the benefit of a “designated beneficiary” who is a natural person, is distributed over the life of that beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that owner’s death. If the owner’s “designated beneficiary” is the surviving spouse of the owner, however, the contract may be continued with the surviving spouse as the new owner.

Nonqualified Contracts issued after January 18, 1985 contain provisions which are intended to comply with these death distribution requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with these requirements when clarified by regulation or otherwise.

Delayed Annuity Dates. If the Annuity Date occurs (or is scheduled to occur) when you have reached an advanced age, e.g., past age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract would be currently includible in your income.

The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the owner of Separate Account assets.

2. Taxation of Partial and Full Withdrawals from Non-Qualified Contracts.

Partial withdrawals from a Non-Qualified Contract are includible in income to the extent the Contract Value exceeds the “investment in the contract.” This amount is referred to as the “income on the contract.” Full withdrawals are also includible in income to the extent they exceed the “investment in the contract.” Investment in the contract equals the total of Purchase Payments minus any amounts previously received from the Contract that were not includible in your income. Credits we make to your Contract in connection with the Purchase Payment Bonus are not part of your investment in your Contract (and thus, for tax purposes, are treated in the same way as investment gains). All amounts includible in income with respect to the Contract are taxed as ordinary income.

Any assignment or pledge (or agreement to assign or pledge) of Contract Value, is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to such assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee’s investment in the contract is increased to reflect the increase in your income.

The Contract’s optional death benefits, if elected, may exceed Purchase Payments or Contract Value. As described in the Prospectus, we impose certain charges with respect to these death benefits. It is possible that those charges (or some portion) could be treated as a partial withdrawal. As described elsewhere in the Prospectus, you may elect to enter into a separate investment advisory agreement pursuant to which you will receive asset allocation services (“MIAA”). For Non-Qualified Contracts, payments of MIAA Expense and Set Up Fees are treated as a partial withdrawal for tax purposes. This means the MIAA Expense and Set Up Fee are taxable distributions to you and may subject you to an additional 10% tax penalty.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

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3. Taxation of Annuity Payments.

Normally, the portion of each annuity payment taxable as income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the “investment in the contract” allocated to the variable annuity option and adjusted for any period certain or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed annuity option and adjusted for any period certain or refund feature, to the expected value of the fixed annuity payments. For income tax purposes, the Purchase Payment Bonus you receive is not considered “investment in the contract.” This means the Purchase Payment Bonus will be taxed.

Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the annuitant in the last taxable year.

4. Taxation of Death Benefits.

Amounts may be distributed upon your or the Annuitant’s death. Before the Annuity Date, death benefits are includible in income as follows:

•	if distributed in a lump sum are taxed like a full withdrawal, or

•	if distributed under an Annuity Option are taxed like annuity payments.

After the Annuity Date, where a guaranteed period exists and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income and:

•	if received in a lump sum are includible in income to the extent they exceed the unrecovered investment in the Contract, or

•	if distributed in accordance with the selected annuity option are fully excludable from income until the remaining investment in the contract is deemed to be recovered.

Thereafter, all annuity payments are fully includible in income.

5. Penalty Tax on Premature Distributions.

A 10% penalty tax applies to a taxable payment from a Non-Qualified Contract unless:

•	received on or after you reach age 59 1/2,

•	attributable to your disability,

•	made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant’s death,

•

made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated beneficiary (within the meaning of the tax law),

•

made under a Contract purchased with a single premium when the annuity starting date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually, or

•	Made with annuities used with certain structured settlement agreements.

Other exceptions may apply.

6. Aggregation of Contracts.

The taxable amount of an annuity payment or withdrawal from a Non-Qualified Contract may be determined by combining some or all of the Non-Qualified Contracts you own. For example, if you purchase a Contract and also purchase an immediate annuity at approximately the same time, the IRS may treat the two

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contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. Assignment or Pledges.

A transfer of ownership of a Non-Qualified Contract, a pledge of any interest in a Non-Qualified Contract as security for a loan, the designation of an annuitant or other payee who is not also the contract owner, or the assignment of the Non-Qualified Contract may result in taxable income. If you are contemplating such a transfer, pledge, designation or assignment, you should consult a competent tax adviser about its potential tax effects.

8. Exchange of Annuity Contracts.

We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the contract. That excess may be includible in income should amounts subsequently be withdrawn or distributed from the Contract (e.g. as a partial surrender, full surrender, annuity income payment, or death benefit). If you exchange part of an existing annuity contract for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See “Aggregation of Contracts.”) You should consult your tax adviser in connection with an exchange of all or part of an annuity contract for the Contract.

9. Loss of Interest Deduction Where Contracts Are Held by or for the Benefit of Certain Non-Natural Persons.

For Contracts issued after June 8, 1997 to a non-natural owner, all or some portion of otherwise deductible interest may not be deductible by the Owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.

D. QUALIFIED PLANS.

Qualified Contracts are used with retirement plans which receive favorable tax treatment as Individual Retirement Annuities, Simplified Employee Pensions—IRAs, Simple IRAs, Roth Individual Retirement Annuities, tax sheltered annuities, and certain deferred compensation plans (“qualified plans”). Numerous special tax rules apply to qualified plans and to Qualified Contracts. Therefore, we make no attempt to provide more than general information about use of Qualified Contracts. Persons intending to use the Contract in connection with qualified plans should consult a tax adviser.

Under the Code, qualified plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should only consider the Contract’s features other than tax deferral, including the availability of lifetime annuity payments and death benefit protection.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawal and annuity payments under certain Qualified Contracts, there may be no “investment in the contract” and the total amount received may be taxable. Also, loans from Qualified Contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, the number of allowable loans and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans. If this Contract is used with a Qualified Plan, you and the Annuitant must be the same individual. If a joint

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Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a joint Annuitant is named who is not the Annuitant’s spouse, the annuity options which are available may be limited, depending on the difference in their ages. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

Qualified Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. The death benefit or other optional benefits under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

A 10% penalty tax may apply to the taxable amount of payments from Qualified Contracts. For Individual Retirement Annuities, the penalty tax does not apply to a payment:

•	received after you reach age 59 1/2,

•	received after your death or because of your disability, or

•

made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated beneficiary.

In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

Qualified Contracts are amended to conform to plan requirements. However, you are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of qualified plans if they are inconsistent with the Contract.

1. Qualified Plan Types.

We may issue Contracts for the following types of qualified plans.

Individual Retirement Annuities. The Code permits eligible individuals to contribute to an individual retirement annuity known as an “IRA.” The Code limits the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans generally may be “rolled over” on a tax-deferred basis into an IRA. The Contract may not fund a “Coverdell Education Savings Account” (formerly known as an “Education IRA”).

Simplified Employee Pensions (SEP-IRAs). The Code allows employers to establish simplified employee pension plans, using the employees’ IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

SIMPLE IRAs. The Code permits certain small employers to establish “SIMPLE retirement accounts,” including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

Roth IRAs. The Code permits contributions to an IRA known as a “Roth IRA.” Roth IRAs differ from other IRAs in certain respects, including:

•	Roth IRA contributions are never deductible,

•	“qualified distributions” from a Roth IRA are excludable from income,

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•	mandatory distribution rules do not apply before death,

•	a rollover to a Roth IRA must be a “qualified rollover contribution,” under the Code,

•	special eligibility requirements apply, and

•	contributions to a Roth IRA can be made after the Owner reaches age 70 1/2.

All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

Any “qualified distribution,” as defined in Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer. A qualified distribution can only be made after the first 5 tax years after the year for which you (or your spouse) made a contribution to any Roth IRA established for your benefit.

Corporate and Self-Employed (“H.R. 10” and “Keogh”) Pension and Profit-Sharing Plans. The Code permits corporate employers to establish types of tax-favored retirement plans for employees. The Self-Employed Individuals’ Tax Retirement Act of 1962, as amended, commonly referred to as “H.R. 10” or “Keogh”, permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such a death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

Tax-Sheltered Annuities. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as “tax-sheltered annuities”. If you purchase a Contract for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides optional death benefits that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such death benefits could be characterized as incidental death benefits. If the death benefits were so characterized, this could result in currently taxable income to you. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

•	contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

•	earnings on those contributions, and earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

These amounts can be paid only if you have reached age 59 1/2, severed employment, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.) Additional restrictions may be imposed by the plan sponsor.

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Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. Direct Rollovers.

If the Contract is used with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code or with an eligible government deferred compensation plan that is qualified under Section 457(b), any eligible rollover distribution” from the Contract will be subject to “direct rollover” and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as:

•	minimum distributions required under Section 401(a)(9) of the Code, and

•	certain distributions for life, life expectancy, or for 10 years or more which are part of a “series of substantially equal periodic payments.”

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain types of qualified retirement plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid withholding by electing a direct rollover.

E. Federal Income Tax Withholding.

We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless you notify us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

DISTRIBUTION OF CONTRACTS

The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of registered broker-dealers who are members of the National Association of Securities Dealers, Inc. Sales commissions may vary, but are not expected to exceed 6.25% of Purchase Payments. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation, to selling broker-dealers. These incentives may be offered to certain licensed broker-dealers that sell or are expected to sell certain minimum amounts during specified time periods. The Contracts are distributed through the principal underwriter for the Separate Account:

Investors Brokerage Services, Inc. (“IBS”)

2500 Westfield Drive

Elgin, Illinois 60123-7836

IBS is a wholly-owned subsidiary of Protective Life. IBS enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers having a selling group agreement with IBS authorizing the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different contract features, charges and investment options.

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VOTING RIGHTS

Proxy materials in connection with any Fund shareholder meeting are delivered to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. We vote all Fund shares proportionately in accordance with instructions received from Owners. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders’ meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

Owners have voting instruction rights regarding a Portfolio based upon the Owner’s proportionate interest in the corresponding Subaccount as measured by units. Owners have voting rights before surrender or the death of an Owner. During the Annuity Period, voting rights decrease as Annuity Units decrease.

REPORTS TO CONTRACT OWNERS AND INQUIRIES

Each quarter, we send you a statement showing amounts credited to each Subaccount and to the Fixed Account. In addition, if you transfer amounts among the investment options or make additional unscheduled payments, you will receive written confirmation of these transactions. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which you invest and a list of the securities held by that Portfolio.

You will have access to Contract information through the Interactive Voice Response System (IVR) at 1-877-280-5102. You will also be able to access your account information from our website at www.insuranceserviceonline.com.

You may also direct inquiries to the selling agent or may call 1-877-280-5102 or write to Protective Life Insurance Company, Contact Center, 2500 Westfield Drive, Elgin, IL 60123-7836.

DOLLAR COST AVERAGING

Under our Dollar Cost Averaging (“DCA”) program, a predesignated portion of any Subaccount is automatically transferred on a monthly, quarterly, semi-annual or annual basis for a specified duration to any other Subaccounts based on your allocation.

The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and less Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount (other than a Subaccount which maintains a stable net asset value), are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed.

The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The DCA program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the first transfer date.

The minimum transfer amount is $100 per Subaccount. The total Contract Value in an account at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

Dollar Cost Averaging ends if:

•	the number of designated monthly transfers has been completed,

•	Contract Value in the transferring account is insufficient to complete the next transfer; the remaining amount will be transferred,

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•	we receive your written termination at least five business days before the next transfer date, or

•	the Contract is surrendered or annuitized.

If the Fixed Account balance is at least $10,000, you may elect automatic monthly or calendar quarter transfers of interest accrued in the Fixed Account to one or more of the Subaccounts. You may enroll in this program any time by completing our Dollar Cost Averaging form. Transfers are made within five business days of the end of the month or calendar quarter, as applicable. We must receive the enrollment form at least ten days before the end of the month or calendar quarter, as applicable.

SYSTEMATIC WITHDRAWAL PLAN

We offer a Systematic Withdrawal Plan (“SWP”) allowing you to pre-authorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw selected amounts from the Fixed Account, or Subaccounts on a monthly, quarterly, semi-annual or annual basis. Withdrawals taken under the SWP may be subject to the 10% tax penalty on early withdrawals and to income taxes and withholding. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give thirty days’ notice if we amend the SWP. The SWP may be terminated at any time by you or us.

ASSET ALLOCATION SERVICE

You may elect, where available, to enter into a separate investment advisory service agreement with our affiliate, PMG Asset Management, Inc. (“PMG”). PMG is registered as an investment adviser with the SEC. For a fee, PMG provides a discretionary asset allocation service under its Managed Investment Advisory Account (“MIAA”) which is fully described in a separate disclosure statement. Under an agreement with PMG, Ibbotson Associates, Inc. (“Ibbotson”) performs certain functions for the MIAA program. Ibbotson is an unaffiliated registered investment adviser. MIAA is not available in all states or through all distributors.

A. SUMMARY OF THE SERVICE PROVIDED.

Under MIAA, your Contract Value is allocated among certain Subaccounts and the Fixed Account. PMG selects the appropriate allocation model based on your financial objectives and risk tolerance, utilizing Ibbotson’s proprietary analysis of the Subaccounts and the underlying Funds. PMG then periodically transfers Contract Value between the Subaccounts and the Fixed Account in accordance with your selected allocation model.

B. MIAA CHARGES.

PMG’s current annual charge for the MIAA program is one-half of one percent (0.50%) of the Contract Value allocated under the MIAA program. The MIAA annual charge deducted from your Contract is paid to PMG and is not a Contract charge retained by us. The annual charge may be increased for new Contracts up to a maximum of one percent (1.00%). If the MIAA expense charge is increased, the higher charge will be applicable only to Contracts purchased on or after the effective date of the higher MIAA expense charge. The MIAA expense charge is paid by quarterly withdrawals from your Contract Value. The quarterly MIAA expense equals, with respect to the amount in each Subaccount covered by the MIAA program the average daily number of units in that Subaccount covered by the MIAA program, multiplied by the ending unit value for that Subaccount, plus amounts in the Fixed Account covered by the MIAA program, and multiplied by .125%. You will also be charged an MIAA initial set up fee (“Set Up Fee”) of $30.00.

C. TAX TREATMENT OF FEES AND CHARGES.

This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted in the application of the law to individual circumstances.

For Qualified Contracts, the MIAA expense charge and Set Up Fee will not be treated as taxable distributions. For Non-Qualified Contracts, payments of the MIAA expense charge and Set Up Fee are treated as a partial withdrawal for income tax purposes. This means the MIAA expense charge and Set Up Fee are taxable distributions to you and may subject you to an additional 10% tax penalty.

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D. RISKS TO YOU.

When you elect the MIAA program, you understand that:

•	all investments involve risk, the amount of which may vary significantly,

•	performance cannot be predicted or guaranteed, and

•	the value of your allocation in the Subaccounts will fluctuate due to market conditions and other factors.

PMG has not authorized anyone to make any guarantee, either written or oral, that your investment objectives will be met.

PMG has a fiduciary relationship with its investment advisory clients and seeks to perform services in a professional manner. However, except for negligence, malfeasance, or violations of applicable law, PMG and its officers, directors, agents and employees are not liable for any action performed or omitted to be performed or for any errors of judgment in your asset allocation or in transferring your Contract Value. The federal securities laws impose liabilities under certain circumstances on persons who act in good faith and, therefore, nothing herein in any way constitutes a waiver or limitation on any rights that you may have under federal securities laws.

E. TERMINATION.

You may terminate your participation in the MIAA program at any time by contacting us. If you terminate within five business days of enrolling in the MIAA program, you will not be charged any MIAA expense charge or Set Up Fee. Otherwise, you will be charged any unpaid MIAA expense charge for the period before your termination, and your Set Up Fee will not be refunded. PMG reserves the right, however, to waive the collection of any unpaid MIAA expense charge upon termination.

F. CONFLICTS OF INTEREST.

The MIAA program is marketed directly by officers of PMG and through solicitors who recommend the MIAA program, but who have no discretionary investment authority. The PMG solicitor is a registered representative with a broker-dealer registered under the Securities Exchange Act of 1934. As such, the PMG solicitor may receive or may have received commissions for your purchase of your Contract. PMG solicitors may also receive a portion of the MIAA expense charge (See “MIAA Charges.”) as compensation. You will be charged the same fees for the MIAA program whether or not a PMG solicitor is involved. Since the PMG solicitor may receive commissions for the purchase of your Contract and may receive a portion of the MIAA expense charged to your Contract, there is a potential for a conflict of interest.

SPECIAL CONSIDERATIONS

We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

LEGAL PROCEEDINGS

There are no material legal proceedings pending to which the Separate Account, Protective Life or IBS is a party.

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TABLE OF CONTENTS—STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information, Table of Contents is: Services to the Separate Account; State Regulation; Condensed Financial Information; Experts; Financial Statements; Financial Statements of Separate Account; Financial Statements of Protective Life Insurance Company; Appendix A State Premium Tax Chart; and Appendix B Condensed Financial Information. Please read the Statement of Additional Information in conjunction with this Prospectus.

FINANCIAL STATEMENTS

Financial statements of Protective Life and the Separate Account are included in the Statement of Additional Information. The financial statements of Protective Life should be considered primarily as bearing upon the ability of Protective Life to meet its obligations under the Contracts. The Contracts are not entitled to participate in our earnings, dividends or surplus.

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APPENDIX A

PROTECTIVE LIFE INSURANCE COMPANY DEFERRED FIXED

AND VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA

DISCLOSURE STATEMENT

This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities (IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRAs). Further information can be obtained from Protective Life Insurance Company and from any district office of the Internal Revenue Service. Also, see IRS Publication 590, Individual Retirement Arrangements (IRAs).

This Disclosure Statement is for your general information and is not intended to be exhaustive or conclusive, to apply to any particular person or situation, or to be used as a substitute for qualified legal or tax advice.

Please note that the information contained herein is based on current Federal income tax law, income tax regulations, and other guidance provided by the IRS. Hence, this information is subject to change upon an amendment of the law or the issuance of further regulations or other guidance. Also, you should be aware that state tax laws may differ from Federal tax laws governing such arrangements. You should consult your tax adviser about any state tax consequences of you IRA or Roth IRA, whichever is applicable.

A. REVOCATION

Within 7 days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, write Protective Life Insurance Company, 2500 Westfield Drive Elgin, IL 60123-7836, or call 1-877-280-5102. Notice of revocation will be deemed mailed on the date of the postmark (or if sent by certified or registered mail, the date of the certification or registration) if it is deposited in the mail in the United States in an envelope, or other appropriate wrapper, first class postage prepaid, properly addressed.

B. STATUTORY REQUIREMENTS

This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.

1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

2. The Contract must be nontransferable by the owner.

3. The Contract must have flexible premiums.

4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date) (see “Required Distributions”). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of Section 401(a) of the Code, do not apply to Roth IRAs.

If you die on or after the date required minimum distributions under Section 401(a)(9) of the Code commence, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die

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before required minimum distributions commence, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated beneficiary may elect to receive the entire interest over his or her life, or over a period certain not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the sole designated beneficiary is your spouse, the Contract will be treated as his or her own IRA, or, where applicable, Roth IRA.

5. Except in the case of a rollover contribution or a direct transfer (see “Rollovers and Direct Transfers”), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), all contributions to an IRA, Roth and SIMPLE IRA must be cash contributions which do not exceed certain limits.

6. The Contract must be for the exclusive benefit of you and your beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAs

1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments to an IRA. In one, you transfer amounts from another IRA. With the other, you transfer amounts from a qualified plan under Section 401(a) of the Code, a qualified annuity under Section 403(a) of the Code, a tax-sheltered annuity or custodial account under Section 403(b) of the Code, or a governmental plan under Section 457(b) of the Code (collectively referred to as “qualified employee benefit plans”). Tax-free rollovers can be made from a SIMPLE IRA or to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA, or vice-versa, after a two-year period has expired since the individual first participated in a SIMPLE plan.

2. You must complete the rollover by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances.

3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

4. A trustee-to-trustee transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA or qualified employee benefit plan or from a trustee-to-trustee transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA.

6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAS

1. In general, the amount you can contribute each year to an IRA is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including “catch-up” contributions for certain individuals age 50 and older. The maximum annual contribution limit for IRA contributions is equal to $4,000 for 2007 and $5,000 for 2008. After 2008, the limit is indexed annually in $500 increments, except as otherwise provided by law. An individual who has attained age 50 may make additional “catch-up” IRA contributions. The maximum annual contribution limit for the individual is increased by $1,000 for 2007 and thereafter, except as otherwise provided by law. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a

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sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

2. In the case of a married couple filing a joint return, up to the maximum annual contribution can be contributed to each spouse’s IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $9,000 for 2007 ($4,000 annual contribution for each individual, plus $500 for each individual who has attained age 50).

3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

a. The maximum annual contribution, or

b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

The deduction for contributions to both spouses’ IRAs may be further limited if either spouse is covered by an employer retirement plan.

4. If either you or your spouse is an active participant in an employer-sponsored plan and have a certain level of income, the amount of the contribution to your IRA that is deductible is phased out, and in some cases eliminated. If you are an active participant in an employer-sponsored plan, the deductibility of your IRA contribution will be phased out, depending on your adjusted gross income, or combined adjusted gross income in the case of a joint tax return, as follows:

Joint Returns

Taxable year beginning in:	Phase-out range
2007 and thereafter	$80,000–$100,000

Single Taxpayers

Taxable year beginning in:	Phase-out range
2007 and thereafter	$50,000–$ 60,000

The phase-out range for married individuals filing separately is $0–$10,000. If you file a joint tax return and are not an active participant in an employer sponsored plan, but your spouse is, the amount of the deductible IRA contribution is phased out for adjusted gross income between $150,000 and $160,000.

To designate a contribution as nondeductible, you must file IRS Form 8606, Nondeductible IRAs. You may have to pay a penalty if you make nondeductible contributions to an IRA and you do not file Form 8606 with your tax return, or if you overstate the amount of nondeductible contributions on your Form 8606. If you do not report nondeductible contributions, all of the contributions to your traditional IRA will be treated as deductible, and all distributions from your IRA will be taxed, unless you can show, with satisfactory evidence, that nondeductible contributions were made.

5. Contributions to your IRA for a year can be made at any time up to April 15 of the following year. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

6. You cannot make a contribution other than a rollover or transfer contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

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7. For tax years beginning before January 1, 2007, a taxpayer may qualify for a tax credit for contributions to an IRA, depending on the taxpayer’s adjusted gross income.

E. SEP IRAs

1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $15,000 (indexed for cost-of-living increases) or 100% of compensation.

2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F. SIMPLE IRAs

1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $10,500 for 2007, indexed annually, except as otherwise provided by law. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a nonelective contribution equal to 2 percent of your compensation for the year (up to $200,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years has passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAs AND SIMPLE IRAs

1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

2. In general, taxable distributions are included in your gross income in the year you receive them.

3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined generally by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS FOR IRAs AND SIMPLE IRAs

You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (i.e., the required beginning date).

Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over your life or the lives of you and your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), provided that, if installments are guaranteed, the guaranty period does not exceed the applicable life or joint life expectancy.

The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary, determined as set forth in applicable federal income tax regulations.

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If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

In addition, the after-death minimum distribution requirements described generally in section B. STATUTORY REQUIREMENTS apply to IRAs and SIMPLE IRAs.

If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. ROTH IRAs

1. If your Contract is a special type of individual retirement plan known as Roth IRA, it will be administered in accordance with the requirements of section 408A of the Code. (Except as otherwise indicated, references herein to an “IRA” are to an “individual retirement plan,” within the meaning of Section 7701(a)(37) of the Code, other than a Roth IRA.) Roth IRAs are treated the same as other IRAs, except as described here.

2. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend your Contract. We reserve the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

3. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a “qualified distribution,” as described to you in section L, below.

4. The minimum distribution requirements that apply to IRAs do not apply to Roth IRAs while the owner is alive. However, after the death of a Roth IRA owner, the after-death minimum distribution rules that apply to IRAs also apply to Roth IRAs as though the Roth IRA owner died before his or her required beginning date. You may not use your Roth IRA to satisfy minimum distribution requirements for traditional IRAs. Nor may you use distributions from an IRA for required distributions from a Roth IRA.

J. ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAs

1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

2. The maximum aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the “contribution limit”) generally is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including “catch-up” contributions for certain individuals age 50 and older (as discussed in section D, above).

The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

(a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the “applicable dollar amount”, bears to

(b) $15,000 (or $10,000 if you are married).

For this purpose, “adjusted gross income” is determined in accordance with Section 219(g)(3) of the Code and (1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the “applicable dollar amount” is equal to $150,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $95,000 for any other individual.

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A “qualified rollover contribution” (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAs

1. Rollovers and Transfers—A rollover may be made to a Roth IRA only if it is a “qualified rollover contribution.” A “qualified rollover contribution” is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

2. Taxation of Rollovers and Transfers to Roth IRAs—A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will not apply.

3. Transfers of Excess IRA Contributions to Roth IRAs—If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

4. Taxation of Conversions of IRAs to Roth IRAs—All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as a special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA’s value in gross income, as described above.

A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF “NON-QUALIFIED DISTRIBUTIONS”). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

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5. Separate Roth IRAs—Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. INCOME TAX CONSEQUENCES OF ROTH IRAs

1. Qualified Distributions—Any “qualified distribution” from a Roth IRA is excludible from gross income. A “qualified distribution” is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a “qualified special purpose distribution” (i.e., a qualified first-time homebuyer distribution under Section 72(t)(2)(F) of the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or (2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

2. Non-Qualified Distributions—A distribution from a Roth IRA which is not a qualified distribution is taxed under Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed, (a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

An additional tax of 10% is imposed on non-qualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M. TAX ON EXCESS CONTRIBUTIONS

1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it. If contributions to your IRA for a year are more than the contribution limit, you can apply the excess contribution in one year to a later year if the contributions for that later year are less than the maximum allowed for that year.

2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. TAX ON PREMATURE DISTRIBUTIONS

There is an additional tax on premature distributions from your IRA, Roth IRA or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply generally:

1. To amounts that are rolled over or transferred tax free;

2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

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3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your beneficiary; or

4. To a distribution which is used for qualified first-time homebuyer expenses, qualified high education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums.

O. IRA EXCISE TAX REPORTING

Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, Roth IRA or SIMPLE IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. BORROWING

If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note: This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

Q. REPORTING

We will provide you with any reports required by the Internal Revenue Service.

R. ESTATE TAX

Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT)

1. If on the enrollment application you indicated an allocation to a Subaccount, this Contract will be assessed a daily charge of an amount which will equal an aggregate of 1.50% per annum.

2. An annual records maintenance charge of $30.00 will be assessed against the Separate Account Value each Contract Year.

3. Withdrawal and early annuitization charges will be assessed based on the Contract Years elapsed since the Contract was issued as described in the prospectus under the heading “Withdrawal Charge.”

4. The method used to compute and allocate the annual earnings is contained in the prospectus under the heading “Accumulation Unit Value” for Separate Account Value.

5. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Subaccounts or rates of interest as declared by Protective Life Insurance Company.

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GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE FIXED ACCOUNT WITH 2% GUARANTEED EACH YEAR FOR THE FIRST TEN CONTRACT YEARS AND 3% THEREAFTER. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)

End of Year	Termination Values*	End of Year	Termination Values*	End of Year	Termination Values*	End of Year	Termination Values*
1	$984	14	$17,060	27	$41,925	40	$77,654
2	1,989	15	18,656	28	44,213	41	81,014
3	3,021	16	20,345	29	46,569	42	84,474
4	4,082	17	22,086	30	48,996	43	88,039
5	5,174	18	23,867	31	51,496	44	91,710
6	6,298	19	25,691	32	54,071	45	95,491
7	7,454	20	27,557	33	56,723	46	99,386
8	8,642	21	29,467	34	59,455	47	103,398
9	9,867	22	31,421	35	62,268	48	107,529
10	11,135	23	33,421	36	65,166	49	111,785
11	12,550	24	35,454	37	68,151	50	116,169
12	14,008	25	37,547	38	71,226
13	15,511	26	39,704	39	74,393

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE FIXED ACCOUNT WITH 3% GUARANTEED EACH YEAR FOR THE FIRST TEN CONTRACT YEARS AND 3% THEREAFTER. (TERMINATION VALUES ARE BASED ON $1,000 SINGLE PREMIUM.)

End of Year	Termination Values*	End of Year	Termination Values*	End of Year	Termination Values*	End of Year	Termination Values*
1	$984	14	$1,427	27	$2,095	40	$3,077
2	1,004	15	1,470	28	2,158	41	3,169
3	1,034	16	1,514	29	2,223	42	3,265
4	1,065	17	1,559	30	2,290	43	3,363
5	1,097	18	1,606	31	2,358	44	3,463
6	1,129	19	1,654	32	2,429	45	3,567
7	1,162	20	1,704	33	2,502	46	3,674
8	1,197	21	1,755	34	2,577	47	3,785
9	1,243	22	1,808	35	2,654	48	3,898
10	1,268	23	1,862	36	2,734	49	4,015
11	1,306	24	1,918	37	2,816	50	4,135
12	1,345	25	1,975	38	2,901
13	1,385	26	2,034	39	2,988

*	Includes applicable withdrawal charges.

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STATEMENT OF ADDITIONAL INFORMATION

April 2, 2007

FLEXIBLE PREMIUM, FIXED AND VARIABLE

DEFERRED ANNUITY CONTRACTS

PROTECTIVE RSG PREFERRED PLUS

Issued By

PROTECTIVE ACQUIRED VARIABLE ANNUITY SEPARATE ACCOUNT

and

PROTECTIVE LIFE INSURANCE COMPANY

HOME OFFICE: 2801 Highway 280 South, Birmingham, Alabama 35223

(205) 268-1000

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated April 2, 2007. The Prospectus may be obtained from Protective Life Insurance Company by writing or calling the address or telephone number listed above.

SERVICES TO THE SEPARATE ACCOUNT

Protective Life Insurance Company (“Protective Life”) maintains the books and records of the Protective Acquired Variable Annuity Separate Account (the “Separate Account”). Protective Life holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of Protective Life. Protective Life maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, records maintenance charge and other Contract charges (as described in the Prospectus) are borne by Protective Life.

The independent registered public accounting firm for the Separate Account is PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP also performed the annual audit of the financial statements of Protective Life for the years ended December 31, 2006, 2005 and 2004.

The Contracts are no longer available for sale. The Contracts were sold by licensed insurance agents, where the Contracts could be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts were distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. (“IBS”), a wholly-owned subsidiary of Protective Life, which entered into selling group agreements with the affiliated and unaffiliated broker-dealers. Subject to the provisions of the Contracts, units of the Subaccounts under the Contract are offered on a continuous basis.

Protective Life pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to 6.25% of Purchase Payments. During 2006, (prior to the merger of CILAAC into Protective Life) incurred gross commissions payable of approximately $1.4 million to licensed insurance agents.

STATE REGULATION

Protective Life is subject to the laws of Tennessee governing insurance companies and to regulation by the Tennessee Department of Insurance. An annual statement in a prescribed form is filed with the Tennessee Department of Insurance each year. Protective Life’s books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, CILAAC is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

CONDENSED FINANCIAL INFORMATION

The tables in Appendix B list the Condensed Financial Information (the accumulation unit values for accumulation units outstanding) for Contracts with optional benefits yielding variable account charges that fall between the highest and lowest variable account charges possible under the Contract as of December 31, 2006. Tables that represent the maximum and minimum variable account charges possible under the Contract appear in the Prospectus.

EXPERTS

The consolidated balance sheets of Protective Life Insurance Company and Subsidiaries as of December 31, 2006 and 2005, the related consolidated statements of operations, share-owner’s equity, and cash flows for each of the three years ended December 31, 2006, 2005, and 2004 and the related financial statement schedules, and the statement of assets and liabilities of the Chase Variable Annuity Separate Account (now referred to as Protective Acquired Variable Annuity Separate Account) as of December 31, 2006 and the related statements of operations for the year then ended and changes in net assets for each of the two years ended December 31, 2006 and 2005, have been included herein in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FINANCIAL STATEMENTS

This Statement of Additional Information contains financial statements for Protective Life. The financial statements of Protective Life should be considered primarily as bearing on our ability to meet our obligations under the Contract. The Contracts are not entitled to participate in our earnings, dividends, or surplus. The financial statements for the Separate Account reflect assets attributable to the Contracts and also reflect assets attributable to other variable annuity contracts offered by Protective Life through the Separate Account.

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

To the Contract Owners of Chase Variable Annuity Separate Account

and the Board of Directors of

Protective Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of the subaccounts, as listed in Note 1 to such financial statements, of Chase Variable Annuity Separate Account, at December 31, 2006, and the results of each of their operations and changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2006 by correspondence with the transfer agent of the investee mutual funds, provide a reasonable basis for our opinion.

/s/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

April 2, 2007

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

(in thousands)

	AIM Variable Insurance Funds				The Alger American Fund			American Century Variable Portfolios, Inc.
	AIM V.I. Financial Services Subaccount	AIM V.I. Global Health Care Subaccount	AIM V.I. Global Real Estate Subaccount	AIM V.I. Utilities Subaccount	Alger American Growth Subaccount	Alger American MidCap Growth Subaccount	Alger American Small Capitalization Subaccount	American Century VP Income & Growth Subaccount	American Century VP Large Company Value Subaccount
ASSETS
Investments, at current market value	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233
Dividends and other receivables	—	—	—	—	—	—	—	—	—

Total assets	157	675	4,234	1,522	611	2,150	2,203	2,899	233

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233

ANALYSIS OF NET ASSETS
Accumulation Period	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233
Annuity Period	—	—	—	—	—	—	—	—	—

Total Net Assets	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233

Units Outstanding	10	49	153	75	13	58	77	339	19

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	American Century Variable Portfolios, Inc.	Dreyfus Investment Portfolios		The Dreyfus Socially Responsible Growth Fund, Inc.	Dreyfus Variable Investment Fund	Fidelity Variable Insurance Products Fund
	American Century VP Value Subaccount	Dreyfus IP MidCap Stock Subaccount	Dreyfus IP Technology Growth Subaccount	Dreyfus Socially Responsible Growth Subaccount	Dreyfus VIF Money Market Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Index 500 Subaccount
ASSETS
Investments, at current market value	$1,642	$270	$2,400	$114	$7,250	$7,615	$3,125	$421	$3,796
Dividends and other receivables	—	—	—	—	4	—	—	—	—

Total assets	1,642	270	2,400	114	7,254	7,615	3,125	421	3,796

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$1,642	$270	$2,400	$114	$7,254	$7,615	$3,125	$421	$3,796

ANALYSIS OF NET ASSETS
Accumulation Period	$1,642	$270	$2,400	$114	$7,254	$7,615	$3,125	$421	$3,796
Annuity Period	—	—	—	—	—	—	—	—	—

Total Net Assets	$1,642	$270	$2,400	$114	$7,254	$7,615	$3,125	$421	$3,796

Units Outstanding	149	16	229	4	702	216	85	11	24

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	Fidelity Variable Insurance Products Fund	Franklin Templeton Variable Insurance Products Trust
	Fidelity VIP Mid Cap Subaccount	Franklin Global Communications Securities Subaccount	Franklin Growth and Income Securities Subaccount	Franklin Rising Dividends Securities Subaccount	Franklin Small Cap Value Securities Subaccount	Franklin Strategic Income Securities Subaccount	Franklin U.S. Government Subaccount	Franklin Zero Coupon 2010 Subaccount	Mutual Discovery Securities Subaccount
ASSETS
Investments, at current market value	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117
Dividends and other receivables	—	—	—	—	—	—	—	—	—

Total assets	763	473	97	2,634	2,650	1,688	786	2,167	3,117

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117

ANALYSIS OF NET ASSETS
Accumulation Period	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117
Annuity Period	—	—	—	—	—	—	—	—	—

Total Net Assets	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117

Units Outstanding	57	29	9	168	132	134	74	210	155

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	Franklin Templeton Variable Insurance Products Trust			JPMorgan Series Trust II			Janus Aspen Series
	Mutual Shares Securities Subaccount	Templeton Developing Markets Securities Subaccount	Templeton Global Asset Allocation Subaccount	JPMorgan International Equity Subaccount	JPMorgan Mid Cap Value Subaccount	JPMorgan Small Company Subaccount	Janus Aspen Balanced Subaccount	Janus Aspen Large Cap Growth Subaccount	Janus Aspen Mid Cap Growth Subaccount
ASSETS
Investments, at current market value	$1,367	$3,961	$177	$3,527	$1,861	$1,592	$1,975	$95	$370
Dividends and other receivables	—	—	—	—	—	—	—	—	—

Total assets	1,367	3,961	177	3,527	1,861	1,592	1,975	95	370

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$1,367	3,961	177	3,527	1,861	1,592	1,975	95	370

ANALYSIS OF NET ASSETS
Accumulation Period	$1,367	3,961	177	3,527	1,861	1,592	1,975	95	370
Annuity Period	—	—	—	—	—	—	—	—	—

Total Net Assets	$1,367	$3,961	$177	$3,527	$1,861	$1,592	$1,975	$95	$370

Units Outstanding	82	140	13	174	102	80	65	5	11

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	Janus Aspen Series			JPMorgan Insurance Trust
	Janus Aspen Mid Cap Value Subaccount	Janus Aspen Small Company Value Subaccount	Janus Aspen Worldwide Growth Subaccount	JPMorgan Insurance Trust Balanced Subaccount	JPMorgan Insurance Trust Core Bond Subaccount	JPMorgan Insurance Trust Diversified Equity Subaccount	JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount	JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount	JPMorgan Insurance Trust Equity Index Subaccount
ASSETS
Investments, at current market value	$1,085	$1,020	$722	$1,675	$11,995	$6,716	$3,117	$5,519	$4,489
Dividends and other receivables	—	—	—	—	—	—	—	—	—

Total assets	1,085	1,020	722	1,675	11,995	6,716	3,117	5,519	4,489

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—

Net Assets	$1,085	$1,020	$722	$1,675	$11,995	$6,716	$3,117	$5,519	$4,489

ANALYSIS OF NET ASSETS
Accumulation Period	$1,085	$1,020	$722	$1,675	$11,986	$6,712	$3,116	$5,518	$4,487
Annuity Period	—	—	—	—	9	4	1	1	2

Total Net Assets	$1,085	$1,020	$722	$1,675	$11,995	$6,716	$3,117	$5,519	$4,489

Units Outstanding	57	53	23	147	1,145	561	241	399	361

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES—(Continued)

December 31, 2006

(in thousands)

	JPMorgan Insurance Trust			Oppenheimer Variable Account Funds						Oppenheimer Variable Account Funds
	JPMorgan Insurance Trust Government Bond Subaccount	JPMorgan Insurance Trust Intrepid Growth Subaccount	JPMorgan Insurance Trust Intrepid Mid Cap Subaccount	Oppenheimer Capital Appreciation Subaccount	Oppenheimer Global Securities Subaccount	Oppenheimer High Income Subaccount	Oppenheimer Main Street Subaccount	Oppenheimer Main Steet Small Cap Subaccount	Oppenheimer Mid Cap Subaccount	Oppenheimer Strategic Bond Subaccount
ASSETS
Investments, at current market value	$9,897	$2,440	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184
Dividends and other receivables	—	—	—	—	—	—	—	—	—	—

Total assets	9,897	2,440	2,364	684	3,075	1,474	2,115	1,645	92	2,184

LIABILITIES
Payable to Chase Insurance Life and Annuity Company	—	—	—	—	—	—	—	—	—	—

Net Assets	$9,897	$2,440	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184

ANALYSIS OF NET ASSETS
Accumulation Period	$9,888	$2,439	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184
Annuity Period	9	1	—	—	—	—	—	—	—	—

Total Net Assets	$9,897	$2,440	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184

Units Outstanding	942	220	163	48	143	115	138	84	5	177

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS

December 31, 2006

(in thousands)

	AIM Variable Insurance Funds				The Alger American Fund			American Century Variable Portfolios, Inc.
	AIM V.I. Financial Services Subaccount	AIM V.I. Global Health Care Subaccount	AIM V.I. Global Real Estate Subaccount	AIM V.I. Utilities Subaccount	Alger American Growth Subaccount	Alger American MidCap Growth Subaccount	Alger American Small Capitalization Subaccount	American Century VP Income & Growth Subaccount	American Century VP Large Company Value Subaccount
INVESTMENT INCOME
Dividend income	$3	$—	$175	$84	$1	$243	$—	$36	$—
EXPENSES
Mortality and expense risk charges	2	8	35	24	10	24	25	32	1

Net investment income (loss)	1	(8)	140	60	(9)	219	(25)	4	(1)

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	5	26	196	74	40	3	127	39	1
Change in unrealized appreciation (depreciation) of investments	14	(7)	570	188	(19)	(98)	156	301	19

Net realized and unrealized gain (loss) on investments	19	19	766	262	21	(95)	283	340	20

Net increase in net assets resulting from operations	$20	$11	$906	$322	$12	$124	$258	$344	$19

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	American Century Variable Portfolios, Inc.	Dreyfus Investment Portfolios		The Dreyfus Socially Responsible Growth Fund, Inc.	Dreyfus Variable Investment Fund	Fidelity Variable Insurance Products Fund
	American Century VP Value Subaccount	Dreyfus IP MidCap Stock Subaccount	Dreyfus IP Technology Growth Subaccount	Dreyfus Socially Responsible Growth Subaccount	Dreyfus VIF Money Market Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Index 500 Subaccount
INVESTMENT INCOME
Dividend income	$99	$28	$—	$—	$372	$666	$375	$1	$37
EXPENSES
Mortality and expense risk charges	16	3	12	1	117	90	31	4	42

Net investment income (loss)	83	25	(12)	(1)	255	576	344	(3)	(5)

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	(9)	(1)	9	3	—	257	15	15	56
Change in unrealized appreciation (depreciation) of investments	104	(9)	94	7	—	(227)	46	9	359

Net realized and unrealized gain (loss) on investments	95	(10)	103	10	—	30	61	24	415

Net increase in net assets resulting from operations	$178	$15	$91	$9	$255	$606	$405	$21	$410

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	Fidelity Variable Insurance Products Fund	Franklin Templeton Variable Insurance Products Trust
	Fidelity VIP Mid Cap Subaccount	Franklin Global Communications Securities Subaccount	Franklin Growth and Income Securities Subaccount	Franklin Rising Dividends Securities Subaccount	Franklin Small Cap Value Securities Subaccount	Franklin Strategic Income Securities Subaccount	Franklin U.S. Government Subaccount	Franklin Zero Coupon 2010 Subaccount	Mutual Discovery Securities Subaccount
INVESTMENT INCOME
Dividend income	$26	$1	$2	$30	$93	$73	$34	$66	$104
EXPENSES
Mortality and expense risk charges	7	3	1	29	32	23	12	26	32

Net investment income (loss)	19	(2)	1	1	61	50	22	40	72

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	(18)	(9)	—	36	95	5	(13)	(16)	57
Change in unrealized appreciation (depreciation) of investments	30	50	5	253	148	49	10	(2)	304

Net realized and unrealized gain (loss) on investments	12	41	5	289	243	54	(3)	(18)	361

Net increase in net assets resulting from operations	$31	$39	$6	$290	$304	$104	$19	$22	$433

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	Franklin Templeton Variable Insurance Products Trust			JPMorgan Series Trust II			Janus Aspen Series
	Mutual Shares Securities Subaccount	Templeton Developing Markets Securities Subaccount	Templeton Global Asset Allocation Subaccount	JPMorgan International Equity Subaccount	JPMorgan Mid Cap Value Subaccount	JPMorgan Small Company Subaccount	Janus Aspen Balanced Subaccount	Janus Aspen Large Cap Growth Subaccount	Janus Aspen Mid Cap Growth Subaccount
INVESTMENT INCOME
Dividend income	$26	$30	$13	$25	$67	$41	$37	$—	$—
EXPENSES
Mortality and expense risk charges	9	53	2	38	28	21	21	1	4

Net investment income (loss)	17	(23)	11	(13)	39	20	16	(1)	(4)

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	11	562	2	160	113	(5)	38	3	26
Change in unrealized appreciation (depreciation) of investments	80	116	10	352	117	170	99	5	7

Net realized and unrealized gain (loss) on investments	91	678	12	512	230	165	137	8	33

Net increase in net assets resulting from operations	$108	$655	$23	$499	$269	$185	$153	$7	$29

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	Janus Aspen Series			JPMorgan Insurance Trust
	Janus Aspen Mid Cap Value Subaccount	Janus Aspen Small Company Value Subaccount	Janus Aspen Worldwide Growth Subaccount	JPMorgan Insurance Trust Balanced Subaccount	JPMorgan Insurance Trust Core Bond Subaccount	JPMorgan Insurance Trust Diversified Equity Subaccount	JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount	JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount	JPMorgan Insurance Trust Equity Index Subaccount
INVESTMENT INCOME
Dividend income	$50	$8	$6	$44	$363	$57	$82	$571	$64
EXPENSES
Mortality and expense risk charges	12	10	3	30	195	121	52	97	83

Net investment income (loss)	38	(2)	3	14	168	(64)	30	474	(19)

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	9	35	5	23	(24)	163	71	84	120
Change in unrealized appreciation (depreciation) of investments	52	91	38	112	146	793	164	190	471

Net realized and unrealized gain (loss) on investments	61	126	43	135	122	956	235	274	591

Net increase in net assets resulting from operations	$99	$124	$46	$149	$290	$892	$265	$748	$572

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS—(Continued)

December 31, 2006

(in thousands)

	JPMorgan Insurance Trust			Oppenheimer Variable Account Funds
	JPMorgan Insurance Trust Government Bond Subaccount	JPMorgan Insurance Trust Intrepid Growth Subaccount	JPMorgan Insurance Trust Intrepid Mid Cap Subaccount	Oppenheimer Capital Appreciation Subaccount	Oppenheimer Global Securities Subaccount	Oppenheimer High Income Subaccount	Oppenheimer Main Street Subaccount	Oppenheimer Main Steet Small Cap Subaccount	Oppenheimer Mid Cap Subaccount	Oppenheimer Strategic Bond Subaccount
INVESTMENT INCOME
Dividend income	$534	$2	$391	$1	$128	$70	$10	$29	$—	$98
EXPENSES
Mortality and expense risk charges	182	43	37	7	34	16	21	18	1	31

Net investment income (loss)	352	(41)	354	(6)	94	54	(11)	11	(1)	67

NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) on sale of investments	(95)	32	19	17	69	(11)	32	52	6	(18)
Change in unrealized appreciation (depreciation) of investments	(115)	87	(116)	27	190	41	172	69	(6)	69

Net realized and unrealized gain (loss) on investments	(210)	119	(97)	44	259	30	204	121	—	51

Net increase in net assets resulting from operations	$142	$78	$257	$38	$353	$84	$193	$132	$(1)	$118

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

December 31, 2006

(in thousands)

	AIM Variable Insurance Funds				The Alger American Fund			American Century Variable Portfolios, Inc.
	AIM V.I. Financial Services Subaccount	AIM V.I. Global Health Care Subaccount	AIM V.I. Global Real Estate Subaccount(a)	AIM V.I. Utilities Subaccount	Alger American Growth Subaccount	Alger American MidCap Growth Subaccount	Alger American Small Capitalization Subaccount	American Century VP Income & Growth Subaccount	American Century VP Large Company Value Subaccount
OPERATIONS
Net investment income (loss)	$1	$(8)	$140	$60	$(9)	$219	$(25)	$4	$(1)
Net realized gain on sale of investments	5	26	196	74	40	3	127	39	1
Change in unrealized appreciation (depreciation) of investments	14	(7)	570	188	(19)	(98)	156	301	19

Net increase in net assets resulting from operations	20	11	906	322	12	124	258	344	19

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	20	197	786	297	186	700	792	630	105
Net transfer (to) from affiliate and subaccounts	7	49	1,081	(958)	(111)	(34)	33	394	87
Payments for redemptions	(17)	(16)	(193)	(189)	(85)	(39)	(160)	(217)	—
Maintenance fees	—	(1)	(2)	(1)	(1)	(2)	(1)	(10)	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	10	229	1,672	(851)	(11)	625	664	797	192

Total increase (decrease) in net assets	30	240	2,578	(529)	1	749	922	1,141	211
NET ASSETS
Beginning of period	127	435	1,656	2,051	610	1,401	1,281	1,758	22

End of period	$157	$675	$4,234	$1,522	$611	$2,150	$2,203	$2,899	$233

(a)	Effective July 3, 2006, name was changed from AIM V.I. Real Estate Subaccount.

See accompanying notes to financial statements

Chase Variable Annuity Separate Account

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	American Century Variable Portfolios, Inc.	Dreyfus Investment Portfolios		The Dreyfus Socially Responsible Growth Fund, Inc.	Dreyfus Variable Investment Fund	Fidelity Variable Insurance Products Fund
	American Century VP Value Subaccount	Dreyfus IP MidCap Stock Subaccount	Dreyfus IP Technology Growth Subaccount	Dreyfus Socially Responsible Growth Subaccount	Dreyfus VIF Money Market Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Index 500 Subaccount
OPERATIONS
Net investment income (loss)	$83	$25	$(12)	$(1)	$255	$576	$344	$(3)	$(5)
Net realized gain on sale of investments	(9)	(1)	9	3	—	257	15	15	56
Change in unrealized appreciation (depreciation) of investments	104	(9)	94	7	—	(227)	46	9	359

Net increase in net assets resulting from operations	178	15	91	9	255	606	405	21	410

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	256	103	206	44	4,630	2,835	884	161	1,067
Net transfer (to) from affiliate and subaccounts	250	17	1,973	1	(677)	(315)	270	37	261
Payments for redemptions	(18)	(21)	(5)	(37)	(1,625)	(230)	(136)	(40)	(301)
Maintenance fees	(1)	—	—	—	(4)	(9)	(2)	(2)	(12)
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	487	99	2,174	8	2,324	2,281	1,016	156	1,015

Total increase (decrease) in net assets	665	114	2,265	17	2,579	2,887	1,421	177	1,425
NET ASSETS
Beginning of period	977	156	135	97	4,675	4,728	1,704	244	2,371

End of period	$1,642	$270	$2,400	$114	$7,254	$7,615	$3,125	$421	$3,796

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	Fidelity Variable Insurance Products Fund	Franklin Templeton Variable Insurance Products Trust
	Fidelity VIP Mid Cap Subaccount	Franklin Global Communications Securities Subaccount	Franklin Growth and Income Securities Subaccount	Franklin Rising Dividends Securities Subaccount	Franklin Small Cap Value Securities Subaccount	Franklin Strategic Income Securities Subaccount	Franklin U.S. Government Subaccount	Franklin Zero Coupon 2010 Subaccount	Mutual Discovery Securities Subaccount
OPERATIONS
Net investment income (loss)	$19	$(2)	$1	$1	$61	$50	$22	$40	$72
Net realized gain on sale of investments	(18)	(9)	—	36	95	5	(13)	(16)	57
Change in unrealized appreciation (depreciation) of investments	30	50	5	253	148	49	10	(2)	304

Net increase in net assets resulting from operations	31	39	6	290	304	104	19	22	433

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	518	159	65	661	714	453	216	648	889
Net transfer (to) from affiliate and subaccounts	101	166	22	166	(77)	(297)	(459)	33	469
Payments for redemptions	(2)	(1)	(1)	(32)	(109)	(128)	(22)	(102)	(140)
Maintenance fees	(1)	—	—	(2)	(2)	(4)	(1)	(10)	(2)
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	616	324	86	793	526	24	(266)	569	1,216

Total increase (decrease) in net assets	647	363	92	1,083	830	128	(247)	591	1,649
NET ASSETS
Beginning of period	116	110	5	1,551	1,820	1,560	1,033	1,576	1,468

End of period	$763	$473	$97	$2,634	$2,650	$1,688	$786	$2,167	$3,117

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	Franklin Templeton Variable Insurance Products Trust			JPMorgan Series Trust II			Janus Aspen Series
	Mutual Shares Securities Subaccount	Templeton Developing Markets Securities Subaccount	Templeton Global Asset Allocation Subaccount	JPMorgan International Equity Subaccount	JPMorgan Mid Cap Value Subaccount	JPMorgan Small Company Subaccount	Janus Aspen Balanced Subaccount	Janus Aspen Large Cap Growth Subaccount	Janus Aspen Mid Cap Growth Subaccount
OPERATIONS
Net investment income (loss)	$17	$(23)	$11	$(13)	$39	$20	$16	$(1)	$(4)
Net realized gain on sale of investments	11	562	2	160	113	(5)	38	3	26
Change in unrealized appreciation (depreciation) of investments	80	116	10	352	117	170	99	5	7

Net increase in net assets resulting from operations	108	655	23	499	269	185	153	7	29

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	255	1,641	69	1,015	387	388	770	30	126
Net transfer (to) from affiliate and subaccounts	601	(2,056)	(3)	170	(677)	(286)	(16)	(16)	(1)
Payments for redemptions	(5)	(84)	—	(208)	(142)	(42)	(198)	(5)	(13)
Maintenance fees	(1)	(1)	—	(13)	(2)	(1)	(2)	—	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	850	(500)	66	964	(434)	59	554	9	112

Total increase (decrease) in net assets	958	155	89	1,463	(165)	244	707	16	141
NET ASSETS
Beginning of period	409	3,806	88	2,064	2,026	1,348	1,268	79	229

End of period	$1,367	$3,961	$177	$3,527	$1,861	$1,592	$1,975	$95	$370

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	Janus Aspen Series			JPMorgan Insurance Trust
	Janus Aspen Mid Cap Value Subaccount	Janus Aspen Small Company Value Subaccount	Janus Aspen Worldwide Growth Subaccount	JPMorgan Insurance Trust Balanced Subaccount(b)	JPMorgan Insurance Trust Core Bond Subaccount(b)	JPMorgan Insurance Trust Diversified Equity Subaccount(b)	JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount(b)	JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount(b)	JPMorgan Insurance Trust Equity Index Subaccount(b)
OPERATIONS
Net investment income (loss)	$38	$(2)	$3	$14	$168	$(64)	$30	$474	$(19)
Net realized gain on sale of investments	9	35	5	23	(24)	163	71	84	120
Change in unrealized appreciation (depreciation) of investments	52	91	38	112	146	793	164	190	471

Net increase in net assets resulting from operations	99	124	46	149	290	892	265	748	572

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	221	262	152	108	537	199	242	296	68
Net transfer (to) from affiliate and subaccounts	419	221	404	111	2,161	(404)	115	(161)	(238)
Payments for redemptions	(138)	(78)	(7)	(285)	(926)	(545)	(226)	(421)	(393)
Maintenance fees	(2)	(3)	(1)	(1)	(9)	(1)	—	(1)	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	500	402	548	(67)	1,763	(751)	131	(287)	(563)

Total increase (decrease) in net assets	599	526	594	82	2,053	141	396	461	9
NET ASSETS
Beginning of period	486	494	128	1,593	9,942	6,575	2,721	5,058	4,480

End of period	$1,085	$1,020	$722	$1,675	$11,995	$6,716	$3,117	$5,519	$4,489

(b)

Effective May 1, 2006, name was changed from JPMorgan Investment Trust Balanced Subaccount, JPMorgan Investment Trust Bond Subaccount, JPMorgan Investment Trust Diversified Equity Subaccount, JPMorgan Investment Trust Mid Cap Growth Subaccount, JPMorgan Investment Trust Mid Cap Value Subaccount and JPMorgan Investment Trust Equity Index Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2006

(in thousands)

	JPMorgan Insurance Trust			Oppenheimer Variable Account Funds
	JPMorgan Insurance Trust Government Bond Subaccount(c)	JPMorgan Insurance Trust Intrepid Growth Subaccount(d)	JPMorgan Insurance Trust Intrepid Mid Cap Subaccount(c)	Oppenheimer Capital Appreciation Subaccount	Oppenheimer Global Securities Subaccount	Oppenheimer High Income Subaccount	Oppenheimer Main Street Subaccount	Oppenheimer Main Street Small Cap Subaccount	Oppenheimer Mid Cap Subaccount(e)	Oppenheimer Strategic Bond Subaccount
OPERATIONS
Net investment income (loss)	$352	$(41)	$354	$(6)	$94	$54	$(11)	$11	$(1)	$67
Net realized gain on sale of investments	(95)	32	19	17	69	(11)	32	52	6	(18)
Change in unrealized appreciation (depreciation) of investments	(115)	87	(116)	27	190	41	172	69	(6)	69

Net increase in net assets resulting from operations	142	78	257	38	353	84	193	132	(1)	118

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	214	42	409	157	1,007	242	623	574	60	640
Net transfer (to) from affiliate and subaccounts	(125)	108	(107)	93	158	336	525	180	(7)	(598)
Payments for redemptions	(927)	(198)	(155)	(11)	(118)	(105)	(98)	(30)	(9)	(182)
Maintenance fees	—	—	(1)	(1)	(3)	(1)	(7)	(3)	—	(3)
Premium Tax	—	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	(838)	(48)	146	238	1,044	472	1,043	721	44	(143)

Total increase (decrease) in net assets	(696)	30	403	276	1,397	556	1,236	853	43	(25)
NET ASSETS
Beginning of period	10,593	2,410	1,961	408	1,678	918	879	792	49	2,209

End of period	$9,897	$2,440	$2,364	$684	$3,075	$1,474	$2,115	$1,645	$92	$2,184

(c)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Government Bond Subaccount and JPMorgan Investment Trust Diversified Mid Cap Subaccount.

(d)	Effective December 8, 2006, name was changed from JPMorgan Insurance Trust Large Cap Growth Subaccount.

(e)	Effective May 1, 2006, name was changed from Oppenheimer Aggressive Growth Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	AIM Variable Insurance Funds				The Alger American Fund			American Century Variable Portfolios, Inc.
	AIM V.I. Financial Services Subaccount	AIM V.I. Global Health Care Subaccount(a)	AIM V.I. Global Real Estate Subaccount(i)	AIM V.I. Utilities Subaccount	Alger American Growth Subaccount	Alger American MidCap Growth Subaccount	Alger American Small Capitalization Subaccount	American Century VP Income & Growth Subaccount	American Century VP Large Company Value Subaccount(b)
OPERATIONS
Net investment income (loss)	$—	$(4)	$41	$31	$(4)	$16	$(6)	$(3)	$—
Net realized gain on sale of investments	7	16	57	16	16	45	4	14	—
Change in unrealized appreciation (depreciation) of investments	7	13	88	(33)	30	33	71	34	—

Net increase in net assets resulting from operations	14	25	186	14	42	94	69	45	—

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	84	230	1,245	1,043	312	885	850	993	8
Net transfer (to) from affiliate and subaccounts	(11)	57	(178)	992	41	12	278	334	14
Payments for redemptions	(1)	(3)	(8)	(1)	(38)	(43)	—	(18)	—
Maintenance fees	—	—	(1)	—	(1)	(2)	—	(6)	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	72	284	1,058	2,034	314	852	1,128	1,303	22

Total increase (decrease) in net assets	86	309	1,244	2,048	356	946	1,197	1,348	22
NET ASSETS
Beginning of period	41	126	412	3	254	455	84	410	—

End of period	$127	$435	$1,656	$2,051	$610	$1,401	$1,281	$1,758	$22

(a)	Effective July 1, 2005, name was changed from AIM V.I. Health Sciences.

(b)	For the period (commencement of operations): July 11, 2005 to December 31, 2005

(i)	Effective July 3, 2006, name was changed from AIM V.I. Real Estate Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	American Century Variable Portfolios, Inc.	Dreyfus Investment Portfolios		The Dreyfus Socially Responsible Growth Fund, Inc.	Dreyfus Variable Investment Fund	Fidelity Variable Insurance Products Fund
	American Century VP Value Subaccount	Dreyfus IP MidCap Stock Subaccount	Dreyfus IP Technology Growth Subaccount	Dreyfus Socially Responsible Growth Subaccount	Dreyfus VIF Money Market Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Index 500 Subaccount
OPERATIONS
Net investment income (loss)	$54	$(1)	$(1)	$(1)	$45	$(31)	$18	$(2)	$(7)
Net realized gain on sale of investments	(2)	5	—	1	—	27	19	11	13
Change in unrealized appreciation (depreciation) of investments	(16)	4	5	2	—	428	52	5	60

Net increase in net assets resulting from operations	36	8	4	2	45	424	89	14	66

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	495	197	75	113	2,921	2,914	1,173	123	1,380
Net transfer (to) from affiliate and subaccounts	14	(94)	29	(43)	(355)	472	(123)	(3)	431
Payments for redemptions	(4)	(3)	—	—	(171)	(38)	(16)	(4)	(15)
Maintenance fees	(1)	—	—	—	(2)	(4)	(3)	(1)	(6)
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	504	100	104	70	2,393	3,344	1,031	115	1,790

Total increase (decrease) in net assets	540	108	108	72	2,438	3,768	1,120	129	1,856
NET ASSETS
Beginning of period	437	48	27	25	2,237	960	584	115	515

End of period	$977	$156	$135	$97	$4,675	$4,728	$1,704	$244	$2,371

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	Fidelity Variable Insurance Products Fund	Franklin Templeton Variable Insurance Products Trust
	Fidelity VIP Mid Cap Subaccount(c)	Franklin Global Communications Securities Subaccount	Franklin Growth and Income Securities Subaccount(d)	Franklin Rising Dividends Securities Subaccount	Franklin Small Cap Value Securities Subaccount	Franklin Strategic Income Securities Subaccount	Franklin U.S. Government Subaccount	Franklin Zero Coupon 2010 Subaccount	Mutual Discovery Securities Subaccount
OPERATIONS
Net investment income (loss)	$—	$—	$—	$2	$—	$16	$30	$21	$(3)
Net realized gain on sale of investments	—	1	—	20	25	(1)	(12)	(5)	15
Change in unrealized appreciation (depreciation) of investments	1	6	—	21	66	(5)	(10)	(19)	101

Net increase in net assets resulting from operations	1	7	—	43	91	10	8	(3)	113

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	76	121	5	920	1,338	939	863	937	906
Net transfer (to) from affiliate and subaccounts	39	(50)	—	(231)	118	513	(159)	359	277
Payments for redemptions	—	—	—	(73)	(18)	(12)	(22)	(31)	(38)
Maintenance fees	—	—	—	(2)	(1)	(3)	(2)	(5)	(1)
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	115	71	5	614	1,437	1,437	680	1,260	1,144

Total increase (decrease) in net assets	116	78	5	657	1,528	1,447	688	1,257	1,257
NET ASSETS
Beginning of period	—	32	—	894	292	113	345	319	211

End of period	$116	$110	$5	$1,551	$1,820	$1,560	$1,033	$1,576	$1,468

(c)	For the period (commencement of operations): May 26, 2005 to December 31, 2005.

(d)	For the period (commencement of operations): May 31, 2005 to December 31, 2005.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	Franklin Templeton Variable Insurance Products Trust			JPMorgan Series Trust II			Janus Aspen Series
	Mutual Shares Securities Subaccount	Templeton Developing Markets Securities Subaccount	Templeton Global Asset Allocation Subaccount(e)	JPMorgan International Equity Subaccount	JPMorgan Mid Cap Value Subaccount	JPMorgan Small Company Subaccount	Janus Aspen Balanced Subaccount	Janus Aspen Large Cap Growth Subaccount(f)	Janus Aspen Mid Cap Growth Subaccount
OPERATIONS
Net investment income (loss)	$(1)	$(6)	$—	$(10)	$—	$92	$12	$—	$(2)
Net realized gain on sale of investments	1	40	—	32	28	8	3	—	15
Change in unrealized appreciation (depreciation) of investments	28	376	2	156	71	(60)	46	3	7

Net increase in net assets resulting from operations	28	410	2	178	99	40	61	3	20

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	187	2,344	65	1,454	1,328	568	668	46	66
Net transfer (to) from affiliate and subaccounts	41	770	21	(20)	160	220	365	2	14
Payments for redemptions	(2)	(3)	—	(22)	(25)	(33)	(9)	(1)	(5)
Maintenance fees	—	(1)	—	(8)	(3)	(1)	(2)	—	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	226	3,110	86	1,404	1,460	754	1,022	47	75

Total increase (decrease) in net assets	254	3,520	88	1,582	1,559	794	1,083	50	95
NET ASSETS
Beginning of period	155	286	—	482	467	554	185	29	134

End of period	$409	$3,806	$88	$2,064	$2,026	$1,348	$1,268	$79	$229

(e)	For the period (commencement of operations): May 31, 2005 to December 31, 2005.

(f)	Effective May 1, 2005, name was changed from Janus Aspen Growth.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	Janus Aspen Series			JPMorgan Insurance Trust
	Janus Aspen Mid Cap Value Subaccount	Janus Aspen Small Company Value Subaccount	Janus Aspen Worldwide Growth Subaccount	JPMorgan Insurance Trust Balanced Subaccount(g)(j)	JPMorgan Insurance Trust Core Bond Subaccount(g)(j)	JPMorgan Insurance Trust Diversified Equity Subaccount(g)(j)	JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount(g)(j)	JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount(g)(j)	JPMorgan Insurance Trust Equity Index Subaccount(g)(j)
OPERATIONS
Net investment income (loss)	$34	$(5)	$—	$10	$155	$(54)	$(44)	$258	$(21)
Net realized gain on sale of investments	(4)	14	2	26	85	131	92	158	99
Change in unrealized appreciation (depreciation) of investments	(1)	3	3	(27)	(198)	(22)	163	(87)	30

Net increase in net assets resulting from operations	29	12	5	9	42	55	211	329	108

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	390	418	80	148	819	838	264	644	292
Net transfer (to) from affiliate and subaccounts	5	(132)	(18)	361	3,321	1,569	590	975	1,277
Payments for redemptions	(1)	(16)	(1)	(100)	(699)	(426)	(172)	(321)	(301)
Maintenance fees	—	(1)	—	—	—	(2)	—	(1)	—
Premium Tax	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	394	269	61	409	3,441	1,979	682	1,297	1,268

Total increase (decrease) in net assets	423	281	66	418	3,483	2,034	893	1,626	1,376
NET ASSETS
Beginning of period	63	213	62	1,175	6,459	4,541	1,828	3,432	3,104

End of period	$486	$494	$128	$1,593	$9,942	$6,575	$2,721	$5,058	$4,480

(g)	Effective May 1, 2005, name was changed from One Group Investment Trust

(j)

Effective May 1, 2006, name was changed from JPMorgan Investment Trust Balanced Subaccount, JPMorgan Investment Trust Bond Subaccount, JPMorgan Investment Trust Diversified Equity Subaccount, JPMorgan Investment Trust Mid Cap Growth Subaccount, JPMorgan Investment Trust Mid Cap Value Subaccount and JPMorgan Investment Trust Equity Index Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS—(Continued)

December 31, 2005

(in thousands)

	JPMorgan Insurance Trust			Oppenheimer Variable Account Funds
	JPMorgan Insurance Trust Government Bond Subaccount(h)(k)	JPMorgan Insurance Trust Intrepid Growth Subaccount(h)(l)	JPMorgan Insurance Trust Intrepid Mid Cap Subaccount(h)(k)	Oppenheimer Capital Appreciation Subaccount	Oppenheimer Global Securities Subaccount	Oppenheimer High Income Subaccount	Oppenheimer Main Street Subaccount	Oppenheimer Main Steet Small Cap Subaccount	Oppenheimer Mid Cap Subaccount(m)	Oppenheimer Strategic Bond Subaccount
OPERATIONS
Net investment income (loss)	$215	$(28)	$14	$(3)	$(9)	$29	$(4)	$4	$(1)	$8
Net realized gain on sale of investments	105	38	70	7	28	(1)	2	25	2	—
Change in unrealized appreciation (depreciation) of investments	(233)	78	118	13	152	(22)	27	33	—	10

Net increase in net assets resulting from operations	87	88	202	17	171	6	25	62	1	18

CONTRACT OWNERS’ TRANSACTIONS
Proceeds from sales	1,151	156	504	200	895	498	469	517	60	1,294
Net transfer (to) from affiliate and subaccounts	3,642	635	302	3	153	(26)	314	(135)	(50)	591
Payments for redemptions	(702)	(161)	(100)	(30)	(16)	(26)	(4)	(36)	(2)	(6)
Maintenance fees	—	—	—	(1)	(1)	(1)	(2)	(1)	—	(5)
Premium Tax	—	—	—	—	—	—	—	—	—	—
Annuity payout reserve adjustment	—	—	—	—	—	—	—	—	—	—

Net increase (decrease) from contract owners’ transactions	4,091	630	706	172	1,031	445	777	345	8	1,874

Total increase (decrease) in net assets	4,178	718	908	189	1,202	451	802	407	9	1,892
NET ASSETS
Beginning of period	6,415	1,692	1,053	219	476	467	77	385	40	317

End of period	$10,593	$2,410	$1,961	$408	$1,678	$918	$879	$792	$49	$2,209

(h)	Effective May 1, 2005, name was changed from One Group Investment Trust

(k)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Government Bond Subaccount and JPMorgan Investment Trust Diversified Mid Cap Subaccount.

(l)	Effective December 8, 2006, name was changed from JPMorgan Insurance Trust Large Cap Growth.

(m)	Effective May 1, 2006, name was changed from Oppenheimer Aggressive Growth Subaccount.

See accompanying notes to financial statements

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

(1) Organization

Chase Variable Annuity Separate Account (the “Separate Account”) is a unit investment trust registered under the Investment Company Act of 1940, as amended, established by Chase Insurance Life and Annuity Company (“CILAAC”). On July 3, 2006, Protective Life Insurance Company (PLICO), a Tennessee corporation, purchased CILAAC from JPMorgan Chase & Co. and CILAAC became a wholly-owned subsidiary of PLICO. Effective April 1, 2007, CILAAC will merge with and into its direct parent, PLICO. As a result of this merger, PLICO will remain as the surviving legal entity. Variable annuity contracts of CILAAC will be contracts of PLICO, which will service and maintain those contracts in accordance with their terms. The merger encompasses both the general and separate account balances. In conjunction with the merger of CILAAC and PLICO, the Separate Account will change its name to Protective Acquired Variable Annuity Separate Account. PLICO has reinsured 100% of the variable annuity of CILAAC to Commonwealth Annuity and Life Insurance Company, a subsidiary of The Goldman Sachs Group Inc., formerly known as Allmerica Financial Life and Annuity Company. The benefits and provisions of the variable annuity contracts are not changed by these transactions.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from CILAAC’s other assets and liabilities. The portion of the Separate Account’s assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business CILAAC may conduct.

The Separate Account is used to fund contracts or certificates (collectively referred to as “Contracts”) for Chase Advantage III periodic payment variable annuity contracts (“Chase Advantage III”), Chase Preferred Plus flexible premium fixed and variable deferred annuity contracts (“Chase Preferred Plus”) and The One Variable Annuity individual flexible premium fixed and variable deferred annuity contracts (“The One Variable Annuity”). The Separate Account is divided into a total of fifty-five subaccounts with various subaccount options available to contract owners depending upon their respective Contracts. During the year ended December 31, 2006, assets were invested in all fifty-five subaccounts.

The Chase Advantage III contracts have fifty-five subaccount options available to contract owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the AIM Variable Insurance Funds, The Alger American Fund, the American Century Variable Portfolios, Inc., the Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., the Dreyfus Variable Investment Fund, the Fidelity Variable Insurance Products Fund, the Franklin Templeton Variable Insurance Products Trust, the JPMorgan Series Trust II, the Janus Aspen Series, the JPMorgan Insurance Trust and the Oppenheimer Variable Account Funds, all of which are open-end, diversified management investment companies.

The One Variable Annuity contracts have ten subaccount options available to the contract owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the Dreyfus Variable Investment Fund and JPMorgan Insurance Trust, which are both open-end, diversified management investment companies.

The Chase Preferred Plus contracts have fifty-five subaccount options available to the contract owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the AIM Variable Insurance Funds, The Alger American Fund, the American Century Variable Portfolios, Inc., the Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., the Dreyfus Variable Investment Fund, the Fidelity Variable Insurance Products Fund, the Franklin Templeton Variable Insurance Products Trust, the JPMorgan Series Trust II, the Janus Aspen Series, the JPMorgan Insurance Trust and the Oppenheimer Variable Account Funds, all of which are open-end, diversified management investment companies.

See respective contract Prospectus of each product for further description and benefits.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(2) Significant Accounting Policies

Investments

Investments are made in the various portfolios in accordance with selections made by the contract owners. Such investments are made at the net asset value per share, reported by the respective portfolios.

Security transactions

Security transactions are generally accounted for on the trade date (date the order to buy or sell is executed). Dividend income, which includes capital gain distributions, is recorded as income on the ex-dividend date. Realized gains and losses from sales of investment shares are generally reported on a first in, first out (FIFO) cost basis.

Accumulation unit valuation

On each day the New York Stock Exchange (the “Exchange”) is open for trading, the accumulation unit value is determined as of the earlier of 3:00 p.m. (CST) or the close of the Exchange by dividing the total value of each subaccount’s investments and other assets, less liabilities, by the number of accumulation units outstanding in the respective subaccount.

Federal income taxes

The operations of the Separate Account are included in the federal income tax return of CILAAC. Under existing federal income tax law, investment income and realized capital gains and losses of the Separate Account affect liabilities under the contracts and are, therefore, not taxed. Thus, the Separate Account may realize net investment income and capital gains and losses without federal income tax consequences.

Net transfers (to) from affiliate or subaccounts

Contract Owners may allocate some or all of gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of Chase Insurance’s General Account. Transfers to/from other portfolios, included in the statement of changes in net assets, include transfers between the individual subaccounts and between the subaccounts and the Guaranteed Account.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements.

Annuity Payouts

Net assets allocated to contracts in the annuity payout (period) are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 2.5 percent unless the annuitant elects otherwise, in which case the rate may vary from 2.5 percent to 7.75 percent, as regulated by the laws of respective states. The mortality risk is fully borne by CILAAC and may result in additional amounts being transferred into the variable annuity account by CILAAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(3) Purchases and Sales of Investments

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006, are as follows (in thousands):

	Purchases	Sales
AIM Variable Insurance Funds:
AIM V.I. Financials Services Subaccount	$45	$33
AIM V.I. Global Health Care Subaccount	656	435
AIM V.I. Global Real Estate Subaccount	2,690	878
AIM V.I. Utilities Subaccount	820	1,610

The Alger American Fund:
Alger American Growth Subaccount	361	381
Alger American MidCap Growth Subaccount	1,344	500
Alger American Small Capitalization Subaccount	1,371	732

American Century Variable Portfolios, Inc.:
American Century VP Income & Growth Subaccount	1,182	381
American Century VP Large Company Value Subaccount	212	20
American Century VP Value Subaccount	853	283

Dreyfus Investment Portfolios:
Dreyfus IP MidCap Stock Subaccount	176	52
Dreyfus IP Technology Growth Subaccount	2,499	337

The Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Subaccount	46	38

Dreyfus Variable Investment Fund:
Dreyfus VIF Money Market Subaccount	12,394	9,818

Fidelity Variable Insurance Products Fund:
Fidelity VIP Contrafund Subaccount	4,087	1,230
Fidelity VIP Equity Income Subaccount	1,703	344
Fidelity VIP Growth Subaccount	382	228
Fidelity VIP Index 500 Subaccount	1,633	623
Fidelity VIP Mid Cap Subaccount	944	310

Franklin Templeton Variable Insurance Products Trust:
Franklin Global Communications Securities Subaccount	534	212
Franklin Growth and Income Securities Subaccount	88	1
Franklin Rising Dividends Securities Subaccount	1,106	312
Franklin Small Cap Value Securities Subaccount	1,321	734
Franklin Strategic Income Securities Subaccount	1,076	1,002
Franklin U.S. Government Subaccount	323	567
Franklin Zero Coupon 2010 Subaccount	1,023	414
Mutual Discovery Securities Subaccount	1,588	300
Mutual Shares Securities Subaccount	929	63
Templeton Developing Markets Securities Subaccount	3,131	3,654
Templeton Global Asset Allocation Subaccount	106	28

JPMorgan Series Trust II:
JPMorgan International Equity Subaccount	1,721	771
JPMorgan Mid Cap Value Subaccount	828	1,224
JPMorgan Small Company Subaccount	545	467

Janus Aspen Series:
Janus Aspen Balanced Subaccount	973	403
Janus Aspen Large Cap Growth Subaccount	33	26

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(3) Purchases and Sales of Investments (continued)

	Purchases	Sales
Janus Aspen Mid Cap Growth Subaccount	$309	$203
Janus Aspen Mid Cap Value Subaccount	935	397
Janus Aspen Small Company Value Subaccount	647	247
Janus Aspen Worldwide Growth Subaccount	616	66

JPMorgan Insurance Trust:
JPMorgan Insurance Trust Balanced Subaccount	345	399
JPMorgan Insurance Trust Core Bond Subaccount	3,387	1,456
JPMorgan Insurance Trust Diversified Equity Subaccount	318	1,133
JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount	501	340
JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount	1,125	938
JPMorgan Insurance Trust Equity Index Subaccount	119	700
JPMorgan Insurance Trust Government Bond Subaccount	1,452	1,938
JPMorgan Insurance Trust Intrepid Growth Subaccount	147	235
JPMorgan Insurance Trust Intrepid Mid Cap Subaccount	907	407

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Subaccount	436	203
Oppenheimer Global Securities Subaccount	1,561	422
Oppenheimer High Income Subaccount	764	237
Oppenheimer Main Street Subaccount	1,339	307
Oppenheimer Main Street Small Cap Subaccount	1,093	361
Oppenheimer MidCap Subaccount	110	68
Oppenheimer Strategic Bond Subaccount	1,308	1,383

(4) Expenses and Related Party Transactions

CILAAC assumes mortality risks associated with the annuity contracts as benefits paid to the contract owner or beneficiary may exceed contract value. CILAAC also incurs all expenses involving administration and maintenance of the contracts, which may exceed charges assessed. In return, CILAAC assesses that portion of each subaccount representing assets under the following contracts with a daily asset charge for mortality and expense risk and administrative costs:

Chase Advantage III periodic payment contracts an aggregate of one and three-tenths percent (1.30%) per annum.

Chase Preferred Plus flexible payment contracts an aggregate of one and one-half percent (1.50%) per annum.

The One Variable Annuity flexible payment contracts an aggregate of one and eighty-five tenths percent (1.85%) per annum.

CILAAC assesses Chase Advantage III and Chase Preferred Plus contracts participating in one or more of the subaccounts a records maintenance charge of $7.50 quarterly for contracts with contract value under $25,000 and $3.75 quarterly for contracts with contract value between $25,000 and $50,000. The records maintenance charge for Chase Advantage III and Chase Preferred Plus contracts are waived for all individual contracts whose investment value exceeds $50,000 on the date of assessment.

Proceeds payable on the redemption of units are reduced by the amount of any applicable contingent deferred sales charge due to CILAAC.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(4) Expenses and Related Party Transactions (continued)

Investors Brokerage Services, Inc., a wholly-owned subsidiary of PLICO, is the principal underwriter for the Separate Account. PMG Asset Management, a wholly-owned subsidiary of PLICO, provides a discretionary asset allocation service under its Managed Investment Advisory Account. PMG Securities Corporation, a wholly owned subsidiary of PLICO, provides common remitter service for premium allocation for group business under CILAAC and Kemper Investors Life Insurance Company.

(5) Changes in Units Outstanding

The change in units outstanding for the years ended December 31, 2006 and 2005 were as follows (in thousands):

	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:
AIM V.I. Financial Services Subaccount
2006	3	2	1
2005	13	7	6
AIM V.I. Global Health Care Subaccount
2006	50	34	16
2005	31	8	23
AIM V.I. Global Real Estate Subaccount
2006	127	58	69
2005	107	46	61
AIM V.I. Utilities Subaccount
2006	47	97	(50)
2005	164	39	125

The Alger American Fund:
Alger American Growth Subaccount
2006	10	11	(1)
2005	10	3	7
Alger American MidCap Growth Subaccount
2006	35	18	17
2005	39	12	27
Alger American Small Capitalization Subaccount
2006	61	38	23
2005	54	4	50

American Century Variable Portfolios, Inc. :
American Century VP Income & Growth Subaccount
2006	172	70	102
2005	243	63	180
American Century VP Large Company Value
2006	21	4	17
2005	2	0	2
American Century VP Value Subaccount
2006	81	35	46
2005	79	24	55

Dreyfus Investment Portfolios:
Dreyfus IP MidCap Stock Subaccount
2006	11	5	6
2005	21	14	7

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(5) Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
Dreyfus Investment Portfolios (continued):
Dreyfus IP Technology Growth Subaccount
2006	249	33	216
2005	27	17	10

The Dreyfus Socially Responsible Growth Fund, Inc:
The Dreyfus Socially Responsible Growth Subaccount
2006	2	2	0
2005	5	2	3

Dreyfus Variable Investment Fund:
Dreyfus VIF Money Market Subaccount
2006	1,602	1,366	236
2005	514	274	240

Fidelity Variable Insurance Products Fund:
Fidelity VIP Contrafund Subaccount
2006	128	62	66
2005	135	20	115
Fidelity VIP Equity Income Subaccount
2006	46	16	30
2005	58	23	35
Fidelity VIP Growth Subaccount
2006	11	7	4
2005	7	4	3
Fidelity VIP Index 500 Subaccount
2006	13	6	7
2005	17	4	13
Fidelity VIP Mid Cap Subaccount
2006	74	27	47
2005	10	0	10

Franklin Templeton Variable Insurance Products Trust:
Franklin Global Communications Securities Subaccount
2006	39	18	21
2005	17	12	5
Franklin Growth and Income Securities Subaccount
2006	8	0	8
2005	1	0	1
Franklin Rising Dividends Securities Subaccount
2006	85	32	53
2005	95	48	47
Franklin Small Cap Value Securities Subaccount
2006	83	56	27
2005	114	27	87
Franklin Strategic Income Securities Subaccount
2006	100	98	2
2005	149	27	122
Franklin U.S. Government Subaccount
2006	35	61	(26)
2005	143	77	66

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(5) Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust (continued):
Franklin Zero Coupon 2010 Subaccount
2006	109	53	56
2005	172	49	123
Mutual Discovery Securities Subaccount
2006	91	25	66
2005	91	17	74
Mutual Shares Securities Subaccount
2006	58	5	53
2005	17	0	17
Templeton Developing Markets Securities Subaccount
2006	162	193	(31)
2005	207	52	155
Templeton Global Asset Allocation Subaccount
2006	8	3	5
2005	10	2	8

JPMorgan Series Trust II:
JPMorgan International Equity Subaccount
2006	104	53	51
2005	148	56	92
JPMorgan Mid Cap Value Subaccount
2006	56	82	(26)
2005	125	29	96
JPMorgan Small Company Subaccount
2006	38	35	3
2005	61	16	45

Janus Aspen Series:
Janus Aspen Balanced Subaccount
2006	35	17	18
2005	49	9	40
Janus Aspen Large Cap Growth Subaccount
2006	2	1	1
2005	3	0	3
Janus Aspen Mid Cap Growth Subaccount
2006	11	8	3
2005	7	4	3
Janus Aspen Mid Cap Value Subaccount
2006	55	27	28
2005	42	17	25
Janus Aspen Small Company Value Subaccount
2006	40	18	22
2005	40	23	17
Janus Aspen Worldwide Growth Subaccount
2006	21	3	18
2005	5	2	3

JPMorgan Insurance Trust:
JPMorgan Insurance Trust Balanced Subaccount
2006	32	38	(6)
2005	66	68	(2)

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(5) Changes in Units Outstanding (continued)

	Units Issued	Units Redeemed	Net Increase (Decrease)
JPMorgan Insurance Trust (continued):
JPMorgan Insurance Trust Core Bond Subaccount
2006	319	148	171
2005	451	423	28
JPMorgan Insurance Trust Diversified Equity Subaccount
2006	33	99	(66)
2005	306	273	33
JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount
2006	39	29	10
2005	109	105	4
JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount
2006	51	73	(22)
2005	202	188	14
JPMorgan Insurance Trust Equity Index Subaccount
2006	11	59	(48)
2005	167	158	9
JPMorgan Insurance Trust Government Bond Subaccount
2006	105	188	(83)
2005	550	461	89
JPMorgan Insurance Trust Intrepid Growth Subaccount
2006	16	21	(5)
2005	90	86	4
JPMorgan Insurance Trust Intrepid Mid Cap Subaccount
2006	43	32	11
2005	88	49	39

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Subaccount
2006	37	20	17
2005	28	14	14
Oppenheimer Global Securities Subaccount
2006	86	34	52
2005	81	19	62
Oppenheimer High Income Subaccount
2006	64	26	38
2005	80	42	38
Oppenheimer Main Street Subaccount
2006	108	35	73
2005	67	8	59
Oppenheimer Main Street Small Cap Subaccount
2006	64	26	38
2005	41	19	22
Oppenheimer MidCap Subaccount
2006	7	5	2
2005	5	5	0
Oppenheimer Strategic Bond Subaccount
2006	132	144	(12)
2005	203	41	162

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights

A summary of the units outstanding, unit fair values, net assets for variable annuity contracts, net investment income ratios, the expense ratios, excluding expenses of the underlying funds, and total returns for each of the three years in the period ended December 31, 2006, follows.

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest
AIM Variable Insurance Funds:
AIM V.I. Financial Services Subaccount
2006	10	$14.088	$15.768	$157	2.11%	1.30%	1.85%	14.33%	14.95%
2005	9	12.304	13.717	127	2.38%	1.30%	1.85%	3.99%	4.55%
2004(e)	3	13.001	13.119	41	N/A	1.30%	1.85%	6.70%	7.28%
AIM V.I. Global Health Care Subaccount(q)
2006	49	12.962	13.956	675	N/A	1.30%	1.85%	3.33%	3.89%
2005	33	12.526	13.434	435	N/A	1.30%	1.85%	6.19%	6.76%
2004(e)	10	12.469	12.583	126	N/A	1.30%	1.85%	5.61%	6.19%
AIM V.I. Global Real Estate Subaccount(s)
2006	153	24.220	28.017	4,234	5.94%	1.30%	1.85%	40.02%	40.78%
2005	84	17.272	19.902	1,656	5.61%	1.30%	1.85%	12.17%	12.77%
2004(e)	23	17.489	17.647	412	15.38%	1.30%	1.85%	34.10%	34.83%
AIM V.I. Utilities Subaccount
2006	75	19.159	20.402	1,522	4.70%	1.30%	1.85%	23.19%	23.86%
2005	125	15.529	16.472	2,051	4.09%	1.30%	1.85%	14.72%	15.34%
2004(e)	0	14.153	14.281	3	N/A	1.30%	1.85%	21.31%	21.97%

The Alger American Fund:
Alger American Growth Subaccount
2006	13	42.338	54.536	611	0.16%	1.30%	1.85%	3.24%	3.80%
2005	14	41.008	52.538	610	0.23%	1.30%	1.85%	10.00%	10.60%
2004(f)	7	37.278	47.502	254	N/A	1.30%	1.85%	3.58%	4.14%
Alger American MidCap Growth Subaccount
2006	58	36.775	37.722	2,150	13.69%	1.30%	1.85%	8.15%	8.73%
2005	41	34.006	34.693	1,401	3.13%	1.30%	1.85%	7.84%	8.42%
2004(f)	14	31.535	31.999	455	N/A	1.30%	1.85%	10.99%	11.59%
Alger American Small Capitalization Subaccount
2006	77	25.657	50.331	2,203	N/A	1.30%	1.85%	17.84%	18.48%
2005	54	21.772	42.481	1,281	N/A	1.30%	1.85%	14.76%	15.39%
2004(f)	4	18.971	36.816	84	N/A	1.30%	1.85%	14.44%	15.07%

American Century Variable Portfolios, Inc.:
American Century VP Income & Growth Subaccount
2006	339	8.416	8.570	2,899	1.55%	1.30%	1.85%	14.97%	15.59%
2005	237	7.306	7.428	1,758	1.11%	1.30%	1.85%	2.74%	3.29%
2004(g)	57	7.097	7.206	410	N/A	1.30%	1.85%	10.93%	11.54%
American Century VP Large Company Value Subaccount
2006	19	12.523	12.637	233	N/A	1.30%	1.85%	17.81%	18.45%
2005(r)	2	10.630	10.669	22	N/A	1.30%	1.85%	2.93%	3.49%
2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Century VP Value Subaccount
2006	149	10.780	11.534	1,642	7.56%	1.30%	1.85%	16.50%	17.13%
2005	103	9.252	9.847	977	9.19%	1.30%	1.85%	3.13%	3.69%
2004(g)	48	8.971	9.496	437	N/A	1.30%	1.85%	12.25%	12.86%

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest

Dreyfus Investment Portfolios:
Dreyfus I.P. MidCap Stock Subaccount
2006	16	$14.219	$16.260	$270	13.15%	1.30%	1.85%	5.72%	6.30%
2005	10	13.429	15.296	156	N/A	1.30%	1.85%	6.96%	7.54%
2004(h)	3	14.096	14.224	48	16.67%	1.30%	1.85%	12.15%	12.76%
Dreyfus I.P. Technology Growth Subaccount
2006	229	10.388	10.560	2,400	N/A	1.30%	1.85%	2.15%	2.70%
2005	13	10.170	10.282	135	N/A	1.30%	1.85%	1.61%	2.16%
2004(h)	3	10.009	10.065	27	N/A	1.30%	1.85%	-1.60%	-1.07%

The Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Subaccount
2006	4	25.908	27.139	114	N/A	1.30%	1.85%	7.22%	7.80%
2005	4	24.163	25.174	97	N/A	1.30%	1.85%	1.74%	2.29%
2004(h)	1	23.750	24.611	25	N/A	1.30%	1.85%	4.28%	4.84%

Dreyfus Variable Investment Fund:
Dreyfus VIF Money Market Subaccount
2006	702	10.224	10.401	7,254	6.24%	1.30%	1.85%	2.71%	3.26%
2005	466	9.955	10.072	4,675	2.78%	1.30%	1.85%	0.81%	1.36%
2004(h)	226	9.874	9.937	2,237	2.86%	1.30%	1.85%	-1.05%	-0.52%

Fidelity Variable Insurance Products Fund:
Fidelity VIP Contrafund Subaccount
2006	216	31.912	41.644	7,615	10.79%	1.30%	1.85%	9.69%	10.29%
2005	150	29.092	37.760	4,728	0.14%	1.30%	1.85%	14.82%	15.44%
2004(i)	35	25.337	32.709	960	N/A	1.30%	1.85%	13.37%	13.99%
Fidelity VIP Equity Income Subaccount
2006	85	31.535	44.101	3,125	15.53%	1.30%	1.85%	18.02%	18.66%
2005	55	26.721	37.167	1,704	3.15%	1.30%	1.85%	3.95%	4.51%
2004(i)	20	25.706	35.563	584	N/A	1.30%	1.85%	9.50%	10.09%
Fidelity VIP Growth Subaccount
2006	11	32.910	51.090	421	0.30%	1.30%	1.85%	4.91%	5.48%
2005	7	31.368	48.434	244	0.56%	1.30%	1.85%	3.88%	4.44%
2004(i)	4	30.196	46.373	115	N/A	1.30%	1.85%	1.50%	2.05%
Fidelity VIP Index 500 Subaccount
2006	24	154.503	170.206	3,796	1.20%	1.30%	1.85%	13.35%	14.25%
2005	17	136.310	148.980	2,371	0.76%	1.30%	1.85%	2.66%	3.48%
2004(i)	4	132.776	143.966	515	N/A	1.30%	1.85%	8.33%	9.19%
Fidelity VIP Mid Cap Subaccount
2006	57	13.405	13.526	763	2.96%	1.30%	1.85%	10.66%	11.26%
2005(r)	10	12.114	12.158	116	N/A	1.30%	1.85%	16.16%	16.79%
2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest

Franklin Templeton Variable Insurance Products Trust:
Franklin Global Communications Securities Subaccount
2006	29	$16.089	$16.356	$473	0.34%	1.30%	1.85%	22.30%	22.97%
2005	8	13.155	13.301	110	N/A	1.30%	1.85%	13.69%	14.31%
2004(j)	3	11.571	11.636	32	N/A	1.30%	1.85%	12.09%	12.70%
Franklin Growth and Income Securities Subaccount
2006	9	11.962	12.071	97	1.96%	1.30%	1.85%	14.64%	15.26%
2005(r)	1	10.434	10.472	5	N/A	1.30%	1.85%	1.64%	2.19%
2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Franklin Rising Dividends Securities Subaccount
2006	168	14.011	15.755	2,634	1.43%	1.30%	1.85%	15.00%	15.62%
2005	115	12.165	13.626	1,551	1.72%	1.30%	1.85%	1.55%	2.10%
2004(j)	68	13.225	13.345	894	N/A	1.30%	1.85%	8.98%	9.57%
Franklin Small Cap Value Securities Subaccount
2006	132	17.293	20.029	2,650	4.16%	1.30%	1.85%	14.86%	15.48%
2005	105	15.034	17.344	1,820	1.42%	1.30%	1.85%	6.80%	7.37%
2004(j)	18	16.007	16.152	292	N/A	1.30%	1.85%	21.49%	22.15%
Franklin Strategic Income Securities Subaccount
2006	134	12.396	12.645	1,688	4.50%	1.30%	1.85%	6.28%	6.86%
2005	132	11.663	11.833	1,560	2.99%	1.30%	1.85%	-0.38%	0.16%
2004(j)	10	11.708	11.814	113	N/A	1.30%	1.85%	7.80%	8.38%
Franklin U.S. Government Subaccount
2006	74	10.395	10.671	786	3.74%	1.30%	1.85%	2.13%	2.69%
2005	100	10.178	10.412	1,033	6.24%	1.30%	1.85%	0.55%	1.09%
2004(j)	34	10.122	10.214	345	2.33%	1.30%	1.85%	1.59%	2.14%
Franklin Zero Coupon 2010 Subaccount
2006	210	10.201	10.596	2,167	3.53%	1.30%	1.85%	0.54%	1.08%
2005	154	10.146	10.503	1,576	3.59%	1.30%	1.85%	-0.51%	0.03%
2004(j)	31	10.199	10.291	319	N/A	1.30%	1.85%	2.55%	3.11%
Mutual Discovery Securities Subaccount
2006	155	18.158	20.127	3,117	4.54%	1.30%	1.85%	20.83%	21.48%
2005	89	15.006	16.568	1,468	0.83%	1.30%	1.85%	13.87%	14.48%
2004(j)	15	14.342	14.472	211	N/A	1.30%	1.85%	16.04%	16.67%
Mutual Shares Securities Subaccount
2006	82	15.558	17.014	1,367	2.93%	1.30%	1.85%	16.24%	16.87%
2005	29	13.365	14.559	409	1.06%	1.30%	1.85%	8.55%	9.14%
2004(j)	12	13.220	13.340	155	N/A	1.30%	1.85%	10.58%	11.18%
Templeton Developing Markets Securities Subaccount
2006	140	23.841	28.372	3,961	0.77%	1.30%	1.85%	25.77%	26.45%
2005	171	18.928	22.437	3,806	0.68%	1.30%	1.85%	25.12%	25.80%
2004(j)	16	17.676	17.836	286	N/A	1.30%	1.85%	22.44%	23.11%
Templeton Global Asset Allocation Subaccount
2006	13	12.504	12.617	177	4.91%	1.30%	1.85%	18.92%	19.56%
2005(r)	8	10.515	10.553	88	N/A	1.30%	1.85%	1.67%	2.22%
2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest

JPMorgan Series Trust II:
JPMorgan International Equity Subaccount
2006	174	$17.848	$20.414	$3,527	0.89%	1.30%	1.85%	19.83%	20.48%
2005	123	14.873	16.945	2,064	0.71%	1.30%	1.85%	8.69%	9.28%
2004(k)	31	15.367	15.506	482	N/A	1.30%	1.85%	16.22. %	16.85%
JPMorgan Mid Cap Value Subaccount
2006	102	16.236	18.313	1,861	3.45%	1.30%	1.85%	14.72%	15.34%
2005	128	14.131	15.877	2,026	1.52%	1.30%	1.85%	7.23%	7.81%
2004(k)	32	14.593	14.726	467	N/A	1.30%	1.85%	18.85%	19.50%
JPMorgan Small Company Subaccount
2006	80	19.222	20.359	1,592	2.79%	1.30%	1.85%	12.92%	13.53%
2005	77	17.022	17.932	1,348	11.15%	1.30%	1.85%	1.54%	2.09%
2004(k)	32	16.764	17.565	554	N/A	1.30%	1.85%	24.85%	25.53%

Janus Aspen Series:
Janus Aspen Balanced Subaccount
2006	65	28.945	35.331	1,975	2.28%	1.30%	1.85%	8.71%	9.30%
2005	47	26.625	32.325	1,268	2.75%	1.30%	1.85%	5.99%	6.57%
2004(l)	7	25.119	30.332	185	13.04%	1.30%	1.85%	6.55%	7.13%
Janus Aspen Large Cap Growth Subaccount(o)
2006	5	21.136	25.416	95	N/A	1.30%	1.85%	9.36%	9.95%
2005	4	19.327	23.116	79	N/A	1.30%	1.85%	2.40%	2.95%
2004(l)	1	18.874	22.453	29	N/A	1.30%	1.85%	2.62%	3.17%
Janus Aspen Mid Cap Growth Subaccount
2006	11	29.750	33.839	370	N/A	1.30%	1.85%	11.55%	12.16%
2005	8	26.669	30.171	229	N/A	1.30%	1.85%	10.27%	10.87%
2004(l)	5	24.185	27.213	134	N/A	1.30%	1.85%	18.54%	19.19%
Janus Aspen Mid Cap Value Subaccount
2006	57	16.407	19.206	1,085	6.37%	1.30%	1.85%	12.98%	13.59%
2005	29	14.501	16.908	486	13.84%	1.30%	1.85%	8.01%	8.60%
2004(l)	4	15.430	15.570	63	N/A	1.30%	1.85%	15.65%	16.28%
Janus Aspen Small Company Value Subaccount
2006	53	15.736	19.248	1,020	1.06%	1.30%	1.85%	19.66%	20.31%
2005	31	13.131	15.999	494	N/A	1.30%	1.85%	1.56%	2.10%
2004(l)	14	15.528	15.669	213	14.81%	1.30%	1.85%	15.93%	16.56%
Janus Aspen Worldwide Growth Subaccount
2006	23	31.347	35.140	722	1.41%	1.30%	1.85%	16.06%	16.69%
2005	5	27.009	30.114	128	2.11%	1.30%	1.85%	3.95%	4.51%
2004(l)	2	25.983	28.814	62	N/A	1.30%	1.85%	2.87%	3.43%

JPMorgan Insurance Trust(p)(t):
JPMorgan Insurance Trust Balanced Subaccount
2006	147	11.292	11.711	1,675	2.69%	1.30%	1.85%	8.97%	9.56%
2005	153	10.363	10.689	1,593	2.25%	1.30%	1.85%	0.64%	1.19%
2004(m)	155	10.297	10.563	1,175	N/A	1.30%	1.85%	3.93%	4.50%
JPMorgan Insurance Trust Core Bond Subaccount(u)
2006	1,145	10.435	10.649	11,995	3.31%	1.30%	1.85%	2.25%	2.80%
2005	974	10.206	10.359	9,942	3.24%	1.30%	1.85%	0.53%	1.08%
2004(m)	946	10.151	10.248	6,459	N/A	1.30%	1.85%	2.22%	2.78%

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest
JPMorgan Insurance Trust (continued)(p)(t):
JPMorgan Insurance Trust Diversified Equity Subaccount
2006	561	$11.926	$12.498	$6,716	0.86%	1.30%	1.85%	14.04%	14.66%
2005	627	10.458	10.900	6,575	0.81%	1.30%	1.85%	0.47%	1.02%
2004(m)	594	10.408	10.790	4,541	N/A	1.30%	1.85%	5.30%	5.88%
JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount(v)
2006	241	12.875	13.548	3,117	2.81%	1.30%	1.85%	9.37%	9.96%
2005	231	11.771	12.320	2,721	N/A	1.30%	1.85%	9.08%	9.67%
2004(m)	227	10.791	11.234	1,828	N/A	1.30%	1.85%	10.55%	11.15%
JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount(w)
2006	399	13.716	14.414	5,519	10.80%	1.30%	1.85%	14.61%	15.23%
2005	421	11.967	12.509	5,058	7.10%	1.30%	1.85%	7.77%	8.35%
2004(m)	407	11.105	11.545	3,432	N/A	1.30%	1.85%	13.36%	13.97%
JPMorgan Insurance Trust Equity Index Subaccount
2006	361	12.394	13.061	4,489	1.43%	1.30%	1.85%	13.33%	13.94%
2005	409	10.936	11.462	4,480	1.19%	1.30%	1.85%	2.56%	3.12%
2004(m)	400	10.662	11.116	3,104	N/A	1.30%	1.85%	8.75%	9.34%
JPMorgan Insurance Trust Government Bond Subaccount
2006	942	10.491	10.696	9,897	5.21%	1.30%	1.85%	1.60%	2.15%
2005	1,025	10.326	10.471	10,593	3.79%	1.30%	1.85%	1.22%	1.77%
2004(m)	936	10.202	10.289	6,415	N/A	1.30%	1.85%	2.72%	3.28%
JPMorgan Insurance Trust Intrepid Growth Subaccount(x)
2006	220	11.092	11.543	2,440	0.08%	1.30%	1.85%	3.46%	4.02%
2005	225	10.720	11.096	2,410	0.42%	1.30%	1.85%	3.15%	3.71%
2004(m)	221	10.393	10.699	1,692	N/A	1.30%	1.85%	5.41%	5.99%
JPMorgan Insurance Trust Intrepid Mid Cap Subaccount(y)
2006	163	14.328	14.894	2,364	18.08%	1.30%	1.85%	12.05%	12.66%
2005	152	12.787	13.221	1,961	2.49%	1.30%	1.85%	14.98%	15.60%
2004(m)	113	11.121	11.437	1,053	N/A	1.30%	1.85%	12.25%	12.86%

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Subaccount
2006	48	12.654	14.272	684	0.18%	1.30%	1.85%	5.73%	6.30%
2005	31	11.951	13.426	408	0.64%	1.30%	1.85%	2.96%	3.52%
2004(n)	17	12.853	12.969	219	N/A	1.30%	1.85%	4.68%	5.24%
Oppenheimer Global Securities Subaccount
2006	143	18.166	21.673	3,075	5.39%	1.30%	1.85%	15.24%	15.86%
2005	91	15.741	18.706	1,678	0.56%	1.30%	1.85%	11.99%	12.60%
2004(n)	29	16.463	16.613	476	N/A	1.30%	1.85%	16.71%	17.35%
Oppenheimer High Income Subaccount
2006	115	12.624	12.908	1,474	5.85%	1.30%	1.85%	7.25%	7.83%
2005	77	11.753	11.971	918	5.78%	1.30%	1.85%	0.16%	0.70%
2004(n)	39	11.781	11.888	467	N/A	1.30%	1.85%	6.75%	7.33%

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

	At December 31				For the year ended December 31
	Units (000s)	Unit Fair Value		Net Assets(d) (000s)	Investment Income Ratio(a)	Expense Ratio(b)		Total Return(c)
		Lowest	Highest			Lowest	Highest	Lowest	Highest
Oppenheimer Variable Account Funds (continued):
Oppenheimer Main Street Subaccount
2006	138	$14.027	$15.427	$2,115	0.67%	1.30%	1.85%	12.68%	13.29%
2005	65	12.431	13.617	879	0.21%	1.30%	1.85%	3.83%	4.39%
2004(n)	6	12.927	13.045	77	N/A	1.30%	1.85%	7.16%	7.74%
Oppenheimer Main Street Small Cap Subaccount
2006	84	16.294	19.795	1,645	2.38%	1.30%	1.85%	12.58%	13.19%
2005	46	14.452	17.488	792	2.04%	1.30%	1.85%	7.73%	8.31%
2004(n)	24	16.001	16.146	385	N/A	1.30%	1.85%	17.01%	17.65%
Oppenheimer MidCap Subaccount(z)
2006	5	13.225	15.877	92	N/A	1.30%	1.85%	0.84%	1.39%
2005	3	13.095	15.660	49	N/A	1.30%	1.85%	9.96%	10.55%
2004(n)	3	14.038	14.165	40	N/A	1.30%	1.85%	17.25%	17.89%
Oppenheimer Strategic Bond Subaccount
2006	177	12.161	12.405	2,184	4.46%	1.30%	1.85%	5.29%	5.86%
2005	189	11.550	11.734	2,209	1.90%	1.30%	1.85%	0.62%	1.17%
2004(n)	27	11.478	11.583	317	N/A	1.30%	1.85%	6.46%	7.04%

(a)

This ratio represents dividends recorded by the subaccount from the underlying mutual fund divided by the average net assets. This ratio excludes the Expense Ratio. N/A is noted if the fund did not pay any dividends.

(b)

This ratio represents the annualized contract expenses of the separate account, resulting in a direct reduction of unit values, consisting primarily of mortality and expense charges. Charges that require redemption of contract owner units are excluded.

(c)

Total return is calculated using the beginning and ending unit value (before rounding for this presentation), which reflects the changes in the underlying fund values and reductions related to the Expense Ratio, for the period indicated.

(d)	Net Assets equals Contract Owners’ Equity.

(e)

For the period (commencement of operations): July 12, 2004—AIM V.I. Financial Services Subaccount; June 17, 2004—AIM V.I. Global Health Care Subaccount (formerly AIM V.I. Health Sciences Subaccount); June 17, 2004—AIM V.I. Real Estate Subaccount and July 16, 2004—AIM V.I. Utilities Subaccount to December 31, 2004.

(f)

For the period (commencement of operations): June 10, 2004—Alger American Growth Subaccount; June 8, 2004—Alger American MidCap Growth Subaccount and June 15, 2004—Alger American Small Capitalization Subaccount December 31, 2004.

(g)	For the period (commencement of operations): June 16, 2004—American Century VP Income & Growth Subaccount and June 8, 2004—American Century VP Value Subaccount to December 31, 2004.

(h)

For the period (commencement of operations): June 16, 2004—Dreyfus IP MidCap Stock Subaccount; July 29, 2004—Dreyfus IP Technology Growth Subaccount; August 23, 2004—Dreyfus Socially Responsible Growth Subaccount and May 27, 2004—Dreyfus VIF Money Market Subaccount to December 31, 2004.

(i)

For the period (commencement of operations): June 8, 2004—Fidelity VIP Contrafund Subaccount; June 16, 2004—Fidelity VIP Equity Income Subaccount; June 9, 2004—Fidelity VIP Growth Subaccount and June 17, 2004—Fidelity VIP Index 500 Subaccount to December 31, 2004.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

(j)

For the period (commencement of operations): June 21, 2004—Franklin Global communications Securities Subaccount; June 10, 2004—Franklin Rising Dividends Securities Subaccount; June 17, 2004—Franklin Small Cap Value Securities Subaccount; July 15, 2004—Franklin Strategic Income Securities Subaccount; June 8, 2004—Franklin U.S. Government Subaccount; June 16, 2004—Franklin Zero Coupon 2010 Subaccount; June 10, 2004—Mutual Discovery Securities Subaccount; July 8, 2004—Mutual Shares Securities Subaccount and June 9, 2004—Templeton Developing Markets Securities Subaccount to December 31, 2004.

(k)

For the period (commencement of operations): June 16, 2004—JPMorgan International Equity Subaccount; June 8, 2004—JPMorgan Mid Cap Value Subaccount and June 16, 2004—JPMorgan Small Company Subaccount to December 31, 2004.

(l)

For the period (commencement of operations): June 17, 2004—Janus Aspen Balanced Subaccount; June 16, 2004—Janus Aspen Large Cap Growth Subaccount (formerly Janus Aspen Growth Subaccount); June 15, 2004—Janus Aspen Mid Cap Growth Subaccount; June 15, 2004—Janus Aspen Mid Cap Value Subaccount; June 16, 2004—Janus Aspen Small Company Value Subaccount and June 17, 2004—Janus Aspen Worldwide Growth Subaccount to December 31, 2004.

(m)

For the period (commencement of operations): April 7, 2004—JPMorgan Investment Trust Balanced Subaccount (formerly One Group Investment Trust Balanced Subaccount); April 7, 2004—JPMorgan Investment Trust Bond Subaccount (formerly One Group Investment Trust Bond Subaccount); April 7, 2004—JPMorgan Investment Trust Diversified Equity Subaccount (formerly One Group Investment Trust Diversified Equity Subaccount); April 7, 2004—JPMorgan Investment Trust Diversified Mid Cap Subaccount (formerly One Group Investment Trust Diversified Mid Cap Subaccount); April 7, 2004—JPMorgan Investment Trust Equity Index Subaccount (formerly One Group Investment Trust Equity Index Subaccount); April 7, 2004—JPMorgan Investment Trust Government Bond Subaccount (formerly One Group Investment Trust Government Bond Subaccount); April 7, 2004—JPMorgan Investment Trust Large Cap Growth Subaccount (formerly One Group Investment Trust Large Cap Growth Subaccount); April 7, 2004—JPMorgan Investment Trust Mid Cap Growth Subaccount (formerly One Group Investment Trust Mid Cap Growth Subaccount) and April 7, 2004—JPMorgan Investment Trust Mid Cap Value Subaccount (formerly One Group Investment Trust Mid Cap Value Subaccount) to December 31, 2004.

(n)

For the period (commencement of operations): June 15, 2004—Oppenheimer Aggressive Growth Subaccount; June 17, 2004—Oppenheimer Capital Appreciation Subaccount; June 8, 2004—Oppenheimer Global Securities Subaccount; June 8, 2004—Oppenheimer High Income Subaccount; June 28, 2004—Oppenheimer Main Street Subaccount; June 16, 2004—Oppenheimer Main Street Small Cap Subaccount and June 21, 2004—Oppenheimer Strategic Bond Subaccount to December 31, 2004.

(o)	Effective May 1, 2005, name was changed from Janus Aspen Growth Subaccount.

(p)	Effective May 1, 2005, name was changed from One Group Investment Trust.

(q)	Effective July 1, 2005, name was changed from AIM V.I. Health Sciences Subaccount.

(r)

For the period (commencement of operations): July 11, 2005—American Century VP Large Company Value Subaccount; May 26, 2005—Fidelity VIP Mid Cap Subaccount and May 31, 2005—Templeton Global Asset Allocation Subaccount and Franklin Growth and Income Securities Subaccount to December 31, 2005.

(s)	Effective July 3, 2006, name was changed from AIM V.I. Real Estate Subaccount.

(t)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust.

(u)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Bond Subaccount.

(v)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Mid Cap Growth Subaccount.

(w)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Mid Cap Value Subaccount.

CHASE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6) Unit Values and Financial Highlights (continued)

(x)	Effective December 8, 2006, name was changed from JPMorgan Insurance Trust Large Cap Growth Subaccount.

(y)	Effective May 1, 2006, name was changed from JPMorgan Investment Trust Diversified Mid Cap Subaccount.

(z)	Effective May 1, 2006, name was changed from Oppenheimer Aggressive Growth Subaccount.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Share Owners of

Protective Life Insurance Company:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Protective Life Insurance Company and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 of the Notes to Consolidated Financial Statements, Protective Life Insurance Company changed its method of accounting for certain nontraditional long-duration contracts and separate accounts on January 1, 2004.

/S/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

March 29, 2007

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)
Revenues
Premiums and policy fees	$2,316,594	$1,879,920	$1,822,825
Reinsurance ceded	(1,362,722)	(1,143,988)	(1,124,651)

Net of reinsurance ceded	953,872	735,932	698,174
Net investment income	1,352,432	1,127,920	1,029,206
Realized investment gains (losses):
Derivative financial instruments	(21,555)	(31,819)	2,726
All other investments	101,864	37,934	30,771
Other income	96,944	67,066	55,783

Total revenues	2,483,557	1,937,033	1,816,660

Benefits and expenses
Benefits and settlement expenses, net of reinsurance ceded:
(2006—$1,199,073; 2005—$1,008,670; 2004—$1,121,664)	1,632,617	1,253,348	1,116,473
Amortization of deferred policy acquisition costs and value of businesses acquired	232,122	197,653	200,130
Other operating expenses, net of reinsurance ceded:
(2006—$244,060; 2005—$164,932; 2004—$166,862)	199,070	124,817	128,894

Total benefits and expenses	2,063,809	1,575,818	1,445,497

Income before income tax and cumulative effect of change in accounting principle	419,748	361,215	371,163

Income tax expense
Current	19,268	19,035	114,262
Deferred	135,597	106,524	18,964

Total income tax expense	154,865	125,559	133,226

Net income before cumulative effect of change in accounting principle	264,883	235,656	237,937
Cumulative effect of change in accounting principle, net of income tax	0	0	(15,801)

Net income	$264,883	$235,656	$222,136

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
	(Dollars in thousands)
Assets
Investments:
Fixed maturities, at market (amortized cost: 2006—$20,755,718; 2005—$14,735,583)	$20,923,891	$15,037,225
Equity securities, at market (cost: 2006—$73,237; 2005—$79,322)	80,108	85,340
Mortgage loans	3,880,028	3,287,745
Investment real estate, net of accumulated depreciation (2006—$5,482; 2005—$10,422)	37,928	65,301
Policy loans	839,502	458,825
Other long-term investments	306,012	273,768
Short-term investments	1,366,467	755,805

Total investments	27,433,936	19,964,009
Cash	37,419	52,086
Accrued investment income	274,574	185,546
Accounts and premiums receivable, net of allowance for uncollectible amounts (2006—$3,386; 2005—$3,256)	163,352	60,983
Reinsurance receivables	4,596,816	2,993,240
Deferred policy acquisition costs and value of businesses acquired	3,219,997	2,204,111
Goodwill	75,530	38,782
Property and equipment, net of accumulated depreciation (2006—$106,333; 2005—$99,587)	38,640	41,484
Other assets	132,863	80,915
Income tax receivable	126,738	88,985
Assets related to separate accounts
Variable annuity	2,750,129	2,377,124
Variable universal life	307,863	251,329

Total assets	$39,157,857	$28,338,594

Liabilities
Policy liabilities and accruals
Future policy benefits and claims	$15,113,277	$11,147,642
Unearned premiums	859,174	700,886

Total policy liabilities and accruals	15,972,451	11,848,528
Stable value product account balances	5,513,464	6,057,721
Annuity account balances	8,958,089	3,388,005
Other policyholders’ funds	328,136	147,233
Other liabilities	1,246,981	880,425
Deferred income taxes	381,851	290,231
Non-recourse funding obligations	425,000	125,000
Liabilities related to variable interest entities	20,395	42,604
Liabilities related to separate accounts
Variable annuity	2,750,129	2,377,124
Variable universal life	307,863	251,329

Total liabilities	35,904,359	25,408,200

Commitments and contingent liabilities—Note 10
Share-owner’s equity
Preferred Stock, $1 par value
Shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1 par value
Shares authorized and issued: 5,000,000	5,000	5,000
Additional paid-in capital	1,114,269	932,805
Note receivable from PLC Employee Stock Ownership Plan	(1,995)	(2,507)
Retained earnings	2,100,404	1,889,611
Accumulated other comprehensive income
Net unrealized gains on investments, net of income tax (2006—$22,811; 2005—$57,795)	41,772	104,753
Accumulated gain (loss)—hedging, net of income tax (2006—$(3,299); 2005—$393)	(5,954)	730

Total share-owner’s equity	3,253,498	2,930,394

	$39,157,857	$28,338,594

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHARE-OWNER’S EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Note Receivable From PLC ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Accumulated Gain (Loss)— Hedging	Total Share— Owner’s Equity
	(Dollars in thousands)
Balance December 31, 2003	$2	$5,000	$863,819	$(3,426)	$1,431,818	$329,907	$2,678	$2,629,798

Net income for 2004					222,136			222,136
Change in net unrealized gains/losses on investments, net of income tax—$11,973						(22,236)		(22,236)
Reclassification adjustment for amounts included in net income, net of income tax—$(10,770)						(20,001)		(20,001)
Change in accumulated gain (loss) hedging, net of income tax—$3,197							5,938	5,938

Comprehensive income for 2004								185,837

Capital contribution			68,986					68,986
Decrease in note receivable from PLC ESOP				443				443

Balance December 31, 2004	2	5,000	932,805	(2,983)	1,653,954	287,670	8,616	2,885,064

Net income for 2005					235,657			235,657
Change in net unrealized gains/losses on investments, net of income tax—$(84,575)						(159,318)		(159,318)
Reclassification adjustment for amounts included in net income, net of income tax—$(12,529)						(23,599)		(23,599)
Change in accumulated gain (loss) hedging, net of income tax—$4,246							(7,886)	(7,886)

Comprehensive income for 2005								44,854

Decrease in note receivable from PLC ESOP				476				476

Balance December 31, 2005	2	5,000	932,805	(2,507)	1,889,611	104,753	730	2,930,394

Net income for 2006					264,883			264,883
Change in net unrealized gains/losses on investments, net of income tax—$(4,974)						(8,954)		(8,954)
Reclassification adjustment for amounts included in net income, net of income tax—$(30,010)						(54,027)		(54,027)
Change in accumulated gain (loss) hedging, net of income tax—$(3,692)							(6,684)	(6,684)

Comprehensive income for 2006								195,218

Capital contributions			181,464					181,464
Non-cash dividend					(54,090)			(54,090)
Decrease in note receivable from PLC ESOP				512				512

Balance December 31, 2006	$2	$5,000	$1,114,269	$(1,995)	$2,100,404	$41,772	$(5,954)	$3,253,498

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)
Cash flows from operating activities
Net income	$264,883	$235,656	$222,136
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment gains	(80,309)	(6,115)	(33,497)
Amortization of deferred policy acquisition costs and value of businesses acquired	232,122	197,652	200,130
Capitalization of deferred policy acquisition costs	(421,532)	(467,610)	(363,467)
Depreciation expense	12,680	14,605	17,259
Deferred income taxes	107,233	106,880	10,155
Accrued income taxes	(48,832)	(104,723)	(34,569)
Interest credited to universal life and investment products	891,627	726,301	649,216
Policy fees assessed on universal life and investment products	(507,391)	(421,447)	(349,057)
Change in reinsurance receivables	(509,943)	(288,145)	(396,942)
Change in accrued investment income and other receivables	(86,782)	(18,500)	(355)
Change in policy liabilities and other policyholders’ funds of traditional life and health products	593,362	489,104	460,978
Trading securities:
Maturities and principal reductions of investments	184,814	0	0
Sale of investments	2,460,031	0	0
Cost of investments acquired	(2,415,924)	0	0
Other net change in trading securities	(309,255)	0	0
Change in other liabilities	111,355	(225)	5,670
Other, net	2,080	(6,127)	(17,706)

Net cash provided by operating activities	480,219	463,433	387,657

Cash flows from investing activities
Investments available for sale:
Maturities and principal reductions of investments
Fixed maturities	1,176,065	1,777,082	1,900,432
Equity securities	100	377	147
Sale of investments
Fixed maturities	5,017,210	4,342,484	4,260,587
Equity securities	5,007	5,302	1,050
Cost of investments acquired
Fixed maturities	(5,777,805)	(7,508,400)	(7,079,515)
Equity securities	(3,868)	(57,435)	(11,682)
Mortgage loans
New borrowings	(1,055,998)	(745,797)	(719,510)
Repayments	452,697	448,515	443,363
Change in investment real estate, net	56,422	32,410	205
Change in policy loans, net	(69)	23,955	19,968
Change in other long-term investments, net	14,060	(13,008)	11,939
Change in short-term investments, net	31,055	95,064	(320,584)
Purchase of property and equipment	(7,500)	(10,016)	(16,758)
Payments for business acquisitions, net of cash acquired of $394,366	(539,218)	0	0

Net cash used in investing activities	(631,842)	(1,609,467)	(1,510,358)

Cash flows from financing activities
Principal payments on line of credit arrangement and debt	0	(2,202)	(32)
Payments on liabilities related to variable interest entities	(22,209)	(17,986)	0
Net proceeds from securities sold under repurchase agreements	16,949	0	0
Issuance of non-recourse funding obligations	300,000	125,000	0
Capital contributions	160,000	0	67,000
Investment product and universal life deposits	2,419,734	2,943,455	3,042,453
Investment product and universal life withdrawals	(2,640,427)	(2,025,876)	(1,969,617)
Other financing activities, net	(97,091)	71,400	0

Net cash provided by financing activities	136,956	1,093,791	1,139,804

Change in cash	(14,667)	(58,370)	(603)

Cash at beginning of year	52,086	110,456	111,059

Cash at end of year	$37,419	$52,086	$110,456

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in tables are in thousands)

1. BUSINESS

Nature of Operations

Protective Life Insurance Company (the “Company”), a stock life insurance company, was founded in 1907. The Company is a wholly-owned subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose common stock is traded on the New York Stock Exchange (symbol: PL). The Company provides financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies.

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Entities Included

The consolidated financial statements include the accounts of Protective Life Insurance Company and its wholly owned subsidiaries. The Company’s financial statements also include the accounts of certain variable interest entities in which the Company is considered the primary beneficiary. Intercompany balances and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries (the “Company”) are prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 16).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs (“DAC”), goodwill, value of businesses acquired (“VOBA”), investments, future policy benefits, pension and other postretirement benefits, provision for income taxes, reserves for contingent liabilities and reserves for losses in connection with unresolved legal matters.

Investments

Investments are reported on the following bases:

•

Fixed maturities consist of bonds and redeemable preferred stocks, and are carried at fair value on the Consolidated Balance Sheets. Fair values are determined using current market values when available. Where market values are unavailable, the Company obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

•	Equity securities (common and nonredeemable preferred stocks) are carried at fair value.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued}

•

Mortgage loans are carried at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount. Mortgage loans are also recorded net of an allowance for credit losses. This allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future.

•

Investment real estate is carried at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

•	Policy loans are carried at unpaid balances.

•	Other long-term investments are carried at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

•	Short-term investments are carried at amortized cost, which approximates current market value, except collateral from securities lending which is recorded at current market value.

Estimated market values were derived from the durations of the Company’s fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company’s fixed maturities and mortgage loans are to changes in interest rates, actual market results may differ from these estimates.

Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.2 million in bank deposits voluntarily restricted as to withdrawal.

The market values of fixed maturities change due to interest rate changes, credit related events, and other factors. As prescribed by U.S. GAAP, investments deemed as “available for sale” are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to DAC and VOBA, net of income tax, reported as a component of share-owners’ equity. Furthermore, investments deemed as trading securities by the Company are recorded at their market values with any resulting unrealized gains and losses reported in net investment income as they occur.

Investment securities are regularly reviewed for impairment. Unrealized losses that are deemed to be other than temporary are recognized in realized gains (losses). See Note 4 for further discussion of the Company’s policies regarding identification of other-than-temporary impairments. Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company’s cash management system, checks issued but not presented to banks for payment may create negative book cash balances. Such negative balances are included in other liabilities and totaled $10.4 million and $66.5 million as of December 31, 2006 and December 31, 2005, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

The costs that vary with and are primarily related to the production of new business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. Deferred policy acquisition costs (“DAC”) are subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Under SFAS 97, the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 2.7% to 12.6%) it expects to experience in future periods. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with the Company’s universal life and investment products had been realized. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

Value of Businesses Acquired

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called value of businesses acquired (“VOBA”), represents the actuarially estimated present value of future cash flows from the acquired policies. The Company amortizes VOBA in proportion to gross premiums for SFAS 60 products and in proportion to expected gross profits (“EGPs”) for SFAS 97 products, including accrued interest of up to approximately 11%.

Goodwill

Goodwill is not amortized but is tested for impairment at least annually. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. At October 31, 2006 and 2005, the Company evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).

Property and Equipment

Property and equipment are reported at cost less accumulated depreciation. The Company primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. The Company’s Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following at December 31:

	2006	2005
Home office building	$54,002	$53,275
Data processing equipment	42,562	41,015
Other, principally furniture and equipment	48,409	46,781

	144,973	141,071
Accumulated depreciation	106,333	99,587

	$38,640	$41,484

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Separate Accounts

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder’s equity in those assets. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements. Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying Consolidated Statements of Income.

Stable Value Product Account Balances

The Company markets guaranteed investment contracts (“GICs”) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Through its registered funding agreement-backed note program, the Company is able to offer secured notes to both institutional and retail investors. GICs are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value product account balances include GICs and funding agreements issued by the Company. At December 31, 2006 and 2005, the Company had $4.0 billion and $4.5 billion, respectively, of stable value product account balances marketed through structured programs. Most GICs and funding agreements written by the Company have maturities of three to ten years. At December 31, 2006, future maturities of stable value products, excluding interest, were $1.5 billion in 2007, $2.1 billion in 2008-2009, $1.0 billion in 2010-2011, and $0.9 billion after 2011.

Derivative Financial Instruments

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce its exposure to interest rate risk, inflation risk, currency exchange risk, and equity market risk. These strategies are developed through the asset/liability committee’s analysis of data from financial simulation models and other internal and industry sources and are then incorporated into the Company’s risk management program.

Derivative instruments that are currently used as part of the Company’s interest rate risk management strategy include interest rate swaps, interest rate futures, interest rate options, and interest rate swaptions. The Company’s inflation risk management strategy involves the use of swaps that require the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index (“CPI”). The Company uses foreign currency swaps to manage its exposure to changes in the value of foreign currency denominated stable value contracts and related cash flows. The company also uses S&P 500® options to mitigate its exposure to the value of equity indexed annuity contracts.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company minimizes its credit risk by entering into transactions with highly rated counterparties. The Company also maintains netting and collateral support arrangements with its counterparties to further minimize the credit risk associated with its derivative instruments. The Company manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and strategies.

Statement of Financial Accounting Standards No. 133 (“SFAS 133”) requires that all derivative instruments be recognized in the balance sheet at fair value. The Company records its derivative instruments on the balance sheet in “other long-term investments” and “other liabilities”. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge related to foreign currency exposure. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivatives is recognized as ineffectiveness in current earnings during the period of the change. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of change in fair values.

Effectiveness of the Company’s hedge relationships is assessed on a quarterly basis. The Company accounts for changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in “realized investment gains (losses)—derivative financial instruments”.

Cash-Flow Hedges. The Company has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain foreign-currency-based stable value contracts. Under the terms of the swap, the Company pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, the Company designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. Gains and losses on this swap are reclassified from other comprehensive income to current earnings as payments are made on the hedged stable value contract. In connection with the issuance of inflation adjusted funding agreements, the Company has entered into swaps to convert the floating CPI-linked interest rate on the contracts to a fixed rate. The Company pays a fixed rate on the swap and receives a floating rate equal to the CPI change paid on the funding agreements. During 2006, the Company entered into interest rate swaps to convert LIBOR and CMT (Constant Maturity Treasury) based floating rate interest payments on funding agreements to fixed rate interest payments.

Gains and losses on these swaps are reclassified from other comprehensive income to current earnings as interest payments are made on the funding agreements. For the years ended December 31, 2006, 2005 and 2004, the amount of hedge ineffectiveness reported in income was a $0.6 million gain, $0.2 million gain, and a $1.0 million gain, respectively. Additionally, as of December 31, 2006 and 2005, the Company reported an after-tax decrease to accumulated other comprehensive income of $6.7 million and $7.9 million, respectively, related to its cash flow hedges. During 2006, the Company expects to reclassify $4.0 million out of accumulated other comprehensive income and into earnings.

Other Derivatives. The Company also uses various other derivative instruments for risk management purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by the Company for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

The Company uses certain foreign currency swaps, which are not designated as cash flow hedges, to mitigate its exposure to changes in currency rates. For 2006, 2005, and 2004, the Company recorded a pre-tax gain of $3.4 million, a pre-tax loss of $33.3 million, and a pre-tax gain of $0.3 million on these swaps, respectively. In connection with these swaps, the Company also recognized a $3.4 million pre-tax loss, a $33.4 million pre-tax gain, and a $0.1 million pre-tax loss, respectively, during 2006, 2005, and 2004 as the change in value of the related foreign currency denominated stable value contracts. These net gains or losses primarily result from differences in the forward and spot exchange rates used to revalue the swaps and the stable value contracts.

The Company also uses short positions in interest rate futures to mitigate the interest rate risk associated with the Company’s mortgage loan commitments. During 2006, 2005, and 2004, the Company recognized a pre-tax gain of $26.7 million, a pre-tax loss of $10.3 million, and a pre-tax loss of $1.7 million, respectively, as a result of changes in value of these futures positions.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company uses other interest rate swaps, options, and swaptions to manage the interest rate risk in the Company’s mortgage-backed security portfolio. For 2006, 2005, and 2004, the Company recognized a pre-tax loss of $1.6 million, a pre-tax loss of $14.0 million, and a pre-tax loss of $0.5 million, respectively, for the change in fair value of these derivatives.

During 2005, the Company exited from asset swap arrangements that would, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2005, and 2004, the Company recognized a $0.6 million gain, and an immaterial loss, respectively, for the change in the asset swaps’ fair value and recognized a $0.3 million gain, and a $4.0 million gain, respectively, to separately record the embedded equity options at fair value.

The Company is involved in various modified coinsurance and funds withheld arrangements which, in accordance with DIG B36, contain embedded derivatives. The change in fair value of these derivatives resulted in the recognition of a $44.5 million pre-tax loss, $1.0 million pre-tax loss and a $0.3 million pre-tax loss in 2006, 2005 and 2004, respectively. The losses on these embedded derivatives were due to decreasing interest rates during the second-half of 2006. The investment portfolios that support the related modified coinsurance reserves and funds withheld had mark-to-market gains that substantially offset the losses on these embedded derivatives.

In 2005, the Company began marketing equity indexed annuities. Under SFAS 133, the equity market component, where interest credited to the contracts is linked to the performance of the S&P 500® index, is considered an embedded derivative. The change in fair value of the embedded derivative resulted in a $5.7 million pre-tax loss and a $0.6 million pre-tax loss in 2006 and 2005, respectively. The Company utilizes S&P 500® options to mitigate the risk associated with equity indexed annuity contracts. The Company recognized a $2.9 million pre-tax gain and a $0.2 million pre-tax gain on its S&P 500® options in 2006 and 2005, respectively.

Policyholder Liabilities, Revenues and Benefits Expense

Traditional Life, Health, and Credit Insurance Products:

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company’s experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2006 range from approximately 5.0% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Activity in the liability for unpaid claims for life and health insurance is summarized as follows:

	2006	2005	2004
Balance beginning of year	$134,104	$135,015	$121,832
Less reinsurance	61,655	66,788	55,395

Net balance beginning of year	72,449	68,227	66,437

Incurred related to:
Current year	395,873	258,138	256,754
Prior year	(9,685)	(2,247)	(30)

Total incurred	386,188	255,891	256,724

Paid related to:
Current year	304,177	208,832	210,943
Prior year	55,349	42,837	43,991

Total paid	359,526	251,669	254,934

Other changes:
Acquisitions and reserve transfers	8,992	0	0

Net balance end of year	108,103	72,449	68,227
Plus reinsurance	59,654	61,655	66,788

Balance end of year	$167,757	$134,104	$135,015

Universal Life and Investment Products:

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 3.0% to 12.6% and investment products ranged from 2.3% to 11.4% in 2006.

The Company’s accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

Property and Casualty Insurance Products:

Property and casualty insurance products include service contract business, surety bonds, residual value insurance, guaranteed asset protection (“GAP”), credit-related coverages, and inventory protection products. Premiums for service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Fee income from providing administrative services is recognized as earned when the related services are performed. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported (“IBNR”) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses.

New Accounting Pronouncements

Statement of Position 05-1. In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards (“SFAS”) No. 97 (“SFAS 97”), “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.” SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Due to the nature of the interpretative issues recently released by the American Institute of Certified Public Accountants, the Company continues to evaluate the impact SOP 05-1 will have on its consolidated results of operations and financial position, but does not currently believe that its adoption effective January 1, 2007, will have a material impact on its financial position or results of operations.

SFAS No. 155—Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140. In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 amends Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”) and resolves issues addressed in SFAS 133 DIG Issue D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” SFAS 155 partially eliminates the exemption from applying the bifurcation requirements of SFAS 133 to interests in securitized financial assets, in an effort to ensure that similar instruments are accounted for consistently regardless of the form of the instrument. The Company continues to evaluate the impact of SFAS 155, which is effective for all financial instruments acquired or issued after January 1, 2007, but does not currently believe that its adoption will have a material impact on its financial position or results of operations.

SFAS No. 156—Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement 140” (“SFAS 156”). SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

separately recognized servicing assets and servicing liabilities. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. Additionally, SFAS 156 permits the choice of the amortization method or the fair value measurement method, with changes in fair value recorded in income, for the subsequent measurement for each class of separately recognized servicing assets and servicing liabilities. The statement is effective for fiscal years beginning after September 15, 2006, and therefore will be adopted by the Company effective January 1, 2007. The Company continues to evaluate SFAS 156, but does not believe that its adoption will have a material impact on its financial position or results of operations.

FASB Interpretation No. 48. In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109,” (“FIN 48”). FIN 48 is effective for fiscal years beginning after December 15, 2006, and therefore will be adopted by the Company effective January 1, 2007. This interpretation requires, in order for the Company to recognize a benefit in its financial statements from a given tax return position, that there must be a greater than 50 percent chance of success with the relevant taxing authority with regard to that tax return position. In making this analysis, the Company must assume that the taxing authority is fully informed of all of the facts regarding this issue. FIN 48 also provides guidance on how the benefit, if any, that will be recognized in the financial statements should be measured. Furthermore, new disclosures regarding the effect of the accounting for uncertain tax positions on the financial statements will be required. Any adjustment to the Company’s December 31, 2006 Consolidated Balance Sheet due to the adoption of FIN 48 will be recognized as an adjustment to the Company’s January 1, 2007 retained earnings. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its Consolidated Balance Sheet at December 31, 2006, and on its Consolidated Statements of Income in future periods.

SFAS No. 157—Fair Value Measurements. In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective prospectively with a limited form of retrospective application for fiscal years beginning after November 15, 2007, with early adoption encouraged. The Company is currently evaluating the impact that SFAS 157 will have on its consolidated results of operations and financial position.

SFAS No. 158—Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). In September 2006, the FASB issued SFAS No. 158 (“SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amends SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS 88”), SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), and SFAS No. 132 (revised), “Employers’ Disclosures About Pensions and Other Postretirement Benefits” (“SFAS 132 (R))”. SFAS 158 requires that the funded status of defined benefit postretirement plans be fully recognized on the statement of financial position, and requires the recognition of changes in the funded status of such plans in the year in which the changes occur through comprehensive income. Additionally, SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS 158 is effective for fiscal years ending after December 15, 2006 and therefore has been adopted by PLC as of December 31, 2006. This standard was adopted by PLC prospectively, and as a result, prior periods were not restated. The adoption of this standard resulted in a net fund asset of $5.8 million related to PLC’s defined benefit pension plan and a net fund liability of $25.2 million related to its unfunded excess benefits plan as of December 31, 2006.

Staff Accounting Bulletin No. 108. In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”) which provides guidance on quantifying financial statement misstatements. SAB 108 requires financial statement misstatements to be quantified in relation to both its impact on the current year income statement (the “rollover” approach) and the current year balance

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

sheet (the “iron curtain” approach). If a misstatement is material under either approach (the “dual approach”) the financial statements must be adjusted for the misstatement.

SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits all entities to choose to measure eligible items at fair value at specified election dates. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted, but only if the Company elects to apply the provisions of SFAS 157. The Company is currently evaluating the impact that SFAS 159 will have on its consolidated results of operations and financial position.

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or share-owners’ equity. Included in these reclassifications is a change in the Consolidated Statements of Cash Flows to remove the effects of policy fees assessed on universal life and investment products from financing activities. While this had no effect on total cash flow, for the years ended December 31, 2005 and 2004, net cash provided by operating activities was decreased and net cash provided by financing activities was increased by $421.4 million and $349.1 million, respectively.

3. RECENT ACQUISITIONS

Chase Insurance Group Acquisition

On July 3, 2006, the Company completed the acquisition contemplated by the Stock Purchase Agreement. Pursuant to that agreement with JPMorgan Chase & Co. (“JPMC”) and two of its wholly-owned subsidiaries (collectively, the “Sellers”), Protective Life and its subsidiary West Coast Life Insurance Company purchased from the Sellers the Chase Insurance Group, which consisted of five insurance companies that manufacture and administer traditional life insurance and annuity products and four related non-insurance companies (which collectively are referred to as the “Chase Insurance Group”) for a net purchase price of $873.5 million. The Chase Insurance Group is headquartered in Elgin, Illinois, and offers primarily level premium term and other traditional life products, as well as fixed and variable annuity products. The Chase Insurance Group’s results of operations are included in the Company’s consolidated results of operations beginning July 3, 2006.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

3. RECENT ACQUISITIONS (continued)

This transaction was accounted for under the purchase method of accounting prescribed by SFAS No. 141, “Business Combinations” (“SFAS 141”). SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The allocation of the $873.5 million aggregate purchase price to the specific identifiable tangible and intangible assets and liabilities is as follows:

Fair Value as of July 3, 2006
ASSETS
Investments	$6,784,023
Policy loans	380,608
Cash	392,493
Accrued investment income	88,069
Accounts and premiums receivable, net	14,342
Reinsurance receivable	1,093,633
Value of business acquired	739,856
Goodwill	32,007
Other assets	25,214
Intangible assets	3,200
Deferred tax asset	13,290
Assets related to separate accounts	110,073

Total assets	9,676,808
LIABILITIES
Policy liabilities and accruals	2,704,790
Annuity account balances	5,528,849
Other policyholders’ funds	273,805
Other liabilities	161,309
Accrued income taxes	24,445
Liabilities related to separate accounts	110,073

Total liabilities	8,803,271
NET ASSETS ACQUIRED	$873,537

Immediately after the closing of the acquisition, the Company entered into agreements with Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) (“CALIC”) and Wilton Reassurance Company and Wilton Reinsurance Bermuda Limited (collectively, the “Wilton Re Group”), whereby CALIC reinsured 100% of the variable annuity business of the Chase Insurance Group and the Wilton Re Group reinsured approximately 42% of the other insurance business of the Chase Insurance Group. The aggregate ceding commissions received by the Company from these transactions was $330.5 million. The $32.0 million of goodwill was assigned to the Acquisitions Segment, and of this amount, approximately $63.9 million is expected to be deductible for tax purposes.

Certain of the reinsurance agreements with CALIC and the Wilton Re Group are in the form of modified coinsurance (“Modco”) agreements. Company investments supporting these agreements, consisting of primarily fixed income securities in designated portfolios, are designated as “trading securities” under U.S. GAAP. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are included in net income as realized investment gains (losses) as they occur. These amounts are substantially offset by changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

3. RECENT ACQUISITIONS (continued)

Western General Acquisition

On July 14, 2006, the Company completed the acquisition of the vehicle extended service contract business of Western General effective as of July 1, 2006. Western General, headquartered in Calabasas, California, is a provider of vehicle service contracts nationally, focusing primarily on the west coast market. In addition, Western General currently provides extended service contract administration for several automobile manufacturers and provides used car service contracts for a publicly-traded national dealership group.

This transaction was accounted for under the purchase method of accounting prescribed by SFAS 141. Western General’s results of operations are included in the Company’s consolidated results of operations beginning July 1, 2006. The purchase price for Western General was $33.0 million, and is subject to contingent consideration based on future performance.

The fair value of Western General’s net assets acquired was $14.2 million. Goodwill of $18.8 million resulted from the excess of purchase price over the fair value of Western General’s net assets. This goodwill was allocated to the Company’s Asset Protection segment. The Company paid a premium over the fair value of Western General’s net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the acquisition including, but not limited to, the following:

•	Expanded distribution network

•	Increased geographic presence

•	Broader product portfolio in core product lines

•	Additional administration capabilities

•	Greater size and scale with improved earnings diversification

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The following table summarizes the fair values of the net assets acquired as of the acquisition date:

Fair Value (as of July 1, 2006)
ASSETS
Investments	$18,571
Cash	1,873
Accrued investment income	114
Accounts and premiums receivable, net	16,924
Value of business acquired and other intangible assets	12,650
Goodwill	18,813
Property and equipment	450
Other assets	9,990
Income tax receivable	41
Deferred income taxes	2,735

Total assets	82,161

LIABILITIES
Policy liabilities and accruals	39,596
Other liabilities	9,607

Total liabilities	49,203

NET ASSETS ACQUIRED	$32,958

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

3. RECENT ACQUISITIONS (continued)

The $18.8 million of goodwill was assigned to the Asset Protection Segment, and of this amount, approximately $10.4 million is expected to be deductible for tax purposes.

Pro forma Condensed Consolidated Results of Operations

The following (unaudited) pro forma condensed consolidated results of operations assume that the acquisitions of both the Chase Insurance Group and Western General were completed as of January 1, 2006 and 2005:

	Years Ended December 31
	2006	2005
Revenue	$2,726,155	$2,444,131
Net Income	$288,998	$279,087

The pro forma information above is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

4. INVESTMENT OPERATIONS

Major categories of net investment income for the years ended December 31 are summarized as follows:

	2006	2005	2004
Fixed maturities	$1,071,256	$887,745	$806,748
Equity securities	5,585	4,009	2,019
Mortgage loans	268,380	257,914	232,577
Investment real estate	384	2,361	2,043
Policy loans	44,940	34,741	36,744
Other	59,253	23,114	15,648

	1,449,798	1,209,884	1,095,779
Investment expenses	97,366	81,964	66,573

	$1,352,432	$1,127,920	$1,029,206

Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2006	2005	2004
Fixed maturities	$38,278	$36,764	$29,015
Equity securities	289	(636)	2,524
Mark to market-Modco trading portfolios	44,552	0	0
Mortgage loans and other investments	18,745	1,806	(768)

	$101,864	$37,934	$30,771

In 2006, gross gains on investments available for sale (fixed maturities, equity securities, and short-term investments) were $79.5 million, and gross losses were $40.9 million. In 2005, gross gains were $76.4 million, and gross losses were $40.3 million. In 2004, gross gains on investments available for sale were $54.8 million, and gross losses were $23.3 million.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

4. INVESTMENT OPERATIONS (continued)

The amortized cost and estimated market value of the Company’s investments classified as available for sale at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2006
Fixed maturities:
Bonds:
Mortgage-backed securities	$6,548,009	$37,734	$(63,547)	$6,522,196
United States Government and authorities	966,904	4,185	(4,959)	966,130
States, municipalities, and political subdivisions	76,135	1,842	(179)	77,798
Public utilities	1,575,015	44,526	(29,119)	1,590,422
Convertibles and bonds with warrants	231	11	(41)	201
All other corporate bonds	8,091,907	235,235	(97,109)	8,230,032
Redeemable preferred stocks	50	0	0	50

	17,258,251	323,533	(194,954)	17,386,829
Equity securities	73,237	7,171	(300)	80,108
Short-term investments	1,063,731	0	0	1,063,731

	$18,395,219	$330,704	$(195,254)	$18,530,668

2005
Fixed maturities:
Bonds:
Mortgage-backed securities	$5,903,486	$36,373	$(90,660)	$5,849,199
United States Government and authorities	686,792	5,773	(1,267)	691,298
States, municipalities, and political subdivisions	47,887	2,314	(38)	50,163
Public utilities	1,618,025	88,303	(11,721)	1,694,607
Convertibles and bonds with warrants	230	0	(63)	167
All other corporate bonds	6,476,516	339,680	(66,913)	6,749,283
Redeemable preferred stocks	2,647	0	(139)	2,508

	14,735,583	472,443	(170,801)	15,037,225
Equity securities	79,322	6,349	(331)	85,340
Short-term investments	755,805	0	0	755,805

	$15,570,710	$478,792	$(171,132)	$15,878,370

At December 31, 2006 and 2005, the Company had an additional $3.5 billion and $0.0 million, respectively, of fixed maturities and $302.7 million and $0.0 million, respectively, of short-term investments classified as trading securities.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

4. INVESTMENT OPERATIONS (continued)

The amortized cost and estimated market value of available for sale fixed maturities at December 31, 2006, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

	Estimated Amortized Cost	Estimated Market Value
Due in one year or less	$355,816	$356,826
Due after one year through five years	4,564,950	4,612,660
Due after five years through ten years	4,964,943	4,954,396
Due after ten years	7,372,542	7,462,947

	$17,258,251	$17,386,829

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) the intent and ability of the Company to hold the investment until recovery, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer’s industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance and continued viability of the issuer are significant measures considered. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2006, 2005, and 2004, respectively, the Company recorded other-than-temporary impairments in its investments of $5.7 million, $11.8 million, and $15.8 million, respectively.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006.

	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Mortgage-backed securities	$1,130,211	$(4,065)	$3,001,516	$(59,484)	$4,131,727	$(63,549)
US Govt & Agencies	873,248	(3,923)	41,705	(1,036)	914,953	(4,959)
States, municipalities, etc.	1,617	(7)	1,087	(8)	2,704	(15)
Public utilities	347,289	(9,553)	349,402	(19,567)	696,691	(29,120)
Convertible bonds	0	0	47	(41)	47	(41)
Other corporate bonds	1,510,840	(34,479)	1,360,403	(62,790)	2,871,243	(97,269)
Equities	147	(59)	3,360	(242)	3,507	(301)

	$3,863,352	$(52,086)	$4,757,520	$(143,168)	$8,620,872	$(195,254)

For mortgage-backed securities in an unrealized loss position for greater than 12 months, $3.7 million of the $59.5 million unrealized loss relates to securities issued in Company-sponsored commercial loan securitizations. The remaining losses are primarily the result of a rising interest rate environment during the past year. The Company does not consider these unrealized loss positions to be other than temporary, because the underlying mortgage loans continue to perform consistently with the Company’s original expectations.

The public utilities category has gross unrealized losses greater than 12 months of $19.6 million, while the other corporate bonds category has gross unrealized losses greater than 12 months of $62.8 million at December 31, 2006. These losses related primarily to the increase in interest rates over the past year. The

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

4. INVESTMENT OPERATIONS (continued)

aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered included credit ratings, the financial health of the investee, the continued access of the investee to capital markets, and other pertinent information including the Company’s ability and intent to hold these securities to recovery.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005.

	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Mortgage-backed securities	$4,576,492	$(71,530)	$88,264	$(19,196)	$4,664,756	$(90,726)
US government	109,188	(439)	23,587	(828)	132,775	(1,267)
States, municipalities, etc.	3,168	(38)	0	0	3,168	(38)
Public utilities	362,202	(7,131)	75,972	(4,685)	438,174	(11,816)
Convertible bonds	0	0	167	(63)	167	(63)
Other corporate bonds	1,537,310	(46,646)	323,241	(20,475)	1,860,551	(67,121)
Equities	3,667	(232)	880	(235)	4,547	(467)

	$6,592,027	$(126,016)	$512,111	$(45,482)	$7,104,138	$(171,498)

At December 31, 2006 and 2005, the Company had bonds which were rated less than investment grade of $318.9 million and $1,083.6 million, respectively, having an amortized cost of $325.1 million and $933.0 million, respectively. Not included in these less than investment grade bonds at December 31, 2006 and 2005, are $21.2 million and $0.0 million, respectively, of trading securities. At December 31, 2006, approximately $22.7 million of the bonds rated less than investment grade were securities issued in Company-sponsored commercial mortgage loan securitizations. Approximately $2.1 billion of bonds are not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available for sale, for the years ended December 31 is summarized as follows:

	2006	2005	2004
Fixed maturities	$(112,231)	$(257,117)	$54,931
Equity securities	554	2,032	1,001

The Company participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned to third parties for short periods of time. The Company requires collateral of 102% of the market value of the loaned securities to be separately maintained. The loaned securities’ market value is monitored, on a daily basis, with additional collateral obtained as necessary. At December 31, 2006, securities with a market value of $444.5 million were loaned under these agreements. As collateral for the loaned securities, the Company receives short-term investments, which are recorded in “short-term investments” with a corresponding liability recorded in “other liabilities” to account for the Company’s obligation to return the collateral.

At December 31, 2006, all of the Company’s mortgage loans were commercial loans of which 68% were retail, 12% were office buildings, 10% were apartments, 7% were warehouses, and 3% were other. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant’s leased space represents more than 2.4% of mortgage loans. Approximately 71% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Alabama, Georgia, Florida, South Carolina, North Carolina, Utah, California, Indiana, Ohio, and Pennsylvania. At December 31, 2006, the average mortgage loan was $2.5 million, and the weighted average interest rate was 6.6%. The largest single mortgage loan was $26.5 million.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

4. INVESTMENT OPERATIONS (continued)

Many of the mortgage loans have call provisions between 3 and 10 years. Assuming the loans are called at their next call dates, approximately $166.8 million would become due in 2007, $470.6 million in 2008 through 2011, $857.1 million in 2012 through 2016, and $269.2 million thereafter.

For several years the Company has offered a type of commercial mortgage loan under which the Company will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2006 and 2005, approximately $493.0 million and $434.9 million, respectively, of the Company’s mortgage loans have this participation feature.

At December 31, 2006 and 2005, the Company’s problem mortgage loans (over sixty days past due) and foreclosed properties totaled $15.8 million and $22.3 million, respectively. Since the Company’s mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. At December 31, 2006 and 2005, the Company had an allowance for mortgage loan credit losses of $0.5 million and $6.8 million, respectively. This allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future.

Certain investments, consisting of fixed maturities, equities, and investment real estate, with a carrying value of $66.3 million were non-income producing for the twelve months ended December 31, 2006.

At December 31, 2006 and 2005, the Company had investments related to retained beneficial interests of mortgage loan securitizations of $173.4 million and $225.6 million, respectively.

Policy loan interest rates generally range from 3.0% to 12.0%.

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESSES ACQUIRED

Deferred policy acquisition costs

The balances of and changes in DAC as of and for the years ended December 31, are as follows:

	2006	2005
Balance, beginning of period	$1,767,241	$1,356,916
Capitalization of commissions, sales and issue expenses	421,818	721,823
Amortization	(173,696)	(165,920)
Change in unrealized investment gains and losses	90,538	(145,163)

Balance, end of period	$2,105,901	$1,767,656

Value of businesses acquired

The balances of and changes in VOBA as of and for the years ended December 31, are as follows:

	2006	2005
Balance, beginning of period	$436,455	$468,188
Acquisitions	751,992	0
Amortization	(58,426)	(31,733)
Change in unrealized investment gains and losses	(16,052)	0
Other	127	0

Balance, end of period	$1,114,096	$436,455

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESSES ACQUIRED (continued)

The expected amortization of VOBA for the next five years is as follows:

Year	Expected Amortization
2007	$97,921
2008	90,035
2009	83,344
2010	77,593
2011	74,414

6. GOODWILL

The changes in the carrying amount of goodwill by segment are as follows:

	Acquisitions	Asset Protection	Total Consolidated
Balance as of December 31, 2004	$0	$35,978	$35,978
Contingent payment related to prior acquisition	0	2,804	2,804

Balance as of December 31, 2005	0	38,782	38,782
Goodwill acquired in current period acquisitions	32,007	18,813	50,820
Contingent payment related to prior acquisition	0	236	236
Sale of subsidiary to parent	0	(14,308)	(14,308)

Balance as of December 31, 2006	$32,007	$43,523	$75,530

The $32.0 million increase in 2006 in goodwill in the Acquisitions segment is related to the Chase Insurance Group acquisition discussed in Note 3. The $18.8 million increase in 2006 in goodwill in the Asset Protection segment is related to the Western General acquisition discussed in Note 3. Goodwill also increased by $0.2 million and $2.8 million in the Asset Protection segment in 2006 and 2005, respectively, due to a contingent payment related to the purchase of a small subsidiary in a prior year. Additionally, during 2006, First Protection Company sold all of the outstanding stock of First Protection Corporation to PLC (see Note 14) which decreased goodwill in the Asset Protection Segment by $14.3 million.

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

In July 2003, AcSEC issued Statement of Position 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). SOP 03-1 provides guidance related to the establishment of reserves for benefit guarantees provided under certain long-duration contracts, as well as the accounting for mortality benefits provided in certain universal life products. In addition, it addresses the capitalization and amortization of sales inducements to contract holders. The SOP was effective January 1, 2004, and was adopted through an adjustment for the cumulative effect of change in accounting principle amounting to $15.8 million (net of $8.5 million income tax).

The Company issues variable universal life and variable annuity products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for its variable annuity products, various account value guarantees upon death. The most significant of these guarantees involve (a) return of the highest anniversary date account value, or (b) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest. The guaranteed minimum death benefit (“GMDB”) reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

performance of 8.5%, mortality at 65% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table, lapse rates ranging from 2%-20% (depending on product type and duration), and an average discount rate of 6.5%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The variable annuity separate account balances subject to GMDB were $2.8 billion at December 31, 2006. The total guaranteed amount payable based on variable annuity account balances at December 31, 2006, was $120.7 million (including $93.9 million in the Annuities segment and $26.8 million in the Acquisitions segment), with a GMDB reserve of $2.2 million (including $1.8 million in the Annuities segment and $0.4 million in the Acquisitions segment). These amounts exclude the variable annuity business of the Chase Insurance Group which has been 100% reinsured to Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) (“CALIC”), under a modified coinsurance (“Modco”) agreement. The guaranteed amount payable and GMDB reserve associated with these annuities are $69.3 million and $3.1 million, respectively, and are included in the Acquisitions segment. The average attained age of contract holders at December 31, 2006 was 66.

Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) for the years ended December 31 was as follows:

	2006	2005	2004
Beginning balance	$2,437	$5,020	$5,895
Incurred guarantee benefits	1,630	184	3,179
Paid guarantee benefits	1,916	2,767	4,054

Ending balance	$2,151	$2,437	$5,020

Account balances of variable annuities with guarantees invested in variable annuity separate accounts as of December 31 were as follows:

	2006	2005
Equity mutual funds	$2,508,422	$2,151,288
Fixed income mutual funds	241,707	225,836

Total	$2,750,129	$2,377,124

Certain of the Company’s fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit (“RIC”). In addition, certain variable annuity contracts provide a sales inducement in the form of a bonus interest credit. In accordance with SOP 03-1, the Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company’s deferred sales inducement asset for the years ended December 31 was as follows:

	2006	2005	2004
Deferred asset, beginning of period	$39,311	$28,618	$27,713
Amounts deferred	30,124	17,182	12,597
Amortization	(10,395)	(6,489)	(11,692)

Deferred asset, end of period	$59,040	$39,311	$28,618

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

8. REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance, the Company reinsures a proportionate part of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies.

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. At December 31, 2006, the Company had reinsured approximately 79.6% of the face value of its life insurance in force. The Company had reinsured approximately 33.9% of the face value of its life insurance in force with the following three reinsurers:

•	Swiss Re Life & Health America Inc.

•	Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

•	Security Life of Denver Insurance Co. (currently administered by Scottish Re)

These reinsurers had a minimum Standard & Poor’s rating of AA- and a minimum A. M. Best rating of A+ as of December 31, 2006. The Company has not experienced any credit losses for the years ended December 31, 2006, 2005, or 2004 related to these reinsurers. The Company sets a limit on the amount of insurance retained on the life of any one person. In 2005, the Company increased its retention for certain newly issued traditional life products from $500,000 to $1,000,000 on any one life. The Company’s maximum retention for newly issued universal life products is $1,000,000.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force as of December 31:

	2006	2005	2004
Direct life insurance in-force	$700,268	$443,923	$379,589
Amounts assumed from other companies	24,226	23,211	29,448
Amounts ceded to other companies	(576,791)	(393,605)	(354,016)

Net life insurance in-force	$147,703	$73,529	$55,021

Percentage of amount assumed to net	16%	32%	54%

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

8. REINSURANCE (continued)

The following table reflects the effect of reinsurance on life insurance premiums written and earned for the years ended December 31:

	2006	2005	2004
Direct premiums	$1,739	$1,370	$1,219
Reinsurance assumed	192	222	220
Reinsurance ceded	(1,211)	(1,065)	(960)

Net premiums	$720	$527	$479

Percentage of amount assumed to net	27%	42%	46%

The Company has also reinsured accident and health risks representing $41.4 million, $43.9 million, and $60.6 million of premium income, while it has assumed accident and health risks representing $4.4 million, $4.1 million, and $25.5 million of premium income for 2006, 2005, and 2004, respectively. In addition, the Company reinsured property and casualty risks representing $191.3 million, $118.3 million, and $122.4 million of premium income, while it assumed property and casualty risks representing $100.8 million, $13.4 million, and $27.6 million of premium income for 2006, 2005, and 2004, respectively.

In 2006 and 2005, policy and claim reserves relating to insurance ceded of $4.5 billion and $3.0 billion, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 2006 and 2005, the Company had paid $51.7 million and $57.7 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2006 and 2005, the Company had receivables of $65.7 million and $66.6 million, respectively, related to insurance assumed.

During 2006, the Company recorded $27.1 million of bad debt charges related to its Lender’s Indemnity product line. The bad debt charges recorded by the Company followed the bankruptcy filing related to CENTRIX Financial LLC (“CENTRIX”), the originator and servicer of the business, and is the result of the Company’s assessment, based in part on facts discovered by an audit after the bankruptcy filing, of the inability of CENTRIX and an affiliated reinsurer to meet their obligations under the program. The product guarantees to the lender, primarily credit unions, the difference between a value calculated based on the estimated or actual market value of a vehicle and the outstanding balance of a loan in the event the vehicle is repossessed or sold because the loan is in default. The Company ceased offering the Lender’s Indemnity product in 2003. In the short term, CENTRIX is expected to continue to operate as debtor in possession and service the outstanding loans. The Company has increased reserves for the remaining business based on the expectation that the frequency and severity of losses will be greater than previously assumed. These assumptions will be analyzed and updated as the business continues to run off, which will essentially be complete by 2008.

9. DEBT AND OTHER OBLIGATIONS

Liabilities Related to Variable Interest Entities

In accordance with FIN 46, the Company consolidates a real estate investment company. The $20.4 million and $42.6 million of notes payable reported on the balance sheet as “liabilities related to variable interest entities” at December 31, 2006 and 2005, respectively, represent notes payable owed by this entity consolidated under FIN 46, and are not the legal obligations of the Company. These obligations will be repaid with cash flows generated by the separate entity’s operations.

Non-Recourse Funding Obligations

Golden Gate Captive Insurance Company (“Golden Gate”), a special purpose financial captive insurance company wholly owned by the Company, has $425 million of non-recourse funding obligations outstanding at

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

9. DEBT AND OTHER OBLIGATIONS (continued)

December 31, 2006, which bear a floating rate of interest (6.6% at December 31, 2006) and mature in 2037. These non-recourse funding obligations were issued under a surplus notes facility established with certain purchasers through which Golden Gate may issue up to an aggregate of $600 million of non-recourse funding obligations through June 2007. The non-recourse funding obligations are direct financial obligations of Golden Gate and are not guaranteed by the Company or PLC. The non-recourse obligations are represented by surplus notes that were issued to fund statutory reserves required by the Valuation of Life Insurance Policies Regulation (“Regulation XXX”). Any payment of principal of, including by redemption, or interest on the notes may only be made with the prior approval of the Director of Insurance of the State of South Carolina in accordance with the terms of its licensing order and in accordance with applicable law. Under the terms of the notes, the holders of the notes cannot require repayment from PLC, the Company, or any of PLC’s other subsidiaries, other than Golden Gate, the direct issuer of the notes, although PLC has agreed to indemnify Golden Gate for certain costs and obligations (which obligations do not include payment of principle and interest on the notes). In addition, PLC has entered into certain support agreements with Golden Gate obligating PLC to make capital contributions to Golden Gate or provide support related to certain of Golden Gate’s expenses and in certain circumstances, to collateralize certain of PLC’s obligations to Golden Gate.

Other Obligations

The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another’s behalf. Receivables and payables among affiliates are generally settled monthly.

Interest Expense

Interest expense on debt and other obligations totaled $20.3 million, $10.6 million, and $5.5 million in 2006, 2005, and 2004, respectively.

10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases administrative and marketing office space in approximately 22 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $7.7 million. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
2007	$7,668
2008	7,084
2009	6,358
2010	5,637
2011	4,412
Thereafter	10,032

Additionally, the Company leases a building contiguous to its home office. The original lease was due to expire in February 2007, and in January 2007, this lease was renegotiated and the maturity date extended to January 2014. Lease payments are expected to approximate $4.4 million in 2007. At the end of the lease term, the Company may purchase the building for approximately $75 million.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

10. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company, like other financial service companies, in the ordinary course of business, is involved in such litigation and in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

11. SHARE-OWNER’S EQUITY AND STOCK-BASED COMPENSATION

PLC owns all of the 2,000 shares of preferred stock issued by the Company’s subsidiary, Protective Life and Annuity Insurance Company (“PL&A”). The stock pays, when and if declared, noncumulative participating dividends to the extent PL&A’s statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2006, 2005, and 2004, PL&A paid no dividends to PLC on its preferred stock.

PLC has an Employee Stock Ownership Plan (“ESOP”). On December 1, 1990, the Company transferred to the ESOP 520,000 shares of PLC’s common stock held by it in exchange for a note. The outstanding balance of the note, $1.4 million at December 31, 2006, is accounted for as a reduction to share-owner’s equity. The stock is used to match employee contributions to PLC’s 401(k) and Stock Ownership Plan (“401(k) Plan”) and to provide other employee benefits. The ESOP shares are dividend paying, and dividends are used to pay the ESOP’s note to the Company.

Since 1973, PLC has had stock-based incentive plans to motivate management to focus on PLC’s long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 2003, up to 6,500,000 PLC shares may be issued in payment of awards. Certain Company employees participate in PLC’s stock-based incentive plans and receive stock appreciation rights (“SARs”) from PLC.

The criteria for payment of performance awards is based primarily upon a comparison of PLC’s average return on average equity (for 2005 and 2006 awards) or average return on average equity and total rate of return over a four-year period for previous awards (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, upon a change in control of PLC) to that of a comparison group of publicly held life and multi-line insurance companies. If PLC’s results are below the median of the comparison group (40th percentile for 2005 and 2006 awards), no portion of the award is earned. If PLC’s results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of PLC Common Stock.

Performance shares and performance-based stock appreciation rights (“P-SARs”) awarded in 2006, 2005, 2004, 2003, and 2002, and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	Estimated Fair Value
2006	136,030	$6,500
2005	120,540	4,600
2004	125,670	4,600
2003	148,730	3,900
2002	192,360	5,700

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

11. SHARE-OWNER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

Performance shares are equivalent in value to one share of PLC Common Stock times the award earned percentage payout. In the past, the Company has also issued performance-based stock appreciation rights (“P- SARs”). P-SARs convert to the equivalent of one SAR if earned times the award percentage payout. The P-SARs, once converted to SARs, expire 10 years after the grant date. At December 31, 2006, the total outstanding performance shares related to these performance-based plans measured at maximum payouts were 716,910 shares.

Between 1996 and 2006, SARs were granted (in addition to the P-SARs discussed above) to certain officers of PLC to provide long-term incentive compensation based solely on the performance of PLC’s Common Stock. The SARs are exercisable either in four equal annual installments beginning one year after the date of grant or after five years depending on the terms of the grant (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of PLC) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2004, 2005, and 2006 is as follows:

	Weighted Average Base Price	No. of SARs
Balance at December 31, 2003	$23.91	1,617,161
P-SARs converted	22.31	401,818
SARs exercised	18.68	(451,036)

Balance at December 31, 2004	25.01	1,567,943

SARs granted	41.05	119,400
SARs exercised	21.19	(220,133)

Balance at December 31, 2005	26.89	1,467,210

SARs granted	47.36	81,970
SARs exercised/forfeited	23.99	(393,234)

Balance at December 31, 2006	29.33	1,155,946

The outstanding SARs at December 31, 2006, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$22.31	498,276	4	498,276
31.29	2,500	5	2,500
32.00	405,000	6	0
26.49	65,000	7	0
41.05	111,700	9	18,350
48.60	38,400	10	9,600
45.70	35,070	10	0

The SARs issued in 2005 and 2006 had estimated fair values at grant date of $1.7 million and $1.0 million, respectively. These fair values were estimated using a Black-Scholes option pricing model. The assumptions used in this pricing model varied depending on the vesting period of awards. Assumptions used in the model for the 2005 SARs were as follows: expected volatility ranged from 24.1% to 31.9%, a risk-free interest rate ranging from 4.1% to 4.3%, a dividend rate of 2%, and the expected exercise date ranged from 2010 to 2014. Assumptions used in the model for the 2006 SARs were as follows: expected volatility ranged from 15.5% to 32.5%, the risk-free interest rate ranged from 4.6% to 5.0%, a dividend rate of 1.7%, a zero forfeiture rate, and the expected exercise date ranged from 2011 to 2014. The Company will pay an amount in stock equal to the difference between the specified base price of the Company’s Common Stock and the market value at the exercise date for each SAR.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

11. SHARE-OWNER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

Additionally during 2006, PLC issued 6,500 restricted stock units at a fair value of $45.70 per unit. These awards, with a total fair value of $0.3 million, vest over a three year period.

PLC recognizes all stock based compensation expense over the related service period of the award, or earlier for retirement eligible employees. The expense recorded by PLC for its stock-based compensation plans was $0.5 million, $6.1 million, and $4.8 million in 2006, 2005, and 2004, respectively. PLC’s obligations of its stock-based compensation plans that are expected to be settled in shares of PLC’s Common Stock are reported as a component of PLC’s share-owners’ equity, net of deferred taxes.

At December 31, 2006, approximately $2.1 billion of consolidated share-owner’s equity, excluding net unrealized gains on investments, represented net assets of the Company and its subsidiaries that cannot be transferred to PLC in the form of dividends, loans, or advances. In addition, the Company and its subsidiaries are subject to various state statutory and regulatory restrictions on their ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by the Company in 2007 is estimated to be $446.7 million.

12. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan and Unfunded Excess Benefits Plan

PLC sponsors a defined benefit pension plan covering substantially all of its employees, including the Company’s employees. The plan is not separable by affiliates participating in the plan. Benefits are based on years of service and the employee’s highest thirty-six consecutive months of compensation. PLC’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. As a result of this plan’s funded status at December 31, 2006, PLC expects that no funding will be required in 2007. PLC has not yet determined what amount, if any, it will fund in 2007.

PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. PLC estimates that it will contribute $1.2 million to this plan in 2007.

As discussed in Note 2, in September 2006, the FASB issued SFAS 158, which requires that the funded status of defined benefit postretirement plans be fully recognized on the statement of financial position, and requires the recognition of changes in the funded status of such plans in the year in which the changes occur through comprehensive income. SFAS 158 was adopted prospectively by PLC as of December 31, 2006, and as a result, prior periods were not restated. The adoption of this standard resulted in a net fund asset of $5.8 million related to PLC’s defined benefit pension plan and a net fund liability of $25.2 million related to its unfunded excess benefits plan as of December 31, 2006.

PLC uses a December 31 measurement date for all its plans. The following table presents the benefit obligation, fair value of plan assets, and the funded status of the PLC’s defined benefit pension plan and unfunded excess benefits plan at December 31. This table also includes the amounts not yet recognized as components of net periodic pension costs as of December 31.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

12. EMPLOYEE BENEFIT PLANS (continued)

	Defined Benefit Pension Plan		Unfunded Excess Benefits Plan
	2006	2005	2006	2005
Change in projected benefit obligation:
Benefit obligation at beginning of year	$111,295	$97,399	$23,810	$21,566
Service cost	7,774	5,950	771	630
Interest cost	6,731	5,922	1,424	1,275
Actuarial (gain) or loss	(4,059)	4,041	489	1,616
Benefits paid	(2,327)	(2,017)	(1,274)	(1,277)

Benefit obligation at end of year	$119,414	$111,295	$25,220	$23,810

Change in plan assets:
Fair value of plan assets at beginning of year	$113,721	$99,890	$0	$0
Actual return on plan assets	13,784	5,993	0	0
Employer contributions	0	9,855	1,274	1,277
Benefits paid	(2,327)	(2,017)	(1,274)	(1,277)

Fair value of plan assets at end of year	$125,178	$113,721	$0	$0

Reconciliation of Funded Status—Before SFAS 158:
Funded status	$5,764	$2,426	$(25,220)	$(23,810)
Unrecognized net actuarial loss	28,640	39,828	6,424	6,479
Unrecognized prior service cost	1,048	1,244	0	0

Prepaid (accrued) benefit cost	$35,452	$43,498	$(18,796)	$(17,331)

Amounts Recognized in the Balance Sheet:
Prepaid (accrued) benefit cost	$35,452	$43,498	$(22,771)	$(20,783)
Accumulated other comprehensive income	0	0	3,975	3,452

Net amount recognized	$35,452	$43,498	$(18,796)	$(17,331)

Increase in minimum liability included in other comprehensive income	$0	$0	$522	$1,772

Accumulated benefit obligation	$101,097	$93,360	$22,771	$20,783
Fair value of assets	$125,178	$113,721	$0	$0

Unfunded accumulated benefit obligation	$0	$0	$(22,771)	$(20,783)

After Reflecting SFAS 158:
Funded status	$5,764	$2,426	$(25,220)	$(23,810)

Amounts Recognized in the Balance Sheet:
Other assets	$5,764	N/A	$0	N/A
Other liabilities	$0	N/A	$(25,220)	N/A

Amounts Recognized in Accumulated Other Comprehensive Income:
Net actuarial loss	$28,640	N/A	$6,424	N/A
Prior service cost	1,048	N/A	0	N/A

Net transition asset	$29,688	N/A	$6,424	N/A

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

12. EMPLOYEE BENEFIT PLANS (continued)

Weighted-average assumptions used to determine the benefit obligations as of December 31 were as follows:

	Defined Benefit Pension Plan		Unfunded Excess Benefits Plan
	2006	2005	2006	2005
Discount rate	5.90%	5.63%	5.90%	5.63%
Rate of compensation increase	3.75	3.75	4.75	4.75

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefits Plan
	2006	2005	2004	2006	2005	2004
Discount rate	5.63%	5.75%	6.25%	5.63%	5.75%	6.25%
Rates of compensation increase	3.75	3.75	4.00	4.75	4.75	5.00
Expected long-term return on plan assets	8.25	8.25	8.50	N/A	N/A	N/A

Components of the net periodic benefit cost for the years ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefits Plan
	2006	2005	2004	2006	2005	2004
Service cost—Benefits earned during the period	$7,774	$5,950	$5,408	$771	$629	$542
Interest cost on projected benefit obligation	6,731	5,922	5,506	1,424	1,276	1,302
Expected return on plan assets	(9,647)	(8,371)	(6,864)	0	0	0
Amortization of prior service cost	196	214	214	0	14	16
Amortization of actuarial losses	2,992	2,647	1,920	544	372	309

Net periodic benefit cost	$8,046	$6,362	$6,184	$2,739	$2,291	$2,169

The estimated net actuarial loss, prior service cost, and transition obligation for these plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2007 are as follows:

	Defined Benefit Pension Plan	Unfunded Excess Benefits Plan
Net actuarial loss	$2,100	$401
Prior service cost	186	0
Transition Obligation	0	0

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

12. EMPLOYEE BENEFIT PLANS (continued)

Plan assets of the defined benefit pension plan by category as of December 31 were as follows:

Asset Category	Target Allocation for 2007	2006	2005
Cash and cash equivalents	2.0%	2.8%	1.3%
Equity securities	60.0	68.2	67.6
Fixed income	38.0	29.0	31.1

Total	100.0%	100.0%	100.0%

Prior to July 1999, upon an employee’s retirement, a distribution from pension plan assets was used to purchase a single premium annuity from the Company in the retiree’s name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, PLC includes reserves for pre-July 1999 retirees. Based on historical data of the domestic equity markets and PLC’s group annuity investments, the plan’s target asset allocation would be expected to earn annualized returns in excess of 9% per year. In arriving at the plan’s 8.25% expected rate of return, PLC has adjusted this historical data to reflect lower expectations for equity returns. The plan’s equity assets are invested in a domestic equity index collective trust managed by Northern Trust Corporation. The plan’s cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan’s fixed income assets are invested in a group annuity contract with PLC.

PLC’s investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans’ actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The plan’s equity assets are invested in a domestic equity index collective trust managed by Northern Trust Corporation. The plan’s cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan’s fixed income assets are invested in a group annuity contract with the Company.

Estimated future benefit payments under the defined benefit pension plan are as follows:

Year	Defined Benefit Pension Plan	Unfunded Excess Benefits Plan
2007	$2,323	$1,232
2008	2,759	1,290
2009	3,124	1,329
2010	3,687	1,400
2011	4,296	1,439
2012-2016	33,563	8,614

Other Postretirement Benefits

In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. This benefit has no material effect on PLC’s consolidated financial statements. For a closed group of retirees over age 65, PLC provides a prescription drug benefit. At December 31, 2006 and 2005, PLC’s liability related to this benefit was

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

12. EMPLOYEE BENEFIT PLANS (continued)

$0.1 million and $0.2 million, respectively. PLC’s obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

Life insurance benefits for retirees from $9,000 up to a maximum of $75,000 are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance.

401(k) Retirement Plan

PLC sponsors a defined contribution retirement plan (the “401(k) Plan”) which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. Employees may contribute up to 25% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service ($15,000 for 2006). PLC matches employee contributions dollar for dollar up to a maximum of 4% of an employee’s pay per year per person. All matching contributions vest immediately. If PLC’s financial performance achieves certain goals set by PLC’s Board of Directors, certain employees who are not otherwise under a bonus or sales incentive plan may receive an extra profit sharing contribution in stock of up to 3% of base pay. Eligible employees may receive this contribution even if they are not contributing their own money to the 401 (k) Plan.

PLC has established an Employee Stock Ownership Plan (“ESOP”) to match voluntary employee contributions to PLC’s 401(k) Plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP’s note payable to the Company less dividends on shares held by the ESOP. All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share. At December 31, 2006, PLC had committed approximately 105,000 shares (approximately 100,000 shares to be released from the ESOP and 5,000 shares to be reissued from treasury) to fund the 401(k) Plan match. The expense recorded by PLC for these employee benefits was $1.1 million, $1.9 million, and $2.0 million in 2006, 2005, and 2004, respectively.

Effective as of January 1, 2005, PLC adopted a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The first allocations under this program were made in early 2006, with respect to the 2005 plan year. The expense recorded by the Company for this employee benefit was $0.4 million and $0.3 million, respectively, in 2006 and 2005.

Deferred Compensation Plan

PLC has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, mutual funds, Common Stock equivalents, or a combination thereof. PLC may, from time to time, reissue treasury shares or buy in the open market shares of Common Stock to fulfill its obligation under the plans. At December 31, 2006, the plans had 1,047,699 shares of Common Stock equivalents credited to participants. PLC’s obligations related to its deferred compensation plans are reported in other liabilities, unless they are to be settled in shares of the PLC’s Common Stock, in which case they are reported as a component of share-owners’ equity.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

13. INCOME TAXES

The Company’s effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2006	2005	2004
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Dividends received deduction and tax-exempt income	(1.7)	(1.7)	(1.5)
Intercompany gain on sale of affiliate	1.6	0.0	0.0
Other	1.2	0.1	1.8
State income taxes	.8	1.4	0.6

Effective income tax rate	36.9%	34.8%	35.9%

The provision for federal income tax in these financial statements differs from the amounts of income tax expense per the income tax returns for the same years due to certain revenue and expense items that are reported in these statements in years that are different from the years in which they are reported in the returns.

The components of the Company’s income tax expense related to income before the cumulative effect of a change in accounting principle for the years ended December 31 are as follows:

	2006	2005	2004
Income tax expense per the income tax returns:
Federal	$19,888	$16,318	$110,957
State	(620)	2,717	3,305

Total current	$19,268	$19,035	$114,262

Deferred income tax expense:
Federal	$130,009	$103,187	$18,964
State	5,588	3,337	0

Total deferred	$135,597	$106,524	$18,964

During the year ended December 31, 2004, the Company adopted SOP 03-1 and recognized a deferred tax benefit of approximately $8,508. This amount was included in the Company’s cumulative effect of a change in accounting principle of $(15,801). This benefit, when combined with the $18,964 of deferred income tax expense above, resulted in a total deferred income tax expense in 2004 of $10,456.

The components of the Company’s net deferred income tax liability as of December 31 were as follows:

	2006	2005
Deferred income tax assets:
Policy and policyholder liability reserves	$549,910	$387,757
Intercompany losses	34,658	31,924
Deferred compensation	4,725	8,923

	589,293	428,604

Deferred income tax liabilities:
Deferred policy acquisition costs	890,481	684,758
Unrealized gains on investments	6,923	28,797
Other	73,740	5,280

	971,144	718,835

Net deferred income tax liability	$381,851	$290,231

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

13. INCOME TAXES (continued)

Under pre-1984 U.S. tax law, a significant amount of the Company’s taxable income was not currently taxed. Instead, it was accumulated in a memorandum, or policyholders’ surplus, account. Such income was subject to taxation only when it was either distributed or accumulated in excess of certain prescribed limits. The $70.5 million balance in the Company’s policyholders’ surplus account as of December 31, 2003 has been carried forward without change since that date. Legislation was enacted in 2004 which permitted a life insurance company to reduce, during 2005 and 2006, its policyholders’ surplus account balances without such reductions being subject to taxation. During 2006, the Company followed this legislation and reduced its policyholders’ surplus account balances to zero.

The Company’s income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations. At December 31, 2006 and 2005, $(125.4) million and $(78.3) million, respectively, were (due from)/payable to PLC for income tax liabilities.

14. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information for the years ended December 31:

	2006	2005	2004
Cash paid during the year:
Interest on debt	$19,899	$10,497	$3,414
Income taxes	81,193	112,688	145,515
Noncash investing and financing activities:
Common dividend	54,090	0	0
Change in collateral for securities lending transactions	105,310	(195,175)	214,824
Capital contributions from PLC	21,464	0	1,985

During the fourth quarter of 2006, the Company received, through a series of dividends from its direct and indirect wholly-owned subsidiaries, Lyndon Insurance Group, Inc. and First Protection Company, a promissory note in the principal amount of $54.0 million. This promissory note arose out of the sale, at fair market value, by First Protection Company to PLC all of the outstanding stock of First Protection Corporation. This created an increase in additional paid-in capital for the Company of $21.4 million. Subsequent to the receipt of this dividend, the Company declared and paid an ordinary dividend in the form of the $54.1 million note, including accrued interest to its sole shareholder, PLC.

15. RELATED PARTY TRANSACTIONS

The Company leases furnished office space and computers to affiliates. Lease revenues were $2.9 million in 2006, $0.2 million in 2005, and $5.6 million in 2004. The Company purchases data processing, legal, investment and management services from affiliates. The costs of such services were $33.1 million, $101.7 million, and $100.8 million in 2006, 2005, and 2004, respectively. Commissions paid to affiliated marketing organizations of $0.4 million, $0.1 million, and $3.2 million, in 2006, 2005, and 2004, respectively, were included in deferred policy acquisition costs.

Certain corporations with which PLC’s directors were affiliated paid the Company premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $10.2 million, $9.0 million, and $10.5 million in 2006, 2005, and 2004, respectively. The Company and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $2.8 million, $2.2 million, and $2.6 million in 2006, 2005, and 2004, respectively.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

16. STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with U.S. GAAP differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners’ equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners’ equity; (e) furniture and equipment, agents’ debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost.

Statutory net income of the Company amounted to $451.5 million, $41.6 million, and $235.8 million for the years ended December 31, 2006, 2005, and 2004, respectively. Statutory capital and surplus of Protective Life amounted to $1,388.4 million and $1,379.6 million at December 31, 2006 and 2005, respectively.

As of December 31, 2006, the Company’s insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $62.3 million.

17. ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31 are as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets (see Notes 2 and 4):
Investments:
Fixed maturities	$20,923,891	$20,923,891	$15,037,225	$15,037,225
Equity securities	80,108	80,108	85,340	85,340
Mortgage loans on real estate	3,880,028	3,981,898	3,287,745	3,422,808
Short-term investments	1,366,467	1,366,467	755,805	755,805
Cash	37,419	37,419	52,086	52,086
Liabilities (see Notes 2 and 7):
Stable value product account balances	5,513,464	5,511,717	6,057,721	6,004,310
Annuity account balances	8,958,089	8,717,755	3,388,005	3,327,309
Other (see Note 2):
Derivative financial instruments	61,874	61,874	71,241	71,241

Except as noted below, fair values were estimated using quoted market prices.

The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date. The Company believes the fair value of its short-term investments and notes payable to banks approximates book value due to being either short-term or having a variable rate of interest. The Company also believes the fair value of its non-recourse funding obligations approximate book value.

The Company estimates the fair value of its stable value products and annuities using discounted cash flows and surrender values, respectively.

The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

17. ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The Company estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair values represent the net amount of cash the Company would have received (or paid) had the contracts been terminated on December 31.

18. OPERATING SEGMENTS

The Company operates several business segments each having a strategic focus. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

•

The Life Marketing segment markets level premium term insurance (“traditional”), universal life (“UL”), variable universal life, and bank owned life insurance (“BOLI”) products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and direct marketing channels, and independent marketing organizations.

•

The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment’s primary focus is on life insurance policies and annuity products that were sold to individuals.

•

The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and independent agents and brokers.

•

The Stable Value Products segment sells guaranteed funding agreements (“GFAs”) to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Additionally, the segment markets guaranteed investment contracts (“GICs”) to 401(k) and other qualified retirement savings plans.

•

The Asset Protection segment primarily markets extended service contracts and credit life and disability insurance to protect consumers’ investments in automobiles, watercraft, and recreational vehicles (“RV”). In addition, the segment markets an inventory protection product (“IPP”) and a guaranteed asset protection (“GAP”) product.

The Company has an additional segment referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on debt). This segment also includes earnings from several non-strategic lines of business (mostly cancer insurance, residual value insurance, surety insurance, and group annuities), various investment-related transactions, and the operations of several small subsidiaries. The surety and residual value insurance lines were moved from the Asset Protection segment to Corporate and Other in 2004, and prior period segment data has been restated to reflect the change.

The Company uses the same accounting policies and procedures to measure segment operating income and assets as it uses to measure its consolidated net income and assets. Segment operating income is generally income before income tax excluding net realized investment gains and losses (net of the related amortization of DAC/VOBA and participating income from real estate ventures), and the cumulative effect of change in accounting principle. Periodic settlements of derivatives associated with corporate debt and certain investments and annuity products are included in realized gains and losses but are considered part of operating income because the derivatives are used to mitigate risk in items affecting consolidated and segment operating income. Segment operating income represents the basis on which the performance of the Company’s business is internally assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC/VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

18. OPERATING SEGMENTS (continued)

appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

There are no significant intersegment transactions.

The following tables summarize financial information for the Company’s segments. Asset adjustments represent the inclusion of assets related to discontinued operations.

	2006	2005	2004
Revenues
Life Marketing	$732,179	$550,517	$446,534
Acquisitions	706,650	411,610	439,103
Annuities	267,836	287,844	257,059
Stable Value Products	326,814	294,650	281,409
Asset Protection	301,679	263,280	274,095
Corporate and Other	148,399	129,132	118,460

Total revenues	$2,483,557	$1,937,033	$1,816,660

Segment operating income
Life Marketing	$172,247	$161,858	$163,177
Acquisitions	104,534	80,721	87,268
Annuities	23,014	30,792	15,279
Stable Value Products	47,073	54,798	53,159
Asset Protection	7,788	23,991	18,628
Corporate and Other	4,761	39,056	13,637

Total segment operating income	359,417	391,216	351,148

Realized investment gains (losses)—investments(1)	79,166	4,344	23,836
Realized investment gains (losses)—derivatives(2)	(18,835)	(34,345)	(3,821)
Income tax expense	(154,865)	(125,559)	(133,226)

Net income before cumulative effect of change in accounting principle	264,883	235,656	237,937
Cumulative effect of change in accounting principle	0	0	(15,801)

Net income	$264,883	$235,656	$222,136

(1) Realized investment gains (losses)—investments	$101,864	$37,934	$30,771
Less participating income from real estate ventures	13,494	8,684	0
Less related amortization of DAC	9,204	24,906	6,935

	$79,166	$4,344	$23,836

(2) Realized investment gains (losses)—derivatives	$(21,555)	$(31,819)	$2,726
Less settlements on certain interest rate swaps	27	2,877	6,547
Less derivative losses related to certain annuities	(2,747)	(351)	0

	$(18,835)	$(34,345)	$(3,821)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

18. OPERATING SEGMENTS (continued)

	2006	2005	2004
Net investment income
Life Marketing	$306,898	$260,914	$237,049
Acquisitions	413,636	223,201	232,499
Annuities	225,063	218,678	210,886
Stable Value Products	325,653	310,715	268,184
Asset Protection	31,054	31,221	30,841
Corporate and Other	50,128	83,191	49,747

Total net investment income	$1,352,432	$1,127,920	$1,029,206

Amortization of deferred policy acquisition costs and value of businesses acquired
Life Marketing	$60,227	$55,688	$58,970
Acquisitions	58,814	27,072	28,652
Annuities	27,872	37,512	32,271
Stable Value Products	4,438	4,694	3,480
Asset Protection	77,383	68,623	72,273
Corporate and Other	3,388	4,064	4,484

Total amortization of deferred policy acquisition costs	$232,122	$197,653	$200,130

	Operating Segment Assets December 31, 2006
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$8,017,839	$10,650,928	$8,138,182	$5,369,107
Deferred policy acquisition costs and value of businesses acquired	1,846,015	925,218	261,826	16,603
Goodwill	0	32,008	0	0

Total assets	$9,863,854	$11,608,154	$8,400,008	$5,385,710

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$870,383	$2,782,346	$33,545	$35,862,330
Deferred policy acquisition costs and value of businesses acquired	146,809	23,526	0	3,219,997
Goodwill	43,522	0	0	75,530

Total assets	$1,060,714	$2,805,872	$33,545	$39,157,857

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

18. OPERATING SEGMENTS (continued)

	Operating Segment Assets December 31, 2005
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$7,205,218	$3,940,294	$6,062,542	$5,959,112
Deferred policy acquisition costs and value of businesses acquired	1,584,121	304,837	128,930	19,102
Goodwill	0	0	0	0

Total assets	$8,789,339	$4,245,131	$6,191,472	$5,978,214

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$718,389	$2,172,036	$38,110	$26,095,701
Deferred policy acquisition costs and value of businesses acquired	159,740	7,381	0	2,204,111
Goodwill	38,782	0	0	38,782

Total assets	$916,911	$2,179,417	$38,110	$28,338,594

19. CONSOLIDATED QUARTERLY RESULTS—UNAUDITED

The Company’s unaudited consolidated quarterly operating data for the years ended December 31, 2006 and 2005 are presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management’s opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in share-owners’ equity, and cash flows for a period of several quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Premiums and policy fees	$480,748	$489,650	$602,294	$743,902
Reinsurance ceded	(249,086)	(286,293)	(331,259)	(496,084)

Net of reinsurance ceded	231,662	203,357	271,035	247,818
Net investment income	282,452	284,972	392,407	392,601
Realized investment gains (losses)	23,339	15,364	13,004	28,602
Other income	17,428	20,982	30,168	28,366

Total revenues	554,881	524,675	706,614	697,387
Benefits and expenses	445,806	414,224	634,814	568,964

Income before income tax	109,075	110,451	71,800	128,423
Income tax expense	39,267	37,750	25,760	52,088

Net income	$69,808	$72,701	$46,040	$76,335

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All dollar amounts in tables are in thousands)

19. CONSOLIDATED QUARTERLY RESULTS—UNAUDITED (continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2005
Premiums and policy fees	$466,705	$482,790	$458,031	$472,394
Reinsurance ceded	(279,534)	(309,438)	(251,423)	(303,593)

Net of reinsurance ceded	187,171	173,352	206,608	168,801
Net investment income	275,695	269,161	293,524	289,540
Realized investment gains (losses)	22,030	(23,569)	8,999	(1,345)
Other income	14,211	16,661	18,462	17,732

Total revenues	499,107	435,605	527,593	474,728
Benefits and expenses	407,987	371,239	428,451	368,141

Income before income tax	91,120	64,366	99,142	106,587
Income tax expense	31,409	21,674	33,465	39,011

Net income	$59,711	$42,692	$65,677	$67,576

SCHEDULE II—CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

STATEMENTS OF INCOME

PROTECTIVE LIFE INSURANCE COMPANY

(Parent Company)

	Years Ended December 31
	2006	2005	2004
	(Dollars in thousands)
Revenues
Premiums and policy fees	$406,115	$400,054	$424,914
Dividends from subsidiaries*	199,638	23,649	27,183
Net investment income	864,750	875,516	786,410
Realized investment gains (losses)	43,346	(1,228)	36,053
Other income	10,904	3,902	8,285

Total revenues	1,524,753	1,301,893	1,282,845

Benefits and expenses
Benefits and settlement expenses	940,711	899,498	827,365
Amortization of deferred policy acquisition costs and value of businesses acquired	89,244	104,661	114,181
Other operating expenses	87,813	88,558	108,169

Total benefits and expenses	1,117,768	1,092,717	1,049,715

Income before income tax and other items below	406,985	209,176	233,130
Income tax expense	69,813	62,610	78,513

Income before equity in undistributed income of subsidiaries	337,172	146,566	154,617
Equity in undistributed income (loss) of subsidiaries*	(72,289)	89,090	83,320

Net income before cumulative effect of change in accounting principle	264,883	235,656	237,937

Cumulative effect of change in accounting principle, net of income tax	0	0	(15,801)

Net income	$264,883	$235,656	$222,136

*	Eliminated in consolidation.

See Notes to Condensed Financial Information.

SCHEDULE II—CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

BALANCE SHEETS

PROTECTIVE LIFE INSURANCE COMPANY

(Parent Company)

	December 31
	2006	2005
	(Dollars in thousands)
Assets
Investments:
Fixed maturities and equity securities	$10,345,881	$11,147,414
Mortgage loans	3,388,452	2,982,659
Investment real estate	11,111	6,968
Policy loans	370,314	376,980
Other long-term investments	313,994	288,267
Short-term investments	528,974	474,726
Investments in subsidiaries (equity method)*	2,222,764	1,670,832

Total investments	17,181,490	16,947,846
Cash	0	32,078
Accrued investment income	147,186	131,317
Accounts and premiums receivable	144,155	50,284
Reinsurance receivables	1,456,232	1,337,251
Receivables from subsidiaries*	15,864	0
Deferred policy acquisition costs and value of businesses acquired	1,172,403	1,099,950
Goodwill	348	348
Property and equipment, net	34,534	37,014
Other assets	80,597	76,438
Income tax receivable	36,278	60,276
Assets related to separate accounts	2,917,810	2,618,888

Total assets	$23,186,897	$22,391,690

Liabilities
Policy liabilities and accruals	$7,106,822	$6,573,126
Stable value product account balances	5,513,464	6,057,721
Annuity account balances	3,239,606	3,283,287
Other policyholders’ funds	170,749	128,474
Accrued expenses and other liabilities	797,892	670,713
Payables to subsidiaries*	0	8,004
Deferred income taxes	187,056	121,083
Liabilities related to separate accounts	2,917,810	2,618,888

Total liabilities	19,933,399	19,461,296

Commitments and contingent liabilities—Note 3
Share-owners’ equity
Preferred stock	2	2
Common stock	5,000	5,000
Additional paid-in capital	1,114,269	932,805
Note receivable from PLC Employee Stock Ownership Plan	(1,995)	(2,507)
Retained earnings	2,100,404	1,889,611
Accumulated other comprehensive income	35,818	105,483

Total share-owners’ equity	3,253,498	2,930,394

	$23,186,897	$22,391,690

*	Eliminated in consolidation.

See Notes to Condensed Financial Information.

SCHEDULE II—CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

STATEMENTS OF CASH FLOWS

PROTECTIVE LIFE INSURANCE COMPANY

(Parent Company)

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)
Cash flows from operating activities
Net income	$264,883	$235,656	$222,136
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses	(43,346)	1,228	(36,053)
Equity in undistributed net (income) loss of subsidiaries*	72,289	(89,090)	(83,320)
Non-cash dividend from subsidiary	(20,996)	0	0
Amortization of deferred policy acquisition costs and value of businesses acquired	89,244	104,661	114,181
Capitalization of deferred policy acquisition costs	(103,351)	(161,697)	(97,201)
Depreciation expense	9,333	10,630	10,000
Deferred income taxes	98,764	74,206	(69,340)
Accrued income taxes	23,998	(60,775)	(7,666)
Interest credited to universal life and investment products	607,770	590,957	544,253
Policy fees assessed on universal life and investment products	(319,925)	(277,502)	(272,414)
Change in reinsurance receivables	(118,981)	(26,512)	(67,301)
Change in accrued investment income and other receivables	(109,740)	(13,521)	(6,541)
Change in due to/from subsidiaries, net	(23,868)	(3,181)	9,426
Change in policy liabilities and other policyholders’ funds of traditional life and health products	174,015	82,471	72,933
Change in other liabilities	102,020	15,171	2,053
Other, net	18,563	(72,707)	(41,678)

Net cash provided by operating activities	720,672	409,995	293,468

Cash flows from investing activities
Maturities and principal reductions of investments	766,385	1,417,693	1,400,992
Sale of investments	3,898,469	4,340,251	4,451,186
Cost of investments acquired	(3,990,890)	(6,775,891)	(6,604,264)
Mortgage loans:
New borrowings	(835,134)	(738,966)	(698,463)
Repayments	418,278	420,168	408,447
Purchase of and/or additional investments in subsidiaries*	(1,090,954)	(85,854)	(1,829)
Return of capital from subsidiaries	445,847	31,340	25,505
Change in investment real estate, net	20,926	10,254	830
Change in policy loans, net	6,666	18,081	16,435
Purchase of property and equipment	(5,355)	(6,613)	(4,973)
Change in other long-term investments, net	17,849	(25,873)	(6,702)
Change in short-term investments, net	51,830	322,252	(345,644)

Net cash used in investing activities	(296,083)	(1,073,158)	(1,358,480)

Cash flows from financing activities
Capital contributions	160,000	0	68,986
Investment product and universal life deposits	1,703,247	2,531,306	2,795,181
Investment product and universal life withdrawals	(2,222,823)	(1,877,284)	(1,802,779)
Other financing activities, net	(97,091)	17,909	17,909

Net cash provided by (used in) financing activities	(456,667)	671,931	1,079,297

Increase (decrease) in cash	(32,078)	8,768	14,285

Cash at beginning of year	32,078	23,310	9,025

Cash at end of year	$0	$32,078	$23,310

*	Eliminated in consolidation.

See Notes to Condensed Financial Information.

SCHEDULE II—CONDENSED FINANCIAL INFORMATION

OF REGISTRANT

PROTECTIVE LIFE INSURANCE COMPANY

(Parent Company)

NOTES TO CONDENSED FINANCIAL INFORMATION

The Company publishes consolidated financial statements that are its primary financial statements. Therefore, this parent company condensed financial information is not intended to be the primary financial statements of the Company, and should be read in conjunction with the consolidated financial statements and notes thereto of Protective Life Insurance Company and subsidiaries.

1. ORGANIZATION AND PRESENTATION

Protective Life Insurance Company (the “Company”), a stock life insurance company, was founded in 1907 and is a wholly-owned subsidiary of Protective Life Corporation. The Company provides financial services through the production, distribution, and administration of insurance and investment products. The condensed financial statements of Protective Life Insurance Company reflect its wholly owned subsidiaries using the equity method of accounting.

2. DIVIDENDS AND RETURNS OF CAPITAL

Dividends and/or returns of capital received by the Company during the year ended December 31, 2006 amounted to $686.9 million, including $359.6 million from Chase Insurance Life and Annuity Company, $96.5 million from Lyndon Insurance Group, Inc., $78.5 million from Protective Life and Annuity Insurance Company, $67.0 million from Protective Finance Corporation, $75.0 million from West Coast Life Insurance Company, and $10.3 million from Protective Finance Corporation II. Dividends and/or returns of capital received by the Company during the year ended December 31, 2005 amounted to $55.0 million, including $15.3 million from Protective Finance Corporation II, $14.7 million from Protective Life and Annuity Insurance Company, $12.0 million from Protective Finance Corporation, $9.0 million from Lyndon Insurance Group, Inc., and $4.0 million from Western Diversified Services, Inc. Dividends and/or returns of capital received by the Company during the year ended December 31, 2004 amounted to $52.7 million, including $17.0 million from Protective Life and Annuity Insurance Company, $9.8 million from Lyndon Insurance Group, Inc., $9.3 million from Protective Finance Corporation II, $8.0 million from Western Diversified Services, Inc., $6.0 million from Western Diversified Capital Funding, and $2.6 million from Protective Finance Corporation.

3. GUARANTEES

The Company has provided liquidity support to some of its insurance subsidiaries in the form of guarantees of certain (primarily insurance) obligations. The majority of these obligations are backed by assets held in the Company’s insurance subsidiaries which the Company believes sufficiently cover the underlying obligations.

4. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
Cash paid during the year for:
Income taxes (reduced by amounts received from affiliates under a tax sharing agreement)	$(53,627)	$35,431	$123,260

Noncash investing and financing activities:
Common dividend	54,090	0	0
Change in collateral for securities lending transactions	105,310	(195,175)	214,824
Capital contributions from PLC	21,464	0	1,985
Return of capital from subsidiary in the form of stock	41,450	0	0

During the fourth quarter of 2006, the Company received, through a series of dividends from its direct and indirect wholly-owned subsidiaries, Lyndon Insurance Group, Inc. and First Protection Company, a promissory note in the principal amount of $54.0 million. This promissory note arose out of the sale, at fair market value, by First Protection Company to PLC all of the outstanding stock of First Protection Corporation. This created an increase in additional paid-in capital for the Company of $21.4 million. Subsequent to the receipt of this dividend, the Company declared and paid an ordinary dividend in the form of the $54.1 million note, including accrued interest to its sole shareholder, PLC.

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

Segment	Deferred Policy Acquisition Costs and Value of Businesses Acquired	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders’ Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs and Value of Businesses Acquired	Other Operating Expenses(1)
Year Ended December 31, 2006:
Life Marketing	$1,846,015	$7,991,847	$241,422	$67,331	$421,275	$306,898	$535,940	$60,227	$(36,235)
Acquisitions	925,218	5,954,054	248	5,055,074	258,260	413,636	494,533	58,814	26,829
Annuities	261,826	917,805	19,092	4,111,267	32,074	225,063	191,238	27,872	23,443
Stable Value Products	16,603	0	0	5,369,107	0	325,653	269,851	4,438	4,291
Asset Protection	146,809	124,840	587,608	9,519	203,983	31,054	94,210	77,383	122,298
Corporate and Other	23,526	94,301	10,804	187,391	38,280	50,128	46,845	3,388	58,444
Adjustments(2)	0	30,430	0	0	0	0	0	0	0

TOTAL	$3,219,997	$15,113,277	$859,174	$14,799,689	$953,872	$1,352,432	$1,632,617	$232,122	$199,070

Year Ended December 31, 2005:
Life Marketing	$1,584,121	$7,027,066	$130,683	$62,851	$288,568	$260,914	$392,448	$55,688	$(59,477)
Acquisitions	304,837	3,091,166	274	757,043	186,804	223,201	273,626	27,072	30,191
Annuities	128,930	760,906	11,959	2,661,224	31,810	218,678	187,791	37,512	25,675
Stable Value Products	19,102	0	0	5,959,112	0	310,715	246,134	4,694	5,089
Asset Protection	159,740	132,404	539,385	6,899	186,483	31,221	101,459	68,623	69,207
Corporate and Other	7,381	100,260	18,516	145,830	42,267	83,191	51,890	4,064	54,133
Adjustments(2)	0	35,840	69	0	0	0	0	0	0

TOTAL	$2,204,111	$11,147,642	$700,886	$9,592,959	$735,932	$1,127,920	$1,253,348	$197,653	$124,818

Year Ended December 31, 2004:
Life Marketing					$208,682	$237,049	$274,584	$58,970	$(50,197)
Acquisitions					204,332	232,499	287,356	28,652	35,827
Annuities					30,341	210,886	183,271	32,271	23,300
Stable Value Products					0	268,184	205,168	3,480	6,377
Asset Protection					207,460	30,841	120,853	72,273	62,342
Corporate and Other					47,359	49,747	45,241	4,484	51,245

TOTAL					$698,174	$1,029,206	$1,116,473	$200,130	$128,894

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

(2)	Balance Sheet adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV—REINSURANCE

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2006:
Life insurance in force	$700,267,475	$576,790,608	$24,225,953	$147,702,820	16.4%

Premiums and policy fees:
Life insurance	$1,739,220	$1,210,831	$192,176	$720,565	26.7%
Accident/health insurance	97,665	41,351	4,379	60,693	7.2
Property and liability insurance	263,050	191,279	100,843	172,614	58.4

Total	$2,099,935	$1,443,461	$297,398	$953,872

Year Ended December 31, 2005:
Life insurance in force	$443,923,068	$393,605,152	$23,210,523	$73,528,439	31.6%

Premiums and policy fees:
Life insurance	$1,294,183	$981,788	$221,756	$534,151	41.5%
Accident/health insurance	107,072	43,855	4,100	67,317	6.1
Property and liability insurance	239,455	118,345	13,354	134,464	9.9

Total	$1,640,710	$1,143,988	$239,210	$735,932

Year Ended December 31, 2004:
Life insurance in force	$379,588,512	$354,015,938	$29,448,143	$55,020,717	53.5%

Premiums and policy fees:
Life insurance	$1,200,906	$941,650	$219,917	$479,173	45.9%
Accident/health insurance	113,367	60,560	25,461	78,268	32.5
Property and liability insurance	236,048	122,441	27,604	141,211	19.5

Total	$1,550,321	$1,124,651	$272,982	$698,652

SCHEDULE V—VALUATION ACCOUNTS

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

Description	Balance at beginning of period	Additions		Deductions	Balance at end of period
		Charged to costs and expenses	Charges to other accounts
2006
Allowance for losses on commercial mortgage loans	$6,775	$0	$0	$(6,300)	$475
Bad debt reserve associated with Lender’s Indemnity product line	$0	$27,100	$0	$0	$27,100

2005
Allowance for losses on commercial mortgage loans	$3,250	$3,525	$0	$0	$6,775

APPENDIX A

STATE PREMIUM TAX CHART

	Rate of Tax
State	Qualified Plans	Non-Qualified Plans
California	0.50%*	2.35%*
Maine	2.00%	2.00%
Nevada	3.50%	3.50%
South Dakota	—	1.25%
West Virginia	1.00%	1.00%
Wyoming	—	1.00%

*	Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value. Protective Life reserves the right to deduct taxes when assessed.

A-1

APPENDIX B

CONDENSED FINANCIAL INFORMATION

The following Condensed Financial Information is derived from the financial statements of the Separate Account. The data should be read in conjunction with the financial statements, related notes and other financial information included in the Statement of Additional Information. Each table shows the unit values under Contracts with a different combination of optional benefits, including the Guaranteed Retirement Income Benefit, which is no longer offered under new Contracts. Information for the least and most expensive combinations are shown in the Prospectus under the heading “Condensed Financial Information”.

Optional Benefits	Annual Expense
Protective RSG Safeguard Death Benefit	0.20%

Additional Contract Options Elected (0.20%)

Guaranteed Minimum Death Benefit

(Separate Account Charges of 1.70% of the Daily Net Assets of the Separate Account)

Subaccount	2006	2005	2004
AIM V.I. Financial Services Subaccount
Accumulation unit value at beginning of period*	$12.304	$11.814		$11.010
Accumulation unit value at end of period	$14.088	$12.304		$11.814
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
AIM V.I. Global Health Care Subaccount (formerly AIM V.I. Health Sciences Subaccount)
Accumulation unit value at beginning of period*	$12.526	$11.779		$11.564
Accumulation unit value at end of period	$12.962	$12.526		$11.779
Number of accumulation units outstanding at end of period (000’s omitted)	1	1		0
AIM V.I. Global Real Estate Subaccount (formerly AIM V.I. Real Estate Fund)
Accumulation unit value at beginning of period*	$17.272	$15.379		$11.218
Accumulation unit value at end of period	$24.220	$17.272		$15.379
Number of accumulation units outstanding at end of period (000’s omitted)	2	2		1
AIM V.I. Utilities Subaccount
Accumulation unit value at beginning of period*	$15.529	$13.517		$11.121
Accumulation unit value at end of period	$19.159	$15.529		$13.517
Number of accumulation units outstanding at end of period (000’s omitted)	0	2		0
Alger American Growth Subaccount
Accumulation unit value at beginning of period*	$41.266	$37.458		$35.204
Accumulation unit value at end of period	$42.667	$41.266		$37.458
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Alger American MidCap Growth Subaccount
Accumulation unit value at beginning of period*	$34.220	$31.687		$28.438
Accumulation unit value at end of period	$37.061	$34.220		$31.687
Number of accumulation units outstanding at end of period (000’s omitted)	1	1		0
Alger American Small Capitalization Subaccount
Accumulation unit value at beginning of period*	$21.909	$19.063		$16,631
Accumulation unit value at end of period	$25.857	$21.909		$19.063
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
American Century VP Income & Growth Subaccount
Accumulation unit value at beginning of period*	$7.366	$7.160		$6.518
Accumulation unit value at end of period	$8.481	$7.366		$7.160
Number of accumulation units outstanding at end of period (000’s omitted)	5	5		2
American Century VP Large Company Value Subaccount
Accumulation unit value at beginning of period**	$10.640	$10.000	$	N/A
Accumulation unit value at end of period	$12.554	$10.640	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		N/A
American Century VP Value Subaccount
Accumulation unit value at beginning of period*	$9.311	$9.015		$8.303
Accumulation unit value at end of period	$10.863	$9.311		$9.015
Number of accumulation units outstanding at end of period (000’s omitted)	5	3		2
Dreyfus IP MidCap Stock Subaccount
Accumulation unit value at beginning of period*	$13.429	$12.537		$11.077
Accumulation unit value at end of period	$14.219	$13.429		$12.537
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Dreyfus IP Technology Growth Subaccount
Accumulation unit value at beginning of period*	$10.200	$10.024		$9.561
Accumulation unit value at end of period	$10.435	$10.200		$10.024
Number of accumulation units outstanding at end of period (000’s omitted)	1	1		0

Subaccount	2006	2005	2004
Dreyfus Socially Responsible Growth Subaccount
Accumulation unit value at beginning of period*	$24.315	$23.864		$22.789
Accumulation unit value at end of period	$26.109	$24.315		$23.864
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Dreyfus VIF Money Market Subaccount
Accumulation unit value at beginning of period*	$9.986	$9.891		$9.942
Accumulation unit value at end of period	$10.272	$9.986		$9.891
Number of accumulation units outstanding at end of period (000’s omitted)	1	0		0
Fidelity VIP Contrafund® Subaccount
Accumulation unit value at beginning of period*	$29.275	$25.459		$22.979
Accumulation unit value at end of period	$32.160	$29.275		$25.459
Number of accumulation units outstanding at end of period (000’s omitted)	4	3		1
Fidelity VIP Equity-Income Subaccount
Accumulation unit value at beginning of period*	$26.889	$25.830		$23.680
Accumulation unit value at end of period	$31.780	$26.889		$25.830
Number of accumulation units outstanding at end of period (000’s omitted)	2	2		1
Fidelity VIP Growth Subaccount
Accumulation unit value at beginning of period*	$31.566	$30.341		$29.216
Accumulation unit value at end of period	$33.166	$31.566		$30.341
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Fidelity VIP Index 500 Subaccount
Accumulation unit value at beginning of period*	$137.169	$133.416		$123.320
Accumulation unit value at end of period	$155.705	$137.169		$133.416
Number of accumulation units outstanding at end of period (000’s omitted)	1	1		0
Fidelity VIP Mid Cap Subaccount
Accumulation unit value at beginning of period**	$12.126	$10.000	$	N/A
Accumulation unit value at end of period	$13.438	$12.126	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		N/A
Franklin Global Communication Securities Subaccount
Accumulation unit value at beginning of period*	$13.195	$11.589		$10.182
Accumulation unit value at end of period	$16.161	$13.195		$11.589
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Franklin Growth and Income Securities Subaccount
Accumulation unit value at beginning of period**	$10.445	$10.000	$	N/A
Accumulation unit value at end of period	$11.992	$10.445	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		N/A
Franklin Rising Dividends Securities Subaccount
Accumulation unit value at beginning of period*	$12.165	$11.962		$11.006
Accumulation unit value at end of period	$14.011	$12.165		$11.962
Number of accumulation units outstanding at end of period (000’s omitted)	9	9		8
Franklin Small Cap Value Securities Subaccount
Accumulation unit value at beginning of period*	$15.034	$14.056		$11.822
Accumulation unit value at end of period	$17.293	$15.034		$14.056
Number of accumulation units outstanding at end of period (000’s omitted)	0	1		1
Franklin Strategic Income Securities Subaccount
Accumulation unit value at beginning of period*	$11.726	$11.753		$10.816
Accumulation unit value at end of period	$12.481	$11.726		$11.753
Number of accumulation units outstanding at end of period (000’s omitted)	4	3		1
Franklin U.S. Government Subaccount
Accumulation unit value at beginning of period*	$10.364	$10.292		$10.043
Accumulation unit value at end of period	$10.601	$10.364		$10.292
Number of accumulation units outstanding at end of period (000’s omitted)	0	0		0
Franklin Zero Coupon 2010 Subaccount
Accumulation unit value at beginning of period*	$10.454	$10.493		$10.134
Accumulation unit value at end of period	$10.526	$10.454		$10.493
Number of accumulation units outstanding at end of period (000’s omitted)	1	1		0
Mutual Discovery Securities Subaccount
Accumulation unit value at beginning of period*	$15.006	$13.159		$11.591
Accumulation unit value at end of period	$18.158	$15.006		$13.159
Number of accumulation units outstanding at end of period (000’s omitted)	0	3		1
Mutual Shares Securities Subaccount
Accumulation unit value at beginning of period*	$13.365	$12.294		$11.268
Accumulation unit value at end of period	$15.558	$13.365		$12.294
Number of accumulation units outstanding at end of period (000’s omitted)	6	6		6
Templeton Developing Markets Securities Subaccount
Accumulation unit value at beginning of period*	$18.928	$15.106		$12.318
Accumulation unit value at end of period	$23.841	$18.928		$15.106
Number of accumulation units outstanding at end of period (000’s omitted)	3	3		3
Templeton Global Asset Allocation Subaccount
Accumulation unit value at beginning of period**	$10.525	$10.000	$	N/A
Accumulation unit value at end of period	$12.535	$10.525	$	N/A
Number of accumulation units outstanding at end of period (000’s omitted)	2	0		N/A

Subaccount	2006	2005	2004
JPMorgan Insurance Trust Balanced Subaccount (formerly JPMorgan Investment Trust Balanced Subaccount)
Accumulation unit value at beginning of period*	$10.604	$10.520	$10.007
Accumulation unit value at end of period	$11.572	$10.604	$10.520
Number of accumulation units outstanding at end of period (000’s omitted)	1	1	1
JPMorgan Insurance Trust Core Bond Subaccount (formerly JPMorgan Investment Trust Bond Subaccount)
Accumulation unit value at beginning of period*	$10.276	$10.206	$9.942
Accumulation unit value at end of period	$10.522	$10.276	$10.206
Number of accumulation units outstanding at end of period (000’s omitted)	2	0	0
JPMorgan Insurance Trust Diversified Equity Subaccount (formerly JPMorgan Investment Trust Diversified Equity Subaccount)
Accumulation unit value at beginning of period*	$10.813	$10.746	$10.045
Accumulation unit value at end of period	$12.350	$10.813	$10.746
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
JPMorgan Insurance Trust Intrepid Mid Cap Subaccount (formerly JPMorgan Investment Trust Diversified Mid Cap Subaccount)
Accumulation unit value at beginning of period*	$13.116	$11.390	$10.087
Accumulation unit value at end of period	$14.718	$13.116	$11.390
Number of accumulation units outstanding at end of period (000’s omitted)	0	2	0
JPMorgan Insurance Trust Equity Index Subaccount (formerly JPMorgan Investment Trust Equity Index Subaccount)
Accumulation unit value at beginning of period*	$11.371	$11.070	$10.235
Accumulation unit value at end of period	$12.906	$11.371	$11.070
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
JPMorgan Insurance Trust Government Bond Subaccount (formerly JPMorgan Investment Trust Government Bond Subaccount)
Accumulation unit value at beginning of period*	$10.387	$10.247	$9.935
Accumulation unit value at end of period	$10.569	$10.387	$10.247
Number of accumulation units outstanding at end of period (000’s omitted)	5	4	0
JPMorgan Insurance Trust Intrepid Growth Subaccount (formerly JPMorgan Investment Trust Large Cap Growth Subaccount)
Accumulation unit value at beginning of period*	$11.007	$10.655	$10.130
Accumulation unit value at end of period	$11.406	$11.007	$10.655
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
JPMorgan Insurance Trust Diversified Mid Cap Growth Subaccount (formerly JPMorgan Investment Trust Mid Cap Growth Subaccount)
Accumulation unit value at beginning of period*	$12.222	$11.188	$10.392
Accumulation unit value at end of period	$13.387	$12.222	$11.188
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
JPMorgan Insurance Trust Diversified Mid Cap Value Subaccount (formerly JPMorgan Investment Trust Mid Cap Value Subaccount)
Accumulation unit value at beginning of period*	$12.409	$11.498	$10.268
Accumulation unit value at end of period	$14.243	$12.409	$11.498
Number of accumulation units outstanding at end of period (000’s omitted)	0	1	0
JPMorgan International Equity Subaccount
Accumulation unit value at beginning of period*	$14.873	$13.664	$11.829
Accumulation unit value at end of period	$17.848	$14.873	$13.664
Number of accumulation units outstanding at end of period (000’s omitted)	2	2	1
JPMorgan Mid Cap Value Subaccount
Accumulation unit value at beginning of period*	$14.131	$13.158	$11.587
Accumulation unit value at end of period	$16.236	$14.131	$13.158
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
JPMorgan Small Company Subaccount
Accumulation unit value at beginning of period*	$17.130	$16.844	$13.909
Accumulation unit value at end of period	$19.372	$17.130	$16.844
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Janus Aspen Balanced Subaccount
Accumulation unit value at beginning of period*	$26.792	$25.240	$23.487
Accumulation unit value at end of period	$29.170	$26.792	$25.240
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Janus Aspen Large Cap Growth Subaccount
Accumulation unit value at beginning of period*	$19.449	$18.965	$17.968
Accumulation unit value at end of period	$21.301	$19.449	$18.965
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Janus Aspen Mid Cap Growth Subaccount
Accumulation unit value at beginning of period*	$26.837	$24.301	$21.170
Accumulation unit value at end of period	$29.982	$26.837	$24.301
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0

Subaccount	2006	2005	2004
Janus Aspen Mid Cap Value Subaccount
Accumulation unit value at beginning of period*	$14.501	$13.405	$11.956
Accumulation unit value at end of period	$16.407	$14.501	$13.405
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Janus Aspen Small Company Value Subaccount
Accumulation unit value at beginning of period*	$13.131	$12.911	$11.010
Accumulation unit value at end of period	$15.736	$13.131	$12.911
Number of accumulation units outstanding at end of period (000’s omitted)	1	1	0
Janus Aspen Worldwide Growth Subaccount
Accumulation unit value at beginning of period*	$27.179	$26.108	$25.129
Accumulation unit value at end of period	$31.591	$27.179	$26.108
Number of accumulation units outstanding at end of period (000’s omitted)		0	0
Oppenheimer Capital Appreciation Subaccount
Accumulation unit value at beginning of period*	$11.951	$11.590	$10.925
Accumulation unit value at end of period	$12.654	$11.951	$11.590
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Oppenheimer Global Securities Subaccount
Accumulation unit value at beginning of period*	$15.741	$14.035	$12.199
Accumulation unit value at end of period	$18.166	$15.741	$14.035
Number of accumulation units outstanding at end of period (000’s omitted)	3	3	2
Oppenheimer High Income Subaccount
Accumulation unit value at beginning of period*	$11.753	$11.718	$11.051
Accumulation unit value at end of period	$12.624	$11.753	$11.718
Number of accumulation units outstanding at end of period (000’s omitted)	1	0	0
Oppenheimer Main Street Subaccount
Accumulation unit value at beginning of period*	$12.431	$11.955	$11.155
Accumulation unit value at end of period	$14.027	$12.431	$11.955
Number of accumulation units outstanding at end of period (000’s omitted)	4	3	0
Oppenheimer Main Street Small Cap Subaccount
Accumulation unit value at beginning of period*	$14.452	$13.396	$11.468
Accumulation unit value at end of period	$16.294	$14.452	$13.396
Number of accumulation units outstanding at end of period (000’s omitted)	1	1	0
Oppenheimer MidCap Growth Subaccount (formerly Oppenheimer Aggressive Growth Subaccount)
Accumulation unit value at beginning of period*	$13.095	$11.892	$10.664
Accumulation unit value at end of period	$13.225	$13.095	$11.892
Number of accumulation units outstanding at end of period (000’s omitted)	0	0	0
Oppenheimer Strategic Bond Subaccount
Accumulation unit value at beginning of period*	$11.679	$11.590	$10.812
Accumulation unit value at end of period	$12.315	$11.679	$11.590
Number of accumulation units outstanding at end of period (000’s omitted)	8	7	2

*	Commencement of Offering May 3, 2004.

**	Commencement of Offering May 2, 2005.

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements to be included in Part B:

The financial statements of Chase Variable Annuity Separate Account (now referred to as Protective Acquired Variable Annuity Separate Account) and Protective Life Insurance Company are included in Part B. They include:

Chase Insurance Variable Annuity Separate Account (now referred to as Protective Acquired Variable Annuity Separate Account)

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2006

Statement of Operations for the Year Ended December 31, 2006

Statements of Changes in Net Assets for the Years Ended December 31, 2006 and 2005

Notes to Financial Statements.

Protective Life Insurance Company

Report of Independent Registered Public Accounting Firm

Protective Life Insurance Company and Subsidiaries Consolidated Balance Sheets as of December 31,

2006 and 2005

Protective Life Insurance Company and Subsidiaries Consolidated Statements of Operations, years ending

December 31, 2006, 2005, and 2004

Protective Life Insurance Company and Subsidiaries Consolidated Statements of Share-owner’s Equity, years ending December 31, 2006, 2005, and 2004

Protective Life Insurance Company and Subsidiaries Consolidated Statements of Cash Flows, year ending December 31, 2006, 2005, and 2004

Notes to Consolidated Financial Statements

There are no financial statements included in Parts A or C.

(b) Exhibits:

1.	A copy of resolution of the Board of Directors of Protective Life Insurance Company authorizing the renaming of Chase Insurance Variable Separate Account and its operation as the Protective Acquired Variable Annuity Separate Account dated March 28, 2007 (filed herewith).

2.	Not Applicable.

[1]3.1	Distribution Agreement between Investors Brokerage Services, Inc. and CILAAC.

[1]3.2	Selling Group Agreement of Investors Brokerage Services, Inc.

[1]3.3	General Agent Agreement.

[4]4.1	Form of Variable Annuity Contract.

4.1(a)	Endorsement (reflecting Protective Life Insurance Company as issuer) (filed herewith).

[2]4.2	Protective RSG (formerly Chase Insurance) Safeguard Enhanced Death Benefit Rider

[2]4.3	Protective RSG (formerly Chase Insurance) Safeguard Plus Enhanced Death Benefit Rider

[1]4.4	Form of Unisex Rider

[2]4.5	Form of Qualified Plan Rider

[1]4.6	Form of SIMPLE IRA – Individual Retirement Annuity Supplemental Rider

[1]4.7	Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity

[1]4.8	Form of 457 Deferred Compensation Rider

[1]4.9	Form of Individual Retirement Annuity Rider

[1]4.10	Form of Nursing Care Rider

[2]4.11	Form of ERISA Loan Rider

[2]5.	Form of Application.

6.	Protective Life Insurance Company Articles of Incorporation and By-laws (filed herewith).

7.	Not Applicable.

8.1(a)	Fund Participation Agreement (Institutional Shares) among CILAAC, Janus Aspen Series and Janus Capital Management LLC.

8.1(b)	Fund Participation Agreement (Service Shares) among CILAAC, Janus Aspen Series and Janus Capital Management LLC.

8.1(c)	Distribution and Shareholder Services Agreement between Janus Distributors LLC and CILAAC.

8.1(d)	Administrative Services Agreement between Janus Capital Management LLC and CILAAC.

8.2(a)	Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and CILAAC.

8.2(b)	Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and CILAAC.

8.2(c)	Participation Agreement among Variable Insurance Products Fund III, Fidelity Distributors Corporation and CILAAC.

8.2(d)	Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and CILAAC.

8.3(a)	Fund Participation Agreement by and among the Alger American Fund, CILAAC and Fred Alger & Company, Incorporated.

8.3(b)	Service Agreement between Fred Alger Management, Inc. and CILAAC.

[2]8.4	Fund Participation Agreement by and between CILAAC and American Century Investment Management, Inc.

8.5	Fund Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and CILAAC.

8.6(a)	Participation Agreement by and among CILAAC, AIM Variable Insurance Funds., and AIM Distributors, Inc.

8.6(b)	Administrative Service Agreement between AIM Advisors, Inc. and CILAAC.

8.6(c)	Financial Support Agreement for AIM Variable Insurance Funds among CILAAC, AIM Advisors, Inc. and AIM Distributors, Inc.

8.7	Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and CILAAC.

8.8(a)	Fund Participation Agreement between CILAAC, and Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund, Inc., Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Investment Portfolios.

8.8(b)	Administrations Services Agreement between The Dreyfus Corporation and CILAAC.

[6]8.9(a)	Participation Agreement between CILAAC and One Group Investment Trust.

[6]8.9(b)	Supplemental Payment Agreement (redacted).

8.10(a)	Fund Participation Agreement between CILAAC and J.P.Morgan Series Trust II.

8.10(b)	Administrative Services Agreement between JPMorgan Chase Bank and CILAAC.

9.	Opinion and Consent of Counsel (filed herewith).

10.	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (filed herewith).

11.	Not Applicable.

12.	Not Applicable.

13.	Powers of Attorney (filed herewith).

14.	Articles of Merger of Protective Life Insurance Company and CILAAC (filed herewith).

[1]	Incorporated herein by reference to Exhibits filed with the Registration Statement on Form N-4 for CILAAC (File No. 333-106150) filed on or about June 16, 2003.
[2]	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 for CILAAC (File No. 333-106312) filed on or about October 9, 2003.
[3]	Incorporated herein by reference to Registration Statement on Form N-4 for CILAAC (File No. 333-106645) on or about June 30, 2003.
[4].	Incorporated herein by reference to Registration Statement on Form N-4 for CILAAC (File No. 333-106645) filed on or about October 9, 2003.
[5]	Incorporated herein by reference to Registration Statement on Form N-4 for CILAAC (File No. 333-106150) filed on or about December 5, 2003.
[6]	Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 for CILAAC (File No. 333-106312) filed on or about April 30, 2004.
[7]	Incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-118408) filed on or about February 10, 2005.

Item 25. Directors and Officers of the Depositor, Protective Life Insurance Company

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns	Chairman of the Board, Chief Executive Officer, President, and Director
R. Stephen Briggs	Executive Vice President, Life and Annuity Division, and Director
Gary Corsi	Executive Vice President and Chief Financial Officer and Director
Deborah J. Long	Executive Vice President, General Counsel and Secretary
Carl S. Thigpen	Executive Vice President, Chief Mortgage and Real Estate Officer and Assistant Secretary
Carolyn M. Johnson	Senior Vice President and Chief Operating Officer, Life and Annuity Division
Carolyn King	Senior Vice President, Acquisitions
Brent E. Griggs	Senior Vice President, Asset Protection Division
Wayne E. Stuenkel	Senior Vice President and Chief Actuary
Judy Wilson	Senior Vice President, Stable Value Products
Richard J. Bielen	Senior Vice President, Chief Investment Officer and Treasurer
Alan E. Watson	Senior Vice President, Independent Agent Distribution
John B. Deremo	Senior Vice President, Institutional Distribution Group
Steven G. Walker	Senior Vice President, Controller and Chief Accounting Officer

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2006 (File No. 1-11339) filed with the Commission on March 30, 2007.

Item 27. Number of Contract Owners

As of March 1, 2007, there were approximately 2,825 Contract Owners of qualified and non-qualified Contracts offered by Registrant.

Item 28. Indemnification

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life’s directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC’s Directors’ and Officers’ Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. (a) Principal Underwriter

Investors Brokerage Services, Inc. (IBS”), acts as principal underwriter for Protective Acquired Variable Annuity Separate Account. IBS also acts as principal underwriter for Kemper Investors Life Insurance Company’s KILICO Variable Annuity Separate Account, KILICO Variable Separate Account, and Kemper Investors Life Insurance Company Variable Annuity Account C.

Item 29. (b) Information Regarding Principal Underwriter, Investors Brokerage Services, Inc.

Name and Principal Business Address	Position and Offices With Underwriter
Carolyn King	President and Director
Lawrence J. Debnar	Chief Financial Officer and FINOP
Laura N. Bryant	Chief Compliance Officer, Director and Secretary
Thomas R. Barrett	Director
Carol L. Majewski	Assistant Compliance Officer

The address of Ms. King, Ms. Bryant and Mr. Barrett is 2801 Highway 280 South, Birmingham, AL 35223. The address of Mr. Debnar and Ms. Majewski is 2500 Westfield Drive, Elgin, IL 60123-7836.

Item 29. (c)

Not Applicable.

Item 30. Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Protective Life at its contract administration office at 2500 Westfield Drive, Elgin, Illinois 60123-7836.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings and Representations

a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

Protective Life Insurance Company (“Protective Life”) represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs

Protective Life, depositor and sponsor of Registrant, Protective Acquired Variable Annuity Separate Account (the “Separate Account”), and Investors Brokerage Services, Inc. (“IBS”), the principal underwriter of the Flexible Premium Fixed and Variable Deferred Annuity Contracts (the “Contracts”) issued by Registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Council of Life Insurance. In connection therewith, Protective Life, the Separate Account and IBS represent that they will:

1.	Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with IRC 403(b) Tax-Sheltered Annuity Programs;

2.	Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of Contracts to 403(b) participants;

3.	Instruct salespeople who solicit participants to purchase Contracts specifically to bring the restrictions on redemption imposed by 403(b)(11) to the attention of potential participants; and

4.	Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer’s IRC Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

Representation Regarding Contracts Issued to Participants in the Texas Optional Retirement Program.

Protective Life, depositor and sponsor of the registrant Protective Acquired Variable Annuity Separate Account, and Investors Brokerage Services, Inc., the principal underwriter of the Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contracts (the “Contracts”) issued by the registrant, will issue the Contracts to participants in the Texas Optional Retirement Program (“Program”) in reliance upon, and in compliance with, Rule 6c-7 of the Investment Company Act of 1940, and represent that they will:

1.	Include appropriate disclosure regarding the restrictions on redemptions imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

2.	Include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of annuity contracts to Program participants;

3.	Instruct salespeople who solicit Program participants to purchase annuity contracts specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants; and

4.	Obtain from each Program participant who purchases an annuity contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on April 2, 2007.

PROTECTIVE ACQUIRED VARIABLE ANNUITY SEPARATE ACCOUNT, Registrant

By:	/s/ JOHN D. JOHNS
John D. Johns, President Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY, Depositor

By:	/s/ JOHN D. JOHNS
John D. Johns, President Protective Life Insurance Company

As required by the Securities Act of 1933, this Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN D. JOHNS John D. Johns	Chairman of the Board, President and Director (Principal Executive Officer)	April 2, 2007

/s/ GARY CORSI Gary Corsi	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	April 2, 2007

/s/ STEVEN G. WALKER Steven G. Walker	Senior Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	April 2, 2007

/s/ R. STEPHEN BRIGGS R. Stephen Briggs	Executive Vice President, Life and Annuity Division and Director	April 2, 2007

/s/ RICHARD J. BIELEN Richard J. Bielen	Senior Vice President, Chief Investment Officer, Treasurer and Director	April 2, 2007

EXHIBIT LIST

Exhibit Number	Description	Sequentially Numbered Pages

1.1.	Resolutions authorizing renaming of the Chase Variable Annuity Separate Account and its operation as Protective Acquired Variable Annuity Separate Account Company.

4.1(a)	Form of Contract Endorsement.

6.	Articles of Incorporation and By-laws of Protective Life Insurance Company.

9.	Legal Opinion and Consent.

10.	Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm.

13.	Powers of Attorney.

14.	Articles of Merger of Protective Life Insurance Company and CILAAC.